As filed with the Securities and Exchange Commission on December 18, 2003

Registration No. 333-109366

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-2

REGISTRATION STATEMENT

Under

The Securities Act of 1933

KNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	58-2424258
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chad S. Wachter

Vice President, General Counsel and Secretary

KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

David E. Brown, Jr.	Jonathan I. Mark
ALSTON & BIRD LLP	CAHILL GORDON & REINDEL LLP
North Building, 10th Floor	80 Pine Street, 17th Floor
601 Pennsylvania Avenue, N.W.	New York, New York 10005
Washington, D.C. 20004	Telephone: (212) 701-3000
Telephone: (202) 756-3345	Facsimile: (212) 269-5420
Facsimile: (202) 756-3333

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	December 18, 2003

6,000,000 Shares

Common Stock

We are offering 6,000,000 shares of our common stock. No public market currently exists for our common stock. The offering price of our common stock is expected to be between $9.00 and $11.00 per share.

Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “KNOL,” subject to notice of issuance.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “ Risk factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 900,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise the option to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $             and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made in New York, New York on or about             , 2003.

UBS Investment Bank

Raymond James

Robert W. Baird & Co.

Morgan Keegan & Company, Inc.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sales of the common stock.

i

Prospectus summary

You should read this entire prospectus, including the financial statements and related notes, before making an investment decision. You should also carefully consider, among other factors, the matters set forth in “Risk factors.”

OUR BUSINESS

We are a fully integrated provider of cable television, local and long-distance telephone and high-speed Internet access services, which we refer to as video, voice and data services, to residential and business customers in eight markets in the southeastern United States. We also provide advanced communications services, such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services, in these markets.

We report an aggregate number of connections for video, voice and data services. For example, a single customer who purchases cable television, local telephone and Internet access services would count as three connections. As of and for the nine months ended September 30, 2003, we had approximately 319,000 total connections, our revenues were $127.3 million and we had a net loss of $71.2 million. As of September 30, 2003, more than 70% of our connections were delivered in a bundled offering of two or more of our video, voice and data services. Video, voice and data revenues accounted for approximately 41.7%, 40.5% and 17.8%, respectively, of our consolidated revenues for the nine months ended September 30, 2003.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. Our network currently passes approximately 446,000 marketable homes, which are residential and business units passed by our broadband network that are listed in our database and which we do not believe are covered by exclusive arrangements with other providers of competing services. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services. We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for six years, and we are supported by a management team with decades of experience operating video, voice and data networks.

We provide a full suite of video, voice and data services in Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We target markets based on criteria that include population densities and demographic profiles that we believe to be favorable and competitive dynamics that enable us to be the first provider of fully bundled video, voice and data services in our markets.

Our business is capital intensive. In order to fund the acquisition, construction and upgrade of our broadband network, we have incurred substantial debt. As of September 30, 2003, we had outstanding indebtedness of $269.5 million, including accrued interest. We have incurred net losses for the past three years and expect to incur net losses for the next several years as our business matures. As of September 30, 2003, we had an accumulated deficit of $381.2 million. In November 2002, our subsidiary, Knology Broadband, Inc., emerged from bankruptcy, which resulted in the reduction of our consolidated debt from $416.9 million to $250.2 million and the receipt of $39.0 million of additional equity financing.

We have built our company through:

➢	acquisitions of other cable companies, networks and franchises;
➢	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;
➢	construction and expansion of our broadband network to offer integrated video, voice and data services; and
➢	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with these service offerings.

Prospectus summary

On July 15, 2003, we signed a definitive agreement to purchase certain assets from Verizon Media Ventures Inc., or Verizon Media, a subsidiary of Verizon Communications Inc., or Verizon, including the cable television systems and franchise rights in Pinellas County, Florida and Cerritos, California, which we refer to collectively as the Verizon Media acquisition. On December 1, 2003, we completed the acquisition of the cable system and franchise rights in Cerritos, California, for which we paid Verizon Media approximately $6.6 million in cash. In the fourth quarter of 2003, we expect to complete the acquisition of the cable system and franchise rights in Pinellas County, Florida for which we expect to pay approximately $10.3 million in cash. In connection with the closing of the Verizon Media acquisition, we will also issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock for release of its exclusivity rights.

The closing of the Verizon Media acquisition would have added approximately 290,000 marketable homes and 70,000 connections to our broadband network on a pro forma combined basis as of September 30, 2003. Giving effect to the Verizon Media acquisition on a pro forma combined basis as of September 30, 2003, our broadband network would have passed approximately 740,000 marketable homes, and we would have had approximately 390,000 connections.

BUSINESS STRATEGY

Our goal is to be the leading provider of integrated broadband communications services to residential and business customers in our target markets and to fully leverage the capacity and capability of our interactive broadband network. The key components of our strategy include:

➢	Focus on offering fully integrated bundles of video, voice and data services. Bundling is central to our operating strategy and provides us with meaningful revenue opportunities, enables us to increase penetration and operating efficiencies, facilitates customer service, and reduces customer acquisition and installation costs. We believe that offering customers a bundle of video, voice and data services allows us to maximize the revenue generating capability of our network, increase revenue per customer, provide greater pricing flexibility and promote customer retention.

➢	Leverage our broadband network to provide new services. We have completed our network upgrade, which enables us to support advanced communications services and multiple emerging interactive services such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services.

➢	Deliver industry leading customer service. We deliver personalized and responsive customer care that promotes customer loyalty. We have introduced a new enterprise management system that will enhance our service capability by providing us with a single platform for sales, provisioning, customer care, trouble ticketing, credit control, scheduling and dispatch of service calls, as well as providing our customers with a single bill for all services. Currently, none of our competitors in our markets provide their customers the option of a single bill for the complete bundle of video, voice and data services offered.

➢	Pursue expansion opportunities. We have a history of acquiring, integrating, upgrading and expanding systems, enabling us to offer bundled video, voice and data services and increasing our revenue opportunity, penetration and operating efficiency. To augment our organic growth, we will pursue value-enhancing expansion opportunities, including acquisitions and edge-out expansion in new or existing markets.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

The offering

Common stock offered	6,000,000 shares

Common stock outstanding after this offering	22,775,117 shares

Use of proceeds after expenses	We estimate that the net proceeds to us from the offering will be approximately $53.5 million. We expect to use these proceeds, together with our remaining cash, to pay approximately $17.0 million to fund the Verizon Media acquisition, including the repayment of a $6.7 million promissory note, plus accrued interest, used to fund the acquisition of the cable system in Cerritos, California and related expenses; to fund approximately $36.5 million for capital expenditures and operations in the Pinellas County, Florida market acquired from Verizon Media; and any remainder for general corporate purposes.

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Proposed Nasdaq National Market symbol	KNOL

The number of shares of common stock to be outstanding after this offering includes shares of common stock and non-voting common stock and is based on the number of shares of common stock and Series A, B, C, D and E preferred stock outstanding on September 30, 2003. The shares we are offering by this prospectus represent 26.3% of the total number of shares of common stock and non-voting common stock to be outstanding after this offering is completed. Unless we specifically state otherwise, the information in this prospectus gives effect to and assumes:

➢	a one-for-10 reverse stock split which was effective on November 28, 2003;

➢	that the underwriters do not exercise their option to purchase up to an additional 900,000 shares of common stock from us to cover over-allotments; and

➢	the conversion of all outstanding shares of Series A, B, C and D preferred stock into shares of common stock and all outstanding shares of Series E preferred stock into shares of non-voting common stock, all of which will automatically occur upon the closing of this offering. Each share of our Series A preferred stock converts into 0.10371 shares of our common stock, and each share of our Series B preferred stock converts into 0.14865 shares of our common stock. Each share of our Series C and D preferred stock converts into one-tenth (1/10) of a share of our common stock. Each share of our Series E preferred stock converts into one-tenth (1/10) of a share of our non-voting common stock.

Unless we specifically state otherwise, all information in this prospectus excludes:

➢	1,170,335 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2003, at a weighted average exercise price of $17.90 per share (plus an additional 625,000 shares of common stock issuable upon the exercise of options we expect to grant with an exercise price per share equal to the per share public offering price in this offering);

➢	103,187 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2003, at a weighted average exercise price of $0.01 per share;

➢	1,000,000 shares of common stock issuable upon the exercise of a warrant to be issued upon the closing of the Verizon Media acquisition, with an exercise price per share equal to the public offering price in this offering; and
➢	shares of our common stock and/or non-voting common stock issuable upon the exercise of certain rights to convert amounts outstanding and accrued interest at the per share public offering price in this offering under an existing $6.7 million promissory note.

Summary consolidated financial and operating data

The summary of our consolidated financial and operating data set forth below as of and for the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and 2003, should be read in conjunction with, and is qualified in its entirety by reference to, “Selected historical consolidated financial and operating data,” “Management’s discussion and analysis of financial condition and results of operations,” and our historical financial statements, including introductory paragraphs and related notes to those financial statements, appearing elsewhere in this prospectus.

The unaudited pro forma financial and operating data set forth below for the year ended December 31, 2002 and the nine months ended September 30, 2003, give effect to the consummation of the Verizon Media acquisition and this offering as if they had occurred on January 1, 2002 with respect to unaudited pro forma condensed combined statements of operations and other financial data for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. The pro forma information gives effect to the Verizon Media acquisition under the purchase method of accounting and to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements. See “Unaudited pro forma financial data.” The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical audited consolidated financial statements and the related notes and those of The Pinellas County, Florida and Cerritos, California Unincorporated Divisions of Verizon Media, which we refer to as the Verizon Media businesses, included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statements are based on preliminary estimates of purchase price allocation, do not reflect any direct costs or potential savings which may result from the Verizon Media acquisition, and are not necessarily indicative of the results that would actually have occurred had the transactions been consummated at the dates indicated, nor are they necessarily indicative of future operating results or the financial position of the combined company. We do not currently anticipate that the final purchase price allocation will be materially different from our preliminary estimates.

Consolidated statement of operations data:	Years ended December 31,				Nine months ended September 30,
	2000	2001	2002	Pro forma 2002	2002	2003	Pro forma 2003

	(dollars in thousands, except per share data)

Revenues	$82,573	$106,189	$141,866	$176,921	$103,044	$127,289	$152,188
Cost of services	31,010	32,469	41,007	58,267	30,303	34,691	48,374
Selling, operations and administrative expense	58,725	73,322	79,837	104,812	59,084	68,883	84,074
Depreciation and amortization	60,672	78,954	80,533	83,408	60,147	58,922	61,079
Gain on debt extinguishment	—	(31,875)	(109,804)	(109,804)	—	—	—

Operating (loss) income	(67,834)	(46,681)	31,995	15,244	(60,032)	(37,580)	(76,085)
Interest expense, net	(34,859)	(40,069)	(35,871)	(35,871)	(30,754)	(21,291)	(21,291)

Net loss attributable to common stockholders	(100,896)	(126,952)	(2,626)	(19,377)	(89,610)	(71,170)	(109,675)

Consolidated other financial data:
Cash provided by (used in) operating activities	$35,884	$(13,251)	$10,318		$11,071	$18,896
Cash used in investing activities	149,986	89,117	44,847		34,609	26,816
Cash provided by (used in) financing activities	126,911	119,814	40,368		2	(2,539)
Capital expenditures	146,706	86,696	44,446		35,016	26,579

Summary consolidated financial and operating data

The unaudited pro forma financial and operating data set forth below as of September 30, 2003 gives effect to the consummation of the Verizon Media acquisition and this offering as if they had occurred on September 30, 2003, with respect to the unaudited pro forma condensed combined other operating and balance sheet data. The pro forma information gives effect to the Verizon Media acquisition under the purchase method of accounting and to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements. See “Unaudited pro forma financial data.”

	As of December 31,			As of September 30,
Consolidated other operating data:	2000	2001	2002	2002	2003	Pro forma 2003

Homes passed	428,815	487,726	524,855	516,321	540,401	938,912
Marketable homes passed	380,027	423,201	436,462	432,637	446,251	736,251
Cable connections(1)	101,872	118,224	129,452	128,077	133,267	191,322
Cable penetration(2)	26.8%	27.9%	29.7%	29.6%	29.9%	26.0%
Digital cable connections	13,722	26,542	33,276	31,561	33,297	59,073
Digital penetration of cable connections	13.5%	22.5%	25.7%	24.6%	25.0%	30.9%
Telephone connections on-net(3)	55,311	81,901	108,484	102,906	118,038	118,038
On-net telephone penetration(4)	8.7%	14.2%	19.5%	18.6%	21.4%	13.0%
Internet connections	14,898	32,573	50,225	46,429	62,276	71,824
Internet penetration(2)	3.9%	7.7%	11.5%	10.7%	14.0%	9.8%
Total connections	179,223	238,942	293,149	282,450	319,031	386,634

(1)	Cable connections include customers who receive analog or digital cable services.
(2)	Penetration is measured as a percentage of marketable homes passed.
(3)	On-net connections are connections provided over our network as opposed to telephone lines leased from third parties.
(4)	On-net telephone penetration is measured as a percentage of marketable homes passed and excludes off-net connections, as well as connections and marketable homes related to our incumbent local exchange carrier subsidiaries.

	As of September 30, 2003
Consolidated balance sheet data:	Actual	As adjusted(5)	Pro forma as adjusted(6)

	(in thousands)
Cash and cash equivalents	$33,454	$86,954	$77,028
Net working capital	15,493	68,993	53,493
Property and equipment, net	325,080	325,080	348,080
Total assets	417,578	471,078	486,561
Long-term debt, including accrued interest	265,889	265,889	265,889
Total liabilities	302,870	302,870	318,353
Total stockholders’ equity	114,708	168,208	168,208

(5)	The as adjusted balance sheet data gives effect to the receipt of $53.5 million of net proceeds in this offering.
(6)	The pro forma as adjusted balance sheet data gives effect to the receipt of $53.5 million of net proceeds in this offering and the Verizon Media acquisition as though the acquisition had occurred as of September 30, 2003.

EBITDA, as adjusted

The following calculations present EBITDA, as adjusted and reconcile EBITDA, as adjusted to net loss:

EBITDA, as adjusted reconciliation	Years ended December 31,				Nine months ended September 30,
	2000	2001	2002	Pro forma 2002	2002	2003	Pro forma 2003

	(in thousands)
EBITDA, as adjusted(1)(2)	$(7,162)	$398	$11,076	$(2,800)	$3,740	$23,715	$(12,633)
Depreciation and amortization	(60,672)	(78,954)	(80,533)	(83,408)	(60,147)	(58,922)	(61,079)
Restructuring expenses and non-cash (gains) and charges	—	31,875	102,696	102,696	(3,212)	(1,466)	(1,466)
Litigation fees	—	—	(1,244)	(1,244)	(413)	(907)	(907)
Interest expense, net	(34,859)	(40,069)	(35,871)	(35,871)	(30,754)	(21,291)	(21,291)
Gain on adjustment of warrants to market	—	—	2,865	2,865	2,865	—	—
Other expense, net	(1,373)	(834)	(321)	(321)	(276)	(12,299)	(12,299)
Income tax benefit (provision)	3,170	(2,789)	—	—	(119)	—	—
Cumulative effect of change in accounting principle	—	—	(1,294)	(1,294)	(1,294)	—	—

Net loss	$(100,896)	$(90,373)	$(2,626)	$(19,377)	$(89,610)	$(71,170)	$(109,675)

(1)	EBITDA is an acronym that means earnings before interest, taxes, depreciation and amortization. EBITDA, as adjusted is an operational measure that is not calculated and presented in accordance with accounting principles generally accepted in the United States. We define EBITDA, as adjusted as operating income or loss before depreciation and amortization, restructuring expenses and non-cash gains and charges other than asset impairments, litigation fees, interest expense, net, gain on adjustment of warrants to market, other income and expenses, net, income tax benefit and provision, cumulative effect of a change in accounting principle and non-cash distribution to preferred stockholders. EBITDA, as adjusted eliminates the uneven effect on operating income of non-cash depreciation of tangible assets and amortization of certain intangible assets and, therefore, is useful to management in measuring the overall operational strength and performance of our company. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used for generating our revenues. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and investment spending. Another limitation of EBITDA, as adjusted is that it does not reflect income net of interest expense, which is a significant expense of our company because of the substantial debt we incurred to acquire, upgrade and build out our broadband network.

Despite the limitations of EBITDA, as adjusted, management believes that the presentation of this operational measure is relevant and useful for investors because it allows investors to evaluate our performance by the same key financial metric used by management. EBITDA, as adjusted is included in our division and consolidated monthly internal financial statements (together with other key operating metrics) and is presented and reviewed in our Board meetings. EBITDA, as adjusted is used by management (including division management) to monitor, review and evaluate operating performance (excluding non-cash transactions, transactions that do not occur on a regular basis and transactions that do not reflect operating income and expenses) and to inform such business decisions as how much to spend on marketing and advertising, whether to offer, and the extent of, promotional discounts, and whether to continue or restrict employee hiring. EBITDA, as adjusted is also one of five operating metrics used to determine bonuses to all employees at the manager or higher level (annual and quarterly targets are set for these metrics and bonuses are earned based on how well we achieve the targets, weighting the five metrics equally). In addition, EBITDA, as adjusted is commonly used in the broadband industry to analyze and compare broadband companies on the basis of operating performance, although our measure of EBITDA, as adjusted may not be directly comparable to similar measures used by other companies. EBITDA, as adjusted should not be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity, as well as other measures of financial performance reported in accordance with accounting principles generally accepted in the United States.
(2)	EBITDA, as adjusted for the year ended December 31, 2002, the year ended December 31, 2002 on a pro forma basis, the nine months ended September 30, 2002, and the nine months ended September 30, 2003 on a pro forma basis include non-cash charges for asset impairments of approximately $9,946,000, $9,946,000, $9,917,000 and $27,135,000, respectively.

Risk factors

You should carefully consider the risks described below and all of the other information in this prospectus before deciding to invest in our common stock.

RISKS RELATED TO OUR BUSINESS

We have a history of net losses and may not be profitable in the future.

As of September 30, 2003, we had an accumulated deficit of $381.2 million. We expect to incur net losses for the next several years as our business matures. Our ability to generate profits and positive cash flow from operating activities will depend in large part on our ability to increase our revenues to offset the costs of operating our network and providing services. If we cannot achieve operating profitability or positive cash flow from operating activities, our business, financial condition and operating results will be adversely affected.

The demand for our bundled broadband communications services may be lower than we expect.

The demand for video, voice and data services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled broadband communications services is materially lower than we expect. If the markets for the services we offer, including voice and data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our ability to generate revenue will suffer.

Competition from other providers of video services could adversely affect our results of operations.

To be successful, we will need to retain our existing video customers and attract video customers away from our competitors. Some of our competitors have advantages over us, such as long-standing customer relationships, larger networks, and greater experience, resources, marketing capabilities and name recognition. In addition, a continuing trend toward business combinations and alliances in the cable television area and in the telecommunications industry as a whole may create significant new competitors for us. In providing video service, we currently compete with Comcast Corporation, or Comcast, Charter Communications, Inc., or Charter, Mediacom Communications Corporation, or Mediacom and Time Warner Cable Inc., or Time Warner. We also compete with satellite television providers, including DirecTV, Inc., or DirecTV, and Echostar Communications Corporation, or Echostar. Legislation now allows satellite television providers to offer local broadcast television stations. This may reduce our current advantage over satellite television providers and our ability to attract and maintain customers.

The providers of video services in our markets have, from time to time, adopted promotional discounts. We expect these promotional discounts in our markets to continue into the foreseeable future and additional promotional discounts may be adopted. We may need to offer additional promotional discounts to be competitive, which could have an adverse impact on our revenues. In addition, incumbent local phone companies may market video services in their service areas to provide a bundle of services. BellSouth Corporation, or BellSouth, has announced a strategic marketing alliance with DirecTV to jointly market voice and video services. If telephone service providers offer video services in our markets, it could increase our competition for our video and voice services and for our bundled services.

Risk factors

Competition from other providers of voice services could adversely affect our results of operations.

In providing local and long-distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets and we therefore must attract customers away from other telephone companies. BellSouth and Verizon are the primary incumbent local exchange carriers in our targeted region that offer both local and long-distance services in our markets. BellSouth is a particularly strong competitor in our current markets. We also compete with a number of providers of long-distance telephone services, such as AT&T Corp., MCI, Inc., BellSouth and Sprint Corporation. Our other competitors include competitive local exchange carriers, which are local phone companies other than the incumbent phone company that provide local telephone services and access to long-distance services over their own networks or over networks leased from other companies, and wireless telephone carriers. In the future, we may face other competitors, such as cable television service operators who have announced their intention to offer telephone services with Internet-based telephony. If cable operators offer voice services in our markets, it could increase competition for our bundled services.

The past several years have seen the emergence in our markets of carriers relying on the so-called unbundled network element platform obtained from incumbent local exchange carriers under Section 251(c)(3) of the Communications Act of 1934 and the Federal Communications Commission’s, or FCC’s, implementing regulations. Some of these carriers have been successful in capturing market share in a relatively short period of time. In the FCC’s recently released Triennial Review Order, the framework was established whereby the obligations of incumbent local exchange carriers to continue to make available the unbundled network element platform may be eliminated in the future subject to certain conditions being satisfied and certified by state public service commissions. It is difficult at this time to determine the extent to which competition from unbundled network element platform providers in our markets may intensify or diminish and it is impossible to predict, in the event that the unbundled network element platform is no longer available in certain markets in the future, whether and which unbundled network element platform-based carriers will successfully transition to other means of serving their local exchange customers.

Competition from other providers of data services could adversely affect our results of operations.

Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have advantages over us, such as greater experience, resources, marketing capabilities and stronger name recognition. In providing data services, we compete with:

➢	traditional dial-up Internet service providers;

➢	incumbent local exchange carriers that provide dial-up and digital subscriber line, or DSL, services;

➢	providers of satellite-based Internet access services;

➢	competitive local exchange carriers; and

➢	cable television companies.

In addition, some providers of data services have reduced prices and engaged in aggressive promotional activities. We expect these price reductions and promotional activities to continue into the foreseeable future and additional price reductions may be adopted. We may need to lower our prices for data services to remain competitive.

Risk factors

Our operations could be adversely affected if we are unable to implement our new enterprise management system effectively.

We are currently implementing a new enterprise management system that provides a single bill to our customers, regardless of which bundle of broadband services our customers receive. Billing is central to the customer experience and affects our relationship with our customers and our ability to cross sell our services. Should this new system fail or experience errors, it could have an adverse effect on our business. The new system also affects other operational processes, including dispatch, collection, write-off procedures, provisioning, customer service and credit. Although we have successfully converted five of our markets to the new system, we have a significant number of customers in the remaining markets to convert. We may not implement the new system successfully or our implementation may take longer or be more expensive than we currently expect.

Our programming costs are increasing, which could reduce our gross profit.

Programming has been our largest single operating expense and we expect this to continue. In recent years, the cable industry has experienced rapid increases in the cost of programming, particularly sports programming. Our relatively small base of subscribers limits our ability to negotiate lower programming costs. We expect these increases to continue, and we may not be able to pass our programming cost increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our expanded basic and digital programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. Any inability to pass programming cost increases on to our customers would have an adverse impact on our gross profit.

Programming exclusivity in favor of our competitors could adversely affect the demand for our video services.

We obtain our programming by entering into contracts or arrangements with programming suppliers. A programming supplier could enter into an exclusive arrangement with one of our video competitors that could create a competitive advantage for that competitor by restricting our access to this programming. If our ability to offer popular programming on our cable television systems is restricted by exclusive arrangements between our competitors and programming suppliers, the demand for our video services may be adversely affected and our cost to obtain programming may increase.

The rates we pay for pole attachments may increase significantly.

The rates we must pay utility companies for space on their utility poles is the subject of frequent disputes. If the rates we pay for pole attachments were to increase significantly or unexpectedly, it would cause our network to be more expensive to operate. It could also place us in a competitive disadvantage to video and telecommunications service providers who do not require, or who are less dependent upon, pole attachments, such as satellite providers and wireless voice service providers. See “Legislation and regulation—Federal regulation—Regulation of cable services—Pole attachments” for more information.

Loss of interconnection arrangements could impair our telephone service.

We rely on other companies to connect our local telephone customers with customers of other local telephone providers. We presently have access to BellSouth’s telephone network under a nine-state interconnection agreement, which expires in September 2005. If our interconnection agreement is not renewed, we will have to negotiate another interconnection agreement with BellSouth. The renegotiated agreement could be on terms less favorable than our current terms.

It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation, which could have a negative impact on our interconnection agreement with BellSouth. It is also possible that further amendments to the Communications Act of 1934 may be enacted which could have a negative impact on our interconnection agreement with

Risk factors

BellSouth. The contractual arrangements for interconnection and access to unbundled network elements with incumbent carriers generally contain provisions for incorporation of changes in governing law. Thus, future FCC, state public service commission and/or court decisions may negatively impact the rates, terms and conditions of the interconnection services we have obtained and may seek to obtain under these agreements, which could adversely affect our business, financial condition or results of operations. Our ability to compete successfully in the provision of services will depend on the nature and timing of any such legislative changes, regulations and interpretations and whether they are favorable to us or to our competitors. See “Legislation and regulation” for more information.

We operate our network under franchises that are subject to non-renewal or termination.

Our network generally operates pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Although none of our existing franchise or license agreements have been terminated, and we have received no threat of such a termination, one or more local authorities may attempt to take such action. Nor is it clear that we would prevail in any judicial or regulatory proceeding to resolve such a dispute.

Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. In a number of jurisdictions, local authorities have attempted to impose rights-of-way fees on providers that have been challenged as violating federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on competitive local exchange carriers and on video distributors. To date, the state of the law is uncertain and may remain so for some time. We may become subject to future obligations to pay local rights-of-way fees which are excessive or discriminatory.

The local franchising authorities can grant franchises to competitors who may build networks in our market areas. Local franchise authorities have the ability to impose regulatory constraints or requirements on our business, including constraints and requirements that could materially increase our expenses. In the past, local franchise authorities have imposed regulatory constraints, by local ordinance or as part of the process of granting or renewing a franchise, on the construction of our network. They have also imposed requirements on the level of customer service we provide, as well as other requirements. The local franchise authorities in our new markets may also impose regulatory constraints or requirements, which could increase our expenses in operating our business.

We may not be able to obtain telephone numbers for new voice customers in a timely manner.

In providing voice services, we rely on access to numbering resources in order to provide our customers with telephone numbers. A shortage of or a delay in obtaining new numbers from numbering administrators, as has sometimes been the case for local exchange carriers in the recent past, could adversely affect our ability to expand into new markets or enlarge our market share in existing markets.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama, and these switches may fail to operate.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama. If one or both of our switches were to fail to operate, a portion or all of our customers would not be able to access our voice services, which likely would damage our relationship with our customers and could adversely affect our business.

Risk factors

We may encounter difficulties in implementing and developing new technologies.

We have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services, such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services. We have also invested in our new enterprise management system. However, existing and future technological implementations and developments may allow new competitors to emerge, reduce our network’s competitiveness or require expensive and time-consuming upgrades or additional equipment, which may also require the write-down of existing equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that is the most economic, efficient or attractive to customers. We may also encounter difficulties in implementing new technologies, products and services and may encounter disruptions in service as a result.

Our substantial indebtedness may adversely affect our cash flows, future financing and flexibility.

As of September 30, 2003, we had approximately $269.5 million of outstanding indebtedness, including accrued interest, and our stockholders’ equity was $114.7 million. We currently pay interest in cash on our credit facilities and will be required to pay interest in cash on our outstanding 12% senior notes due 2009 beginning in November 2004. We may incur additional indebtedness in the future. Our level of indebtedness could adversely affect our business in a number of ways, including:

➢	we may have to dedicate a significant amount of our available funding and cash flow from operating activities to the payment of interest and the repayment of principal on outstanding indebtedness;

➢	depending on the levels of our outstanding debt, we may have trouble obtaining future financing for working capital, capital expenditures, general corporate and other purposes;

➢	high levels of indebtedness may limit our flexibility in planning for or reacting to changes in our business; and

➢	increases in our outstanding indebtedness and leverage will make us more vulnerable to adverse changes in general economic and industry conditions, as well as to competitive pressure.

Our earnings were not sufficient to cover our fixed charges in 2002. Our ability to make future principal and interest payments depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we cannot grow and generate sufficient cash flow from operating activities to service our debt payments, we may be required, among other things to:

➢	seek additional financing in the debt or equity markets;

➢	refinance or restructure all or a portion of our debt;

➢	sell selected assets; or

➢	reduce or delay planned capital expenditures.

These measures may not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

Risk factors

Restrictions on our business imposed by our debt agreements could limit our growth or activities.

Our indenture and our credit agreements place operating and financial restrictions on us and our subsidiaries. These restrictions, and any restrictions created by future financings, will affect our and our subsidiaries’ ability to, among other things:

➢	incur additional debt or issue mandatorily redeemable equity securities;

➢	create liens on our assets;

➢	make investments and certain capital expenditures;

➢	use the proceeds from any sale of assets;

➢	make distributions on or redeem our stock;

➢	consolidate, merge or transfer all or substantially all our assets;

➢	enter into transactions with affiliates;

➢	utilize revenues except for specified uses; and

➢	utilize excess liquidity except for specified uses.

In addition, our existing credit facilities require us to maintain specified financial ratios, such as a maximum leverage ratio and a minimum debt service coverage ratio. We are also required to maintain a minimum level of liquidity. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest. If we violate any of these restrictions or any restrictions created by future financings, we could be in default under our agreements and be required to repay our debt immediately rather than at scheduled maturity.

We may encounter difficulties expanding into additional markets.

To expand into additional cities we will have to obtain pole attachment agreements, construction permits, telephone numbers, franchises and other regulatory approvals. Delays in entering into pole attachment agreements, receiving the necessary construction permits and conducting the construction itself have adversely affected our schedule in the past and could do so again in the future. Difficulty in obtaining numbering resources may also adversely affect our ability to expand into new markets. Further, as we are currently experiencing in Louisville, we may face legal or similar resistance from competitors who are already in these markets. See “Business—Legal proceedings.” For example, a competitor may oppose or delay our franchise application or our request for pole attachment space. These difficulties could significantly harm or delay the development of our business in new markets.

It may take us longer to construct our network than anticipated, which could adversely affect our growth, financial condition and results of operations.

When we enter new markets or upgrade or expand our network in existing markets, we project the capital expenditures that will be required based in part on the amount of time necessary to complete the construction or upgrade of the network and the difficulty of such construction. If construction lasts longer than anticipated or is more difficult than anticipated, our capital expenditures could be significantly higher, which could adversely affect our growth, financial condition or results of operations.

It may take us longer to increase connections than anticipated.

When we enter new markets or expand existing markets, we project the amount of revenue we will receive in such markets based in part on how quickly we are able to generate new connections. If we are not able to generate connections as quickly as anticipated, we will not be able to generate revenue in such markets as quickly as anticipated, which could adversely affect our growth, financial condition or results of operations.

Risk factors

We may not consummate the Verizon Media acquisition.

We have entered into a definitive agreement to acquire substantially all of the assets of, and to assume certain liabilities associated with, the cable systems operated by Verizon Media in Pinellas County, Florida and Cerritos, California. On December 1, 2003, we completed the acquisition of the cable system in Cerritos, California. The acquisition of the cable system in Pinellas County, Florida is still pending and is subject to customary closing conditions, including receipt of regulatory approvals. It is expected to close in the fourth quarter of 2003. We may not be able to consummate this transaction, which could adversely affect our expected results of operations in the future.

If we consummate the Verizon Media acquisition, we may not be able to integrate the acquired businesses successfully.

We have completed the acquisition of the Verizon Media cable system in Cerritos, California. If we also are able to consummate the acquisition of the Verizon Media cable system in Pinellas County, Florida, we will operate in two additional markets. These two markets will add approximately 290,000 marketable homes passed to the existing eight markets comprising the areas passed by our broadband network, as well as add approximately 60,000 video connections and approximately 10,000 data connections. Our future growth and profitability will depend in part on the success of our integration of the operations of the Verizon Media businesses into our operations. Our ability to successfully integrate such operations will depend on a number of factors, including our ability to devote adequate personnel to the integration process, while still managing our current operations effectively. We may experience difficulties in integrating the acquired business, which could increase our costs or adversely impact our ability to operate our business.

Pending or future acquisitions and joint ventures could strain our business and resources.

If we acquire existing companies or networks or enter into joint ventures, we may:

➢	miscalculate the value of the acquired company or joint venture;

➢	divert resources and management time;

➢	experience difficulties in integrating the acquired business or joint venture with our operations;

➢	experience relationship issues, such as with customers, employees and suppliers, as a result of changes in management;

➢	incur additional liabilities or obligations as a result of the acquisition or joint venture; and

➢	assume additional financial burdens or dilution in connection with the transaction.

Additionally, ongoing consolidation in our industry may be shrinking the number of attractive acquisition targets.

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified management personnel, we may be unable to implement our strategy.

Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain “key man” life insurance policies on, these or any other employees. The loss of members of our key management and certain other members of our operating personnel could adversely affect our business.

Our ability to manage our anticipated growth depends on our ability to identify, hire and retain additional qualified management personnel. While we are able to offer competitive compensation to prospective employees, we may still be unsuccessful in attracting and retaining personnel which could affect our ability to grow effectively and adversely affect our business.

Risk factors

Since our business is concentrated in specific geographic locations, our business could be hurt by a depressed economy and natural disasters in these areas.

We provide our services to areas in Alabama, Florida, Georgia, South Carolina and Tennessee, which are all in the southeastern United States. A stagnant or depressed economy in the southeastern United States could affect all of our markets, and adversely affect our business and results of operations.

Our success depends on the efficient and uninterrupted operation of our communications services. Our network is attached to poles and other structures in our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood or other natural catastrophe in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together, and a single natural catastrophe could damage our network in more than one market.

RISKS RELATED TO RELATIONSHIPS WITH STOCKHOLDERS, AFFILIATES AND RELATED PARTIES

A small number of stockholders will control a significant portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

After giving effect to the shares issued in this offering, SCANA Communications Holdings, Inc., or SCANA, our largest stockholder, will own approximately 12.5% of our outstanding voting stock. Additionally, private equity funds affiliated with Whitney & Co., LLC, or Whitney, and The Blackstone Group L.P., or Blackstone, both of which currently have representation on our board of directors, will own approximately 7.7% and 5.9% of our outstanding voting stock, respectively. Further, approximately 6.3% of our outstanding voting stock will be owned by Campbell B. Lanier, III, the chairman of our board of directors, and members of Mr. Lanier’s immediate family. As a result, these stockholders have significant voting power with respect to the ability to:

➢	authorize additional shares of capital stock or otherwise amend our certificate of incorporation or bylaws;

➢	elect our directors; or

➢	effect a merger, sale of assets or other corporate transaction.

The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. This could reduce the value of our stock.

Some of our major stockholders own stock in our competitors and may have conflicts of interest.

Some of our major stockholders, including SCANA, Whitney, Blackstone and Mr. Lanier, own or in the future may own interests in companies that may compete with us. When the interest of one of our competitors differs from ours, these stockholders may support our competitor or take other actions that could adversely affect our interests.

RISKS RELATED TO OUR COMMON STOCK

A market for our common stock may not develop.

Before this offering, there was no public trading market for our common stock, and a market may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. The public offering price for our common stock will be determined through negotiations with the underwriters and may not

Risk factors

bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

If a significant number of shares of our common stock is sold into the market following the offering, the market value of our common stock could significantly decline, even if our business is doing well.

Many of our existing stockholders will have an opportunity to sell their stock following this offering. Also, many of our employees and directors may exercise their stock options in order to sell the underlying stock in the market following this offering.

Upon completion of this offering, we will have approximately 22,775,117 shares of common stock outstanding (including 2,170,127 shares of our non-voting common stock that converts automatically into common stock when transferred to any person other than SCANA or one of its affiliates). Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

An additional 8,097,150 shares, including shares of non-voting common stock, to be outstanding after this offering will also be freely transferable without restriction or registration under the Securities Act, except for any shares held by one of our existing affiliates. The remaining 8,677,967 shares of common stock to be outstanding after this offering are “restricted shares” as defined in Rule 144 under the Securities Act and may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, including exemptions contained in Rule 144. However, of these restricted shares, 7,371,327 shares have been held for more than two years and, except for any shares held by one of our existing affiliates, may be resold in the public market without regard to the volume or manner of sale restrictions of Rule 144.

The holders of an aggregate of 14,700,097 shares, including shares of our non-voting common stock, to be outstanding after this offering have certain contractual registration rights that may allow them to sell all of such shares in the market pursuant to a registration statement filed by us with the SEC. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of shares of our common stock in the public market after this offering, the market price of our common stock could decline significantly. This may also impair our ability to raise capital through the sale of additional equity securities.

Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may do so in ways with which you do not agree.

We estimate the net proceeds to us from this offering to be approximately $53.5 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have determined specific uses for most of these net proceeds, including funding the purchase price for the Verizon Media businesses and capital expenditures to further expand and improve these businesses. However, our board of directors and management will have broad discretion in how we use the proceeds from this offering, and we may spend these proceeds in ways that do not improve our operating results or increase the value of your investment. Additionally, if the acquisition of the Verizon Media cable system in Pinellas County, Florida is not consummated, we intend to use the net proceeds from this offering intended for that acquisition for general corporate purposes, including possibly repaying debt. You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering.

Risk factors

We do not currently intend to pay dividends on our common stock.

Our indenture and credit facilities limit our ability to pay dividends and make distributions to our stockholders. In addition, the continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock.

Forward-looking statements

This prospectus contains forward-looking statements, including, specifically, the information in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” as well as other places in this prospectus. Statements in this prospectus that are not historical facts are “forward-looking statements.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions. Specifically, this prospectus contains, among others, such forward-looking statements relating to (a) plans to develop future networks and upgrade facilities; (b) the market opportunity presented by markets we have targeted; (c) future business developments; (d) the current and future markets for our services and products; (e) our anticipated capital expenditures; (f) our anticipated sources of capital; (g) the effects of regulatory changes on our business; (h) competitive and technological developments; (i) a pending acquisition and future acquisitions and alliances; and (j) projected revenues, liquidity, interest costs and income.

Wherever forward-looking statements occur in this prospectus or in other statements attributable to us, they are necessarily estimates reflecting our best judgment. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed under the section entitled “Risk factors.” We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements.

You should read this prospectus, and the documents we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our future results may be materially different from what we expect. The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements. All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Use of proceeds

We estimate that the net proceeds to us from the sale of the 6,000,000 shares of common stock that we are offering will be approximately $53.5 million based on an assumed public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $8.4 million from the sale of an additional 900,000 shares.

We expect to use the net proceeds from this offering, together with our remaining cash, to pay approximately $17.0 million to fund the Verizon Media acquisition, including the repayment of a $6.7 million promissory note, plus accrued interest, used to fund the acquisition of the cable system in Cerritos, California and related expenses, unless the lender exercises his option to convert such amounts into shares of common stock or non-voting common stock at the per share public offering price in this offering. Amounts outstanding under the promissory note bear interest at a rate of 12.0% per annum and mature upon the earlier of the tenth day following the completion of this offering and March 31, 2004. We will also use approximately $36.5 million to fund capital expenditures and operations in the Pinellas County, Florida market acquired from Verizon Media. We expect to use any remainder for general corporate purposes. Pending such uses, the net proceeds will be invested in interest-bearing, investment-grade, short-term investments.

The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our business strategy, the amount of our future revenues and expenses, and our future cash flow. For example, if our future revenues or cash flow are less than we currently anticipate, we may need to support our ongoing business operations with proceeds of this offering that we would otherwise use to support growth and expansion or, if the acquisition of the Verizon Media cable system in Pinellas County, Florida is not consummated, we may choose to utilize a portion of the net proceeds intended for that acquisition to repay or retire other debt. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

Dividend policy

We have never declared or paid any cash dividends on our common stock and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. It is the current policy of our board of directors to retain earnings to finance the expansion of our operations. As we are a holding company, our ability to pay cash dividends depends on our receiving cash dividends, advances and other payments from our subsidiaries. Future declaration and payment of dividends, if any, will be determined based on the then-current conditions, including our earnings, operations, capital requirements, financial condition, contractual restrictions and other factors our board of directors deems relevant. Our ability to pay dividends is limited by the terms of the indenture governing our outstanding senior notes and by the terms of our credit facilities.

Capitalization

The following table sets forth our capitalization as of September 30, 2003:

➢	on an actual basis;

➢	on an as adjusted basis, giving effect to the sale of 6,000,000 shares of common stock in this offering at an assumed public offering price of $10.00 per share and the application of the net proceeds as described under “Use of proceeds;” and

➢	on a pro forma as adjusted basis, giving effect to both the sale of 6,000,000 shares of common stock in this offering and the Verizon Media acquisition.

	As of September 30, 2003
	Actual	As adjusted	Pro forma as adjusted
	(dollars in thousands)
Cash and cash equivalents	$ 33,454	$ 86,954	$ 77,028

Debt:
12% senior notes due 2009	$218,096	$218,096	$218,096
CoBank credit facility	35,453	35,453	35,453
Wachovia credit facility	15,465	15,465	15,465

Total debt	269,014	269,014	269,014

Warrants	1,861	1,861	9,361

Stockholders’ equity:
Series A preferred stock, $.01 par value, 56,000,000 shares authorized, 51,249,902 shares issued and outstanding and no shares issued and outstanding, as adjusted and pro forma as adjusted	512	—	—
Series B preferred stock, $.01 par value, 21,180,131 shares authorized, 21,180,131 shares issued and outstanding and no shares issued and outstanding, as adjusted and pro forma as adjusted	212	—	—
Series C preferred stock, $.01 par value, 60,000,000 shares authorized, 50,219,561 shares issued and outstanding and no shares issued and outstanding, as adjusted and pro forma as adjusted	502	—	—
Series D preferred stock, $.01 par value, 34,000,000 shares authorized, 10,684,751 shares issued and outstanding and no shares issued and outstanding, as adjusted and pro forma as adjusted	107	—	—
Series E preferred stock, $.01 par value, 25,000,000 shares authorized and 21,701,279 shares issued and outstanding and no shares issued and outstanding, as adjusted and pro forma as adjusted	217	—	—
Common stock, $.01 par value, 200,000,000 shares authorized, 51,005 shares issued and outstanding and 20,604,990 shares issued and outstanding, as adjusted and pro forma as adjusted	5	206	206
Non-voting common stock, $.01 par value, 25,000,000 shares authorized, no shares issued and outstanding and 2,170,127 shares issued and outstanding, as adjusted and pro forma as adjusted	—	22	22
Additional paid-in capital	494,389	549,216	549,216
Accumulated deficit	(381,236)	(381,236)	(381,236)

Total stockholders’ equity	$114,708	$168,208	$168,208

Total capitalization	$385,583	$439,083	$446,583

Unaudited pro forma financial data

The following unaudited pro forma condensed combined financial data set forth below as of September 30, 2003 and for the year ended December 31, 2002 and the nine months ended September 30, 2003, gives effect to the consummation of the Verizon Media acquisition and this offering as if they had occurred on September 30, 2003, with respect to the unaudited pro forma condensed combined balance sheet, and on January 1, 2002, with respect to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. The pro forma information gives effect to the Verizon Media acquisition under the purchase method of accounting and to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements and the related notes of Knology and the Verizon Media businesses included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statements are based on preliminary estimates of purchase price allocations, do not reflect any direct costs or potential savings which may result from the Verizon Media acquisition, and are not necessarily indicative of the results that would actually have occurred had the transactions been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial position of the combined company. We do not currently anticipate that the final purchase price allocation will be materially different from our preliminary estimates.

The unaudited pro forma condensed combined financial statements have been prepared by us. Verizon and Verizon Media disclaim any liability with respect to these financial statements, the prospectus or the offering contemplated by the prospectus.

Unaudited pro forma financial data

Unaudited pro forma condensed combined balance sheet	As of September 30, 2003
	Knology	Verizon Media businesses	Adjustments		Pro forma condensed combined

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$33,454	$—	$43,574	(a)	$77,028
Accounts receivable, net	14,892	2,409	—		17,301
Affiliate receivable	101	—	—		101
Prepaid expenses and other	2,109	5,642	(5,642	)(b)	2,109

Total current assets	50,556	8,051	37,932		96,539

Property, plant and equipment, net	325,080	14,606	8,394	(c)	348,080
Investments	174	—	—		174
Intangible and other assets, net	41,768	—	—		41,768
Deferred taxes	—	32,293	(32,293	)(b)	—

Total assets	$417,578	$54,950	$14,033		$486,561

Liabilities and stockholders’ equity
Current liabilities:
Current portion of notes payable	$3,598	$—	$—		$3,598
Accounts payable	13,788	1,379	—		15,167
Accrued liabilities	8,047	5,114	—		13,161
Unearned revenue	9,630	1,490	—		11,120

Total current liabilities	35,063	7,983	—		43,046

Noncurrent liabilities:
Notes payable	47,793	4,999	(4,999	)(d)	47,793
Deferred employee benefits	—	3,116	(3,116	)(d)	—
Unamortized investment tax credits	57	—	—		57
Senior notes, including accrued interest	218,096	—	—		218,096
Warrants	1,861	—	7,500	(j)	9,361

Total noncurrent liabilities	267,807	8,115	(615)		275,307

Total liabilities	302,870	16,098	(615)		318,353

Stockholders’ equity
Convertible preferred stock	1,550	—	(1,550	)(e)	—
Common stock	5	—	223	(e)	228
Additional paid-in capital	494,389	—	54,827	(a)(e)	549,216
Accumulated deficit/net parent funding	(381,236)	38,852	(38,852	) (f)	(381,236)

Total stockholders’ equity	114,708	38,852	14,648		168,208

Total liabilities and stockholders’ equity	$417,578	$54,950	$14,033		$486,561

See notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma financial data

Unaudited pro forma condensed combined statement of operations	Year ended December 31, 2002
	Knology	Verizon Media businesses	Adjustments		Pro forma condensed combined

	(dollars in thousands, except per share data)
Revenues	$141,866	$35,055	$—		$176,921
Operating expenses:
Costs and expenses, excluding depreciation and amortization	120,844	42,235	—		163,079
Depreciation and amortization	80,533	8,590	(5,715	)(g)	83,408
Restructuring expenses and non-cash gains and charges, net	(92,750)	—	—		(92,750)
Litigation fees	1,244	—	—		1,244
Allocated parent company expenses	—	6,696	—		6,696

	109,871	57,521	(5,715)		161,677

Operating income (loss)	31,995	(22,466)	5,715		15,244
Other income (expense):
Interest income	395	—	—		395
Interest expense	(36,266)	(384)	384	(h)	(36,266)
Interest expense—parent	—	(3,311)	3,311	(h)	—
Gain on adjustment of warrants to market	2,865	—	—		2,865
Other expense, net	(321)	—	—		(321)

	(33,327)	(3,695)	3,695		(33,327)

Loss before income taxes and cumulative effect of change in accounting principle	(1,332)	(26,161)	9,410		(18,083)
Income tax benefit	—	9,157	(9,157	)(i)	—

Loss before cumulative effect of change in accounting principle	(1,332)	(17,004)	253		(18,083)
Cumulative effect of change in accounting principle	(1,294)	—	—		(1,294)

Net income (loss)	$(2,626)	$(17,004)	$253		$(19,377)

Basic and diluted net loss per share	$(52.20)				$(1.43)

Basic and diluted weighted average shares outstanding	50,304				13,507,785

See notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma financial data

Unaudited pro forma condensed combined statement of operations	Nine months ended September 30, 2003
	Knology	Verizon Media businesses	Adjustments		Pro forma condensed combined

	(dollars in thousands, except per share data)
Revenues	$127,289	$24,899	$—		$152,188
Operating expenses:
Costs and expenses, excluding depreciation and amortization	103,574	28,874	—		132,448
Depreciation and amortization	58,922	5,254	(3,097	)(g)	61,079
Restructuring expenses and non-cash gains and charges, net	1,466	27,135	—		28,601
Litigation fees	907	—	—		907
Allocated parent company expenses	—	5,238	—		5,238

	164,869	66,501	(3,097)		228,273

Operating income (loss)	(37,580)	(41,602)	3,097		(76,085)
Other income (expense):
Interest income	281	—	—		281
Interest expense	(21,572)	(288)	288	(h)	(21,572)
Interest expense—parent	—	(2,510)	2,510	(h)	—
Other expense, net	(12,299)	—	—		(12,299)

	(33,590)	(2,798)	2,798		(33,590)

Loss before income taxes	(71,170)	(44,400)	5,895		(109,675)
Income tax benefit	—	15,540	(15,540	)(i)	—

Net loss	$(71,170)	$(28,860)	$(9,645)		$(109,675)

Basic and diluted net loss per share	$(1,405.91)				$(6.32)

Basic and diluted weighted average shares outstanding	50,622				17,360,961

See notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma financial data

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(dollars in thousands)

Pursuant to an asset purchase agreement, dated July 15, 2003, we agreed to acquire substantially all of the assets of, and to assume certain liabilities associated with, the Verizon Media businesses for $15.0 million in cash, subject to certain adjustments. In addition, we have agreed to issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock at the public offering price in this offering for release of its exclusivity rights.

The unaudited pro forma condensed financial data has been prepared assuming that the Verizon Media acquisition will be accounted for under the purchase method and is based on our historical consolidated financial statements and those of the Verizon Media businesses.

The pro forma adjustments represent management’s best estimate based on available information at this time. Actual adjustments will differ from those reflected in the unaudited pro forma condensed financial data.

The unaudited pro forma condensed financial data should be read in conjunction with our historical consolidated financial statements and the related notes thereto and those of the Verizon Media businesses included elsewhere in this prospectus.

(a)	Represents cash transactions as follows:

Net proceeds from public offering of common stock	$ 53,500
Acquisition of Verizon Media businesses	(9,926)

Net cash adjustment	$ 43,574

(b)	Reflects the elimination of current and non-current income tax related assets that are excluded from the terms of the asset purchase agreement.

(c)	This adjustment reflects the purchase price allocation for the Verizon Media acquisition as follows:

Cash purchase price	$15,000
Accounts receivable working capital adjustment	2,409
Current liability working capital adjustment	(7,983)

Net cash paid to Verizon Media	9,426
Transaction costs	500
Pro forma value of warrants issued in connection with the acquisition	7,500
Liabilities assumed	7,983

Total purchase price	$25,409

Accounts receivable purchased	$2,409
Allocation to property, plant and equipment acquired	23,000

Total purchase price	$25,409

Verizon Media September 30, 2003 property, plant and equipment	$(14,606)
Allocation to property, plant and equipment per above	23,000

Adjustment to increase carrying value of Verizon Media property, plant and equipment	$8,394

(d)	Reflects the elimination of liabilities that are not assumed in the Verizon Media acquisition.

Unaudited pro forma financial data

(e)	Reflects the conversion of our Series A, B, C, D and E preferred stock into common stock and non-voting common stock, as applicable, and a one-for-10 reverse split of our common stock and non-voting common stock.

(f)	Reflects the elimination of Verizon Media equity assuming consummation of the acquisition accounted for under the purchase method of accounting.

(g)	Represents an adjustment to depreciation expense due to a change in the carrying value of property, plant and equipment resulting from the purchase price allocation and an asset impairment recorded by Verizon Media as of June 30, 2003 (see Note 2 of the Notes to Combined Financial Statements of The Pinellas County, Florida and Cerritos, California Unincorporated Divisions of Verizon Media Ventures Inc.).

(h)	Reflects the elimination of Verizon Media interest expense which would not be incurred assuming the acquisition is effective at the beginning of the period presented.

(i)	Reflects the elimination of the Verizon Media income tax (provision)/benefit which would not have been realized by us subsequent to the acquisition.

(j)	Reflects the issuance of a warrant to purchase one million shares of our common stock in connection with the Verizon Media acquisition valued at $7,500.

Selected historical consolidated financial and operating data

The following table sets forth our selected historical consolidated financial and operating data which should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” following this section and our consolidated financial statements, the related notes, and other financial data included elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 2000, 2001, and 2002 and as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included in this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the nine months ended September 30, 2002 and 2003 and as of September 30, 2003 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited selected consolidated financial data include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2003 should not be considered indicative of results expected for the full year or any future quarters.

Selected historical consolidated financial and operating data

Consolidated statements of operations data:	Years ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003

	(in thousands)
Revenues	$45,132	$66,721	$82,573	$106,189	$141,866	$103,044	$127,289
Cost of services (excluding depreciation and amortization)	16,797	26,965	31,010	32,469	41,007	30,303	34,691
Selling, operations and administrative expense	33,266	45,960	58,725	73,322	79,837	59,084	68,883
Depreciation and amortization	17,327	40,970	60,672	78,954	80,533	60,147	58,922
Restructuring expenses and non-cash (gains) and charges	—	—	—	(31,875)	(92,750)	13,129	1,466
Litigation fees	—	—	—	—	1,244	413	907

Total operating expenses	67,390	113,895	150,407	152,870	109,871	163,076	164,689

Operating (loss) income	(22,258)	(47,174)	(67,834)	(46,681)	31,995	(60,032)	(37,580)
Interest expense, net	(19,428)	(32,944)	(34,859)	(40,069)	(35,871)	(30,754)	(21,291)
Gain on adjustments of warrants to market	—	—	—	—	2,865	2,865	—
Other income (expense), net	784	107	(1,373)	(834)	(321)	(276)	(12,299)

Loss before minority interest, income tax benefit (provision) and cumulative effect of a change in accounting principle	(40,902)	(80,011)	(104,066)	(87,584)	(1,332)	(88,197)	(71,170)
Minority interest	13,294	3,268	—	—	—	—	—
Income tax benefit (provision)	5,631	19,697	3,170	(2,789)	—	(119)	—
Cumulative effect of a change in accounting principle	(583)	—	—	—	(1,294)	(1,294)	—

Net loss	$(22,560)	$(57,046)	$(100,896)	$(90,373)	$(2,626)	$(89,610)	$(71,170)
Subsidiary preferred stock dividends	(1,424)	(1,745)	—	—	—	—	—
Non-cash distribution to preferred stockholders	—	—	—	(36,579)	—	—	—

Net loss attributable to common stockholders	$(23,984)	$(58,791)	$(100,896)	$(126,952)	$(2,626)	$(89,610)	$(71,170)

Consolidated other financial data:

Cash provided by (used in) operating activities	$23,036	$2,236	$35,884	$(13,251)	$10,318	$11,071	$18,896
Cash used in investing activities	34,587	29,316	149,986	89,117	44,847	34,609	26,816
Cash provided by (used in) financing activities	16,083	29,740	126,911	119,814	40,368	2	(2,539)
Capital expenditures	120,227	87,386	146,706	86,696	44,446	35,016	26,579

Selected historical consolidated financial and operating data

Consolidated other operating data:	As of December 31,					As of September 30,
	1998	1999	2000	2001	2002	2002	2003

Homes passed	306,566	325,556	428,815	487,726	524,855	516,321	540,401
Marketable homes passed	242,702	306,566	380,027	423,201	436,462	432,637	446,251
Video connections(1)	80,600	89,937	101,872	118,224	129,452	128,077	133,267
Video penetration(2)	33.2%	29.3%	26.8%	27.9%	29.7%	29.6%	29.9%
Digital video connections	18	5,684	13,722	26,542	33,276	31,561	33,297
Digital penetration of video connections	0.0%	6.3%	13.5%	22.5%	25.7%	24.6%	25.0%
Voice connections on-net(3)	23,742	35,879	55,311	81,901	108,484	102,906	118,038
On-net voice penetration(4)	1.2%	4.6%	8.7%	14.2%	19.5%	18.6%	21.4%
Data connections	908	4,989	14,898	32,573	50,225	46,429	62,276
Data penetration(2)	0.4%	1.6%	3.9%	7.7%	11.5%	10.7%	14.0%
Total connections	111,688	138,713	179,223	238,942	293,149	282,450	319,031

(1)	Voice connections include customers who receive analog or digital video services.
(2)	Penetration is measured as a percentage of marketable homes passed.
(3)	On-net connections are connections provided over our network as opposed to telephone lines leased from third parties.
(4)	On-net voice penetration is measured as a percentage of marketable homes passed and excludes off-net connections, as well as and marketable homes related to our incumbent local exchange carrier subsidiaries.

Consolidated balance sheet data:	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002

	(in thousands)
Cash and cash equivalents	$5,159	$7,819	$20,628	$38,074	$43,913	$33,454
Net working capital	49,979	15,664	(12,918)	617	24,000	15,493
Property and equipment, net	211,886	273,897	377,421	400,851	357,182	325,080
Total assets	374,681	400,334	489,406	516,540	471,291	417,578
Long-term debt, including accrued interest	276,179	331,013	367,616	370,817	248,945	265,889
Total liabilities	314,414	357,685	416,715	423,416	284,899	302,870
Total stockholders’ equity	54,512	37,923	67,965	88,398	184,531	114,708

Management’s discussion and analysis of financial condition and results of operations

The following is a discussion of our consolidated financial condition and results of operations for the nine months ended September 30, 2002 and 2003 and the three years ended December 31, 2002, and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read in conjunction with our “Selected historical consolidated financial and operating data” and our consolidated financial statements and related notes found elsewhere in this prospectus.

The combined financial statements of The Pinellas County, Florida and Cerritos, California Unincorporated Divisions of Verizon Media Ventures Inc., a subsidiary of Verizon Communications Inc., as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 and as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 included in this prospectus have been prepared by the management of Verizon Media. However, neither Verizon nor Verizon Media has participated in the preparation of this prospectus, and we are responsible for all of the information contained in this prospectus.

INTRODUCTION

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in eight markets in the southeastern United States. We provide service in Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. Our primary business is the delivery of bundled communication services over our own network. In addition to our bundled package offerings, we sell these services on an unbundled basis.

We have built our business through:

➢	acquisitions of other cable companies, networks and franchises;

➢	upgrades of acquired networks to introduce expanded broadband services including bundled video, voice and data services;

➢	construction and expansion of our broadband network to offer integrated video, voice and data services; and

➢	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base.

On July 15, 2003, we signed a definitive agreement to purchase certain assets from Verizon Media, including the cable television systems and franchise rights in Pinellas County, Florida and Cerritos, California. On December 1, 2003, we completed the acquisition of the cable system and franchise rights in Cerritos, California, for which we paid Verizon Media approximately $6.6 million in cash. In the fourth quarter of 2003, we expect to complete the acquisition of the cable system and franchise rights in Pinellas County, Florida, for which we expect to pay approximately $10.3 million in cash. In connection with the closing of the Verizon Media acquisition, we will also issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock for release of its exclusivity rights.

To date, we have experienced operating losses as a result of the expansion of our service territories and the construction of our network. We expect to continue to focus on increasing our customer base and expanding our broadband operations. Our ability to generate profits and positive cash flow from operations will depend in large part on our ability to increase revenues to offset the costs of construction and operation of our network.

Management’s discussion and analysis of financial condition and results of operations

HISTORY

Our predecessor, Knology Broadband, Inc., or Broadband, was formed in 1995 by ITC Holding Company, Inc., or ITC Holding. Broadband, which is now one of our subsidiaries, owns the franchise rights and assets in seven of our eight current markets. Broadband acquired cable networks in Montgomery, Alabama and Columbus, Georgia in 1995 and Panama City, Florida in 1997. In 1998, Broadband acquired a cable network in Huntsville, Alabama and began construction of its broadband network in Augusta, Georgia and Charleston, South Carolina. We were formed in September 1998, and, in 1999, ITC Holding contributed to us certain of its subsidiaries, including Broadband. As part of that contribution, we acquired our network in West Point, Georgia.

From inception, Broadband was funded primarily with private equity investments. In October 1997, to fund the acquisition and upgrade of its network, Broadband issued units consisting of $444.1 million aggregate principal amount at maturity of 11 7/8% senior discount notes due 2007 and warrants to purchase Broadband preferred stock. The Broadband discount notes accreted to face value on October 15, 2002.

Broadband and its subsidiaries have been consolidated with us since 1998 in relation to the 85% controlling interest obtained by ITC Holding in July 1998. During the remainder of 1998 and 1999, the 15% of Broadband that ITC Holding did not own was reflected as a minority interest. In the fourth quarter of 1999, the outstanding shares of Broadband common stock and preferred stock not held by ITC Holding were exchanged for shares of our common stock and Series A preferred stock and the warrants to purchase Broadband preferred stock were exchanged for warrants to purchase shares of our Series A preferred stock, with the result that Broadband became our wholly owned subsidiary. We accounted for this transaction as an acquisition of a minority interest of a subsidiary. The stock issued in the exchange was valued at $22.4 million and was recorded as goodwill.

In January 2000, InterCall, Inc., a former subsidiary of ITC Holding, loaned us $29.7 million to fund our capital expenditures and working capital. In February 2000, InterCall converted the loan into options to purchase 6,258,036 shares of our Series A preferred stock, and we issued to ITC Holding a note under which we agreed to pay ITC Holding any proceeds from option exercises received by us, including an amount equal to the exercise price for cashless exercises. In February 2000, ITC Holding effected a spin-off by distributing its shares of our Series A preferred stock to its stockholders and the options to purchase Series A preferred stock to its option holders.

From February 2000 through June 2001, we completed a series of private placements of Series B and C preferred stock, raising aggregate gross proceeds of $212.3 million. The net proceeds from these private placements were used to fund operations.

In order to reduce the amount of Broadband’s outstanding debt, on June 29, 2001, we entered into a credit facility with CoBank ACB, or CoBank, of which $22.8 million was used in September and October 2001 to repurchase Broadband discount notes with a principal amount at maturity of $64.2 million, leaving outstanding $379.9 million principal amount of notes. These repurchased notes were subsequently canceled in conjunction with the prepackaged reorganization plan discussed below.

On July 25, 2002, in an effort to reduce debt further, we commenced both an exchange offer and a solicitation of acceptances of a prepackaged plan of reorganization of Broadband. Because certain tender conditions were not met or waived, we chose not to extend the exchange offer after it expired on September 13, 2002. Accordingly, on September 18, 2002, Broadband filed a petition under Chapter 11

Management’s discussion and analysis of financial condition and results of operations of the Bankruptcy Code, and we and Broadband jointly filed the prepackaged plan. On October 22, 2002, the U.S. Bankruptcy Court for the Northern District of Georgia confirmed the prepackaged plan without modification. On November 6, 2002, the prepackaged plan became effective, resulting in the consummation of a number of transactions including the following:

➢	We received $39.0 million of gross cash proceeds from the issuance of 13 million shares of Series C preferred stock in a private placement to existing investors, SCANA and ITC Telecom Ventures. The proceeds were used to pay transaction expenses of approximately $1.7 million and for general corporate purposes.

➢	$379.9 million aggregate principal amount at maturity of Broadband discount notes were exchanged for $193.5 million of our 12% senior notes due 2009, 10,618,352 shares of our Series D preferred stock and 21,701,279 shares of our Series E preferred stock.

➢	The $15.5 million 4-year senior secured credit facility with Wachovia Bank was amended.

➢	The $40.0 million 10-year senior secured credit facility with CoBank was amended.

HOMES PASSED AND CONNECTIONS

We report homes passed as the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our broadband network and listed in our database. Marketable homes passed are homes passed other than those we believe are covered by exclusive arrangements with other providers of competing services.

Because we deliver multiple services to our customers, we report the total number of connections for video, voice and data rather than the total number of customers. We count each video, voice or data purchase as a separate connection. For example, a single customer who purchases cable television, local telephone and Internet access services would count as three connections. We do not record the purchase of digital video services by an analog video customer as an additional connection.

As we continue to sell bundled services, we expect more of our video customers to purchase voice, data and other enhanced services in addition to video services. Accordingly, we expect that our number of voice and data connections will grow faster than our video connections and will represent a higher percentage of our total connections in the future.

As of September 30, 2003, 100% of our video and data connections and over 95% of our voice connections were provided over our own network. In addition, as of September 30, 2003, more than 70% of our connections were delivered in a bundled offering of two or more of our video, voice and data services.

REVENUES

We can group our revenues into the following categories:

➢	Video revenues. Our video revenues consist of fixed monthly fees for expanded basic, premium and digital cable television services, as well as fees from pay-per-view movies, fees for video-on-demand and events such as boxing matches and concerts, that involve a charge for each viewing. Video revenues accounted for approximately 50.6%, 46.0% and 42.8% of our consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively, and 43.4% and 41.7% for the nine months ended September 30, 2002 and 2003, respectively. In providing video services, we currently compete with Comcast, Time Warner, Mediacom and Charter. We also compete with satellite television providers such as DirecTV and Echostar. Our other competitors include broadcast television stations and other satellite television companies. We expect in the future to compete with Bright House Networks, or Bright House, in Pinellas County, Florida and with telephone companies providing video service within their service areas.

Management’s discussion and analysis of financial condition and results of operations

➢	Voice revenues. Our voice revenues consist primarily of fixed monthly fees for local service and enhanced services, such as call waiting and voice mail, and usage fees for long-distance service. Voice revenues accounted for approximately 42.4%, 42.2% and 41.4% of our consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively, and 41.2% and 40.5% for the nine months ended September 30, 2002 and 2003, respectively. In providing local and long-distance telephone services, we compete with the incumbent local phone company and various long-distance providers in each of our markets. BellSouth is the incumbent local phone company, providing both local and long-distance services in our markets, and is a particularly strong competitor in our current markets and throughout the southeastern United States. We also compete with providers of long-distance telephone services, such as AT&T, MCI and Sprint. We expect to compete in Pinellas County, Florida and Cerritos, California with Verizon.

➢	Data revenues and other revenues. Our data revenues consist primarily of fixed monthly fees for data service and rental of cable modems. Other revenues result principally from broadband carrier services and video production services. These combined revenues accounted for approximately 7.0%, 11.8% and 15.8% of our consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively, and 15.4% and 17.8% for the nine months ended September 30, 2002 and 2003, respectively. Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have competitive advantages such as greater experience, resources, marketing capabilities and stronger name recognition. In providing data services, we compete with traditional dial-up Internet service providers; incumbent local exchange carriers that provide dial-up and DSL services; providers of satellite-based Internet access services; competitive local exchange carriers; and cable television companies. We also expect to compete in the future with providers of wireless high-speed data services.

We expect the rate of growth of new video connections to decrease as the video segment matures in our current markets. While the number of new video connections may decrease, management feels that opportunity to increase revenue and margins is available with the introduction of new products and new technology. New voice and data connections are expected to increase with sales and marketing efforts directed at selling customers a bundle of services, penetrating untapped market segments and offering new services.

COSTS AND EXPENSES

Our operating expenses include cost of services, selling, operations and administrative expenses and depreciation and amortization.

Cost of services includes:

➢

Video cost of services.    Video cost of services consists primarily of monthly fees to the National Cable Television Cooperative and other programming providers and is generally based on the average number of subscribers to each program. Programming costs are our largest single cost and we expect this trend to continue. Programming costs as a percentage of video revenue were approximately 44.1%, 47.5% and 48.1% for the years ended December 31, 2000, 2001 and 2002, respectively, and 47.7% and 46.2% for the nine months ended September 30, 2002 and 2003, respectively. We have entered into contracts with various entities to provide programming to be aired on our network. We pay a monthly fee for these programming services, generally based on the average number of subscribers to the program, although some fees are adjusted based on the total number of subscribers to the system and/or the system penetration percentage. Since programming cost is partially based on numbers of subscribers, it will increase as we add more subscribers. It will

Management’s discussion and analysis of financial condition and results of operations also increase as costs per channel increase over time. We estimate that we will pay approximately $34.7 million in programming fees under these contracts during 2003, of which amount we have paid $23.1 million through September 30, 2003.

➢	Voice cost of services. Voice cost of services consists primarily of transport cost and network access fees. The voice cost of services as a percentage of voice revenues were approximately 34.2%, 18.5% and 17.3% for the years ended December 31, 2000, 2001 and 2002, respectively, and 18.1% and 17.1% for the nine months ended September 30, 2002 and 2003, respectively.

➢	Data and other cost of services. Data and other cost of services consist primarily of transport cost and network access fees. The data and other cost of services as a percentage of data and other revenue were 10.6%, 7.9% and 7.4% for the years ended December 31, 2000, 2001 and 2002, respectively, and 8.1% and 6.0% for the nine months ended September 30, 2002 and 2003, respectively.

Relative to our current product mix, we expect voice and data revenue will become larger percentages of our overall revenue, and potentially will provide higher margins. Based on the anticipated changes in our revenue mix, we expect that our consolidated cost of services as a percentage of our consolidated revenues will decrease.

Selling, operations and administrative expenses include:

➢	Sales and marketing expenses. Sales and marketing expenses include the cost of sales and marketing personnel and advertising and promotional expenses.

➢	Network operations and maintenance expenses. Network operations and maintenance expenses include payroll and departmental costs incurred for network design, monitoring and maintenance.

➢	Service and installation expenses. Service and installation expenses include payroll and departmental costs incurred for customer installation and service personnel.

➢	Customer service expenses. Customer service expenses include payroll and departmental costs incurred for customer service representatives and management.

➢	General and administrative expenses. General and administrative expenses consist of corporate and subsidiary management and administrative costs.

Depreciation and amortization expenses include depreciation of our interactive broadband network and equipment and amortization of costs in excess of net assets and other intangible assets related to acquisitions.

For periods beginning after January 1, 2002, we no longer amortize goodwill related to acquisitions in accordance with SFAS 142, Goodwill and Intangible Assets.

As our sales and marketing efforts continue and our network expands, we expect to add connections resulting in increased revenue. We also expect our operating expenses, including depreciation and amortization, to increase as we expand our network and business.

We have experienced operating losses as a result of the expansion of our broadband network and services into new and existing markets. We expect to continue to focus on increasing our customer base and expanding our broadband operations. Accordingly, we expect that our operating expenses and capital expenditures will continue to increase as we extend our broadband network in existing and new markets in accordance with our business plan.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following tables set forth financial data as a percentage of operating revenues for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003.

	Years ended December 31,			Nine months ended September 30,
CONSOLIDATED FINANCIAL DATA:	2000	2001	2002	2002	2003

Revenues:
Video	50.6%	46.0%	42.8%	43.4%	41.7%
Voice	42.4	42.2	41.4	41.2	40.5
Data	7.0	11.8	15.8	15.4	17.8

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of services	37.6	30.6	28.9	29.4	27.2

Gross profit	62.4	69.4	71.1	70.6	72.8
Selling, operating and administrative expense	71.1	69.0	56.3	57.3	54.1
Depreciation and amortization	73.5	74.4	56.8	58.4	46.3
Restructuring expenses and non-cash (gains) and charges	—	(30.0)	(65.4)	12.8	1.1
Litigation fees	—	—	0.9	0.4	0.8

Operating (loss) income	(82.2)	(44.0)	22.5	(58.3)	(29.5)
Interest expense, net	(42.2)	(37.7)	(25.3)	(29.9)	(16.7)
Gain on adjustments of warrants to market	—	—	2.0	2.8	—
Other expense, net	(1.6)	(0.8)	(0.2)	(0.2)	(9.7)

Loss before income tax benefit (provision) and cumulative effect of change in accounting principle	(126.0)	(82.5)	(1.0)	(85.6)	(55.9)

Income tax benefit (provision)	3.8	(2.6)	—	(0.1)	—
Cumulative effect of change in accounting principle	—	—	(0.9)	(1.3)	—

Net loss	(122.2)	(85.1)	(1.9)	(87.0)	(55.9)
Preferred stock dividends	—	(34.4)	—	—	—

Net loss attributable to common stockholders	(122.2)%	(119.5)%	(1.9)%	(87.0)%	(55.9)%

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2003

Revenues.    Operating revenues increased 23.5% from $103.0 million for the nine months ended September 30, 2002 to $127.3 million for the nine months ended September 30, 2003. Operating revenues from video services increased 19.9% from $44.7 million for the nine months ended September 30, 2002 to $53.1 million for the same period in 2003. Operating revenues from voice services increased 21.4% from $42.5 million for the nine months ended September 30, 2002 to $51.6 million for the same period in 2003. Operating revenue from data and other services increased 42.7% from $15.8 million for the nine months ended September 30, 2002 to $22.6 million for the same period in 2003.

The increased revenues for video, voice and data and other services are primarily due to rate increases and an increase in the number of connections, from 282,450 as of September 30, 2002 to 319,031 as of September 30, 2003. Rate increases accounted for approximately 21% of the increased revenues for the nine months ended September 30, 2003, and the increase in the number of connections accounted for approximately 78% of the increased revenue for the same period. The additional connections resulted primarily from:

➢	New service offerings specifically marketed to increase sales and penetration. Connection penetration increased 9.5% from 65.3% at September 30, 2002 to 71.5% at September 30, 2003.

Management’s discussion and analysis of financial condition and results of operations

➢	Sales of voice and data services, which accounted for approximately 86% of the additional connections added from September 30, 2002 through September 30, 2003. We gained these connections by offering competitive plans that focus on bundling services to customers. In addition, we launched the new “IntroNet” product in March 2002, which is exclusively available to bundled customers.

➢	The continued construction of the broadband network in the Knoxville market.

We expect the rate of growth in the number of new video connections to decrease as the video segment matures in our current markets. While the number of new video connections may decrease, we believe that the opportunity to increase revenue and video margins is available through price increases and the introduction of new products and new technology. New voice and data connections are expected to increase with sales and marketing efforts directed at selling customers a bundle of services, penetrating untapped market segments and offering new services. Relative to our current product mix, we expect voice and data revenue will become larger percentages of our overall revenue, and potentially will provide higher margins. Based on the anticipated changes in our revenue mix, we expect that our consolidated cost of services as a percentage of consolidated revenues will decrease. As our markets mature and the opportunity to grow connections in our current network becomes more limited, with internally generated funds or additional equity infusions, we may seek to expand our network through acquisitions or additional network buildout.

Cost of services.    Cost of services increased 14.5% from $30.3 million for the nine months ended September 30, 2002 to $34.7 million for the nine months ended September 30, 2003. Cost of services for video services increased 15.1% from $21.3 million for the nine months ended September 30, 2002 to $24.5 million for the same period in 2003. Cost of services for voice services increased 14.2% from $7.7 million for the nine months ended September 30, 2002 to $8.8 million for the same period in 2003. Cost of services for data and other services decreased 6.4% from $1.3 million for the nine months ended September 30, 2002 to $1.4 million for the same period in 2003. We expect our cost of services to continue to increase as we add more connections. Programming costs, which are our largest single expense item, have been increasing over the last several years on an aggregate basis due to an increase in subscribers and on a per subscriber basis due to an increase in costs per program channel. We expect this trend to continue. We may not be able to pass these higher costs on to customers because of competitive forces, which would adversely affect our cash flow and gross profit.

Gross profit.    Gross profit increased 27.3% from $72.7 million for the nine months ended September 30, 2002 to $92.6 million for the nine months ended September 30, 2003. Gross profit for video services increased 22.1% from $23.4 million for the nine months ended September 30, 2002 to $28.6 million for the same period in 2003. Gross profit for voice services increased 23.0% from $34.8 million for the nine months ended September 30, 2002 to $42.8 million for the same period in 2003. Gross profit for data and other services increased 45.9% from $14.5 million for the nine months ended September 30, 2002 to $21.2 million for the same period in 2003.

Operating expenses.    Our costs and expenses, excluding depreciation and amortization, increased 15.9% from $89.4 million for the nine months ended September 30, 2002 to $103.6 million for the nine months ended September 30, 2003. The increase in our operating expenses is consistent with the growth in revenues and connections, and is a result of the continued expansion of our operations. Selling, operations and administrative expenses will increase as we expand.

Depreciation and amortization decreased from $60.1 million for the nine months ended September 30, 2002 to $58.9 million for the nine months ended September 30, 2003. We expect depreciation and amortization expense to increase as we make capital expenditures to construct and expand our network. We have ceased amortization of goodwill in accordance with the adoption of SFAS No. 142.

Management’s discussion and analysis of financial condition and results of operations

We expensed $3.2 million of reorganization professional fees for the nine months ended September 30, 2002 compared to $84,000 for the same period in 2003. We recognized $9.9 million in asset impairment for the nine months ended September 30, 2002. We adopted SFAS No. 123 and recorded a non-cash stock option compensation expense of $1.4 million for the nine months ended September 30, 2003. We expensed litigation fees of $413,000 for the nine months ended September 30, 2002 and $907,000 for the nine months ended September 30, 2003, arising from the Louisville litigation. See “Business—Legal proceedings.”

Other income and expense, including interest income and interest expense.    Our total other expense increased from $28.1 million for the nine months ended September 30, 2002 to $33.6 million for the nine months ended September 30, 2003. Interest income was $281,000 for the nine months ended September 30, 2002, compared to $280,000 for the same period in 2003. The interest income primarily reflects the interest earned on the average cash balances in interest bearing accounts for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. Interest expense decreased from $31.0 million for the nine months ended September 30, 2002 to $21.6 million for the nine months ended September 30, 2003. The interest expense is principally the in-kind interest on our 12% senior notes due 2009. We expect interest expense in 2003 to be significantly lower than in prior years as a result of our financial restructuring. Although the interest rate payable on our notes is comparable to the rate payable on the canceled Broadband discount notes, the aggregate amount of the notes outstanding is substantially lower.

In connection with the restructuring, and during the nine months ended September 30, 2002, we adjusted the carrying value of the outstanding warrants to purchase our Series A preferred stock to market value based on the approximate per share value of the Series A preferred stock. The approximate per share value of Series A preferred stock was deemed to be $1.87 per share resulting in a $2.9 million gain on the adjustment of warrants to market value. Future increases in the value of our stock will also affect the value of our outstanding warrants, and such increases may be required to be expensed. We determined that the changes in business conditions at Grande Communications Inc. were other than temporary, and recorded a loss on investments of $12.4 million for the nine months ended September 30, 2003.

Other income/expenses, net decreased from expense of $231,000 for the nine months ended September 30, 2002 to income of $107,000 for the nine months ended September 30, 2003. The expense for the nine months ended September 30, 2002 consisted of the write-off of investment and leasehold improvement balances. The income for the nine months ended September 30, 2003 consisted of dividends received from CoBank. We adopted SFAS No. 115 and recorded a loss on investments of $45,000 for the nine months ended September 30, 2002 and a loss of $12.4 million for the nine months ended September 30, 2003 in connection with the investment in Grande Communications described above.

Income tax provision.    We recorded a tax provision of $119,000 for the nine months ended September 30, 2002, compared to no income tax provision for the same period in 2003. The tax provision in 2002 represents a state tax provision related to our incumbent local exchange carrier subsidiaries.

Loss before cumulative effect of change in accounting principle.    We incurred a loss before cumulative effect of change in accounting principle of $88.2 million for the nine months ended September 30, 2002, compared to income before cumulative effect of change in accounting principle of $71.2 million for the nine months ended September 30, 2003.

Cumulative effect of change in accounting principle.    We adopted SFAS No. 142 on January 1, 2002. We performed a goodwill impairment test in accordance with SFAS No. 142 and based on the results of this test we recorded an impairment loss of $1.3 million for the nine months ended September 30, 2002.

Net loss.    We incurred a net loss of $89.6 million for the nine months ended September 30, 2002, compared to a net loss of $71.2 million for the nine months ended September 30, 2003. We expect net losses to continue.

Management’s discussion and analysis of financial condition and results of operations

We have experienced operating losses as a result of the expansion of our network and services into new and existing markets. We expect to continue to focus on increasing our customer base and expanding our broadband operations. Accordingly, we expect that our operating expenses and capital expenditures will continue to increase as we extend our interactive broadband network in accordance with our business plan.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

Revenues.    Operating revenues increased 33.6% from $106.2 million for the year ended December 31, 2001, to $141.9 million for the year ended December 31, 2002. Operating revenues from video services increased 24.4% from $48.8 million for the year ended December 31, 2001, to $60.8 million for the same period in 2002. Operating revenues from voice services increased 31.1% from $44.8 million for the year ended December 31, 2001, to $58.7 million for the same period in 2002. Operating revenues from data and other services increased 78.1% from $12.6 million for the year ended December 31, 2001, to $22.4 million for the same period in 2002.

The increased revenues from video, voice and data and other services are primarily due to rate increases and an increase in the number of connections, from 238,942 as of December 31, 2001, to 293,149 as of December 31, 2002. Rate increases accounted for approximately 13% of the increased revenues for the year ended December 31, 2002, and the increase in the number of connections accounted for approximately 87% of the increased revenue for the same period. The additional connections primarily resulted from:

➢	The completion of construction and expansion of our broadband network in Augusta and Charleston, which provided us with new residential and business sales opportunities in these markets. For the year ended December 31, 2002, these markets together accounted for 36.5% of the increase in our consolidated video revenues, 23.8% of the increase in our consolidated voice revenues, 24.5% of the increase in our consolidated data and other revenues, and 28.4% of the increase in our consolidated total revenues.

➢	The upgrade of our network in Huntsville to broadband capacity, which allowed us to provide voice, data and enhanced products, including digital video, in this market. For the year ended December 31, 2002, Huntsville accounted for 23.8% of the increase in our consolidated video revenues, 22.4% of the increase in our consolidated voice revenues, 30.0% of the increase in our consolidated data and other revenues and 25.0% of the increase in our consolidated total revenues.

➢	The construction of our broadband network in the Knoxville market.

All of these factors and our competitive pricing have allowed us to, and we expect will continue to allow us to, add connections and grow our customer base.

Cost of services.    Cost of services increased 26.3% from $32.5 million for the year ended December 31, 2001, to $41.0 million for the year ended December 31, 2002. Cost of services for video services increased 25.8% from $23.2 million for the year ended December 31, 2001, to $29.2 million for the same period in 2002. Cost of services for voice services increased 22.7% from $8.3 million for the year ended December 31, 2001, to $10.1 million for the same period in 2002. Cost of services for data and other services increased 67.4% from $993,000 for the year ended December 31, 2001, to $1.7 million for the same period in 2002. We expect our cost of services to continue to increase as we add more connections. Programming costs, which are our largest single expense item, have been increasing over the last several years on an aggregate basis due to an increase in subscribers and on a per subscriber basis due to an increase in costs per program channel. Management expects this trend to continue. We may not be able to pass these higher costs on to customers because of competitive forces, which would adversely affect our cash flow and gross profit.

Gross profit.    Gross profit increased 36.8% from $73.7 million for the year ended December 31, 2001, to $100.9 million for the year ended December 31, 2002. Gross profit for video services increased 23.1%

Management’s discussion and analysis of financial condition and results of operations from $25.6 million for the year ended December 31, 2001, to $31.6 million for the same period in 2002. Gross profit for voice services increased 33.0% from $36.5 million for the year ended December 31, 2001, to $48.6 million for the same period in 2002. Gross profit for data and other services increased 79.0% from $11.6 million for the year ended December 31, 2001, to $20.7 million for the same period in 2002.

Operating expenses.    Our costs and expenses, excluding depreciation and amortization, increased 8.9% from $73.3 million for the year ended December 31, 2001, to $79.8 million for the year ended December 31, 2002. The increase in our operating expenses is consistent with the growth in revenues and is a result of the expansion of our operations and an increase in the number of employees associated with such expansion and growth in our markets. Selling, operations and administrative expenses will increase as we expand.

Our depreciation and amortization increased from $79.0 million for the year ended December 31, 2001, to $80.5 million for the year ended December 31, 2002. The increase in depreciation and amortization is due to significant additions in property, plant, equipment and intangible assets resulting from the expansion of our network, the upgrading of older systems to broadband capabilities, and the purchase of buildings, computers and office equipment. We have ceased amortization of goodwill in accordance with the adoption of SFAS No. 142. Amortization of goodwill for the year ended December 31, 2001 was $4.8 million.

We recognized a gain of $109.8 million with the completion of our financial restructuring. Professional fees related to our financial restructuring were $3.8 million for the year ended December 31, 2002. In September 2001, our subsidiary, Valley Telephone, repurchased Broadband discount notes with a face amount of $58.5 million and a carrying amount of $50.5 million as of the repurchase dates for approximately $20.3 million in cash. In October 2001, Valley Telephone repurchased Broadband discount notes with a face amount of $5.7 million for approximately $2.5 million in cash. These transactions resulted in a net gain of $31.9 million, consisting of a gain of $32.7 million, offset by the write-off of $831,000 in issue costs associated with the original issuance of the Broadband discount notes in October 1997.

Our litigation fees represent expenses incurred related to litigation with Insight Communications Company, Inc., or Insight, in Louisville, and were $1.2 million for the year ended December 31, 2002. See “Business—Legal proceedings.”

We adopted SFAS No. 144 and recognized $9.9 million in asset impairment for the year ended December 31, 2002. We also adopted SFAS No. 123 in accordance with SFAS No. 148 and recorded a non-cash stock option compensation expense of $3.3 million for the year ended December 31, 2002.

Other income and expense, including interest income and interest expense.    Our total other expense decreased from $40.9 million for the year ended December 31, 2001, to $33.3 million for the year ended December 31, 2002. Interest income was $2.7 million for the year ended December 31, 2001, compared to $395,000 for the same period in 2002. The decrease in interest income primarily reflects a lower average cash balance for the year ended December 31, 2002. We capitalized interest related to the construction of our broadband network of $2.4 million for the year ended December 31, 2001. Interest expense decreased from $42.8 million for the year ended December 31, 2001, to $36.3 million for the year ended December 31, 2002. The interest expense is principally the accretion of the book value of the Broadband 11 7/8% senior discount notes issued in October 1997 and the in-kind interest on our 12% senior notes due 2009. We expect interest expense in 2003 to be significantly lower than in prior years as a result of our financial restructuring. Although the interest rate payable on our notes is comparable to the rate payable on the canceled Broadband discount notes, the aggregate amount of notes outstanding is substantially lower. Gain on the adjustment of warrants to market value was $2.9 million for the year

Management’s discussion and analysis of financial condition and results of operations ended December 31, 2002. Other expenses, net, decreased from $834,000 for the year ended December 31, 2001 to $321,000 for the year ended December 31, 2002. The decrease reflects charges taken for obsolescence and changes in technology related to inventory.

Income tax provision.    We recorded income tax expense of $2.8 million for the year ended December 31, 2001, compared to $0 income tax expense for the same period in 2002. We recorded an income tax provision of $2.8 million at December 31, 2001, which includes a $2.3 million reserve recorded against a receivable for an alternative minimum tax credit carryforward.

Loss and income before cumulative effect of change in accounting principle.    We incurred a loss before cumulative effect of change in accounting principle of $90.4 million for the year ended December 31, 2001, compared to a loss before cumulative effect of change in accounting principle of $1.3 million for the year ended December 31, 2002.

Cumulative effect of change in accounting principle.    We adopted SFAS No. 142 on January 1, 2002. We have performed a goodwill impairment test in accordance with SFAS 142 and based on the results of this test we recorded an impairment loss of $1.3 million for the year ended December 31, 2002.

Net loss attributable to common stockholders.    We incurred a net loss attributable to common stockholders of $127.0 million and $2.6 million for the years ended December 31, 2001 and 2002, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

Revenues.    Operating revenues increased 28.6% from $82.6 million for the year ended December 31, 2000, to $106.2 million for the year ended December 31, 2001. Operating revenues from video services increased 16.8% from $41.8 million for the year ended December 31, 2000, to $48.8 million for the same period in 2001. Operating revenues from voice services increased 28.2% from $34.9 million for the year ended December 31, 2000, to $44.8 million for the same period in 2001. Operating revenues from data and other services increased 116% from $5.8 million for the year ended December 31, 2000, to $12.6 million for the same period in 2001.

The increased revenues from video, voice and data and other services are due primarily to an increase in the number of connections, from 179,223 as of December 31, 2000, to 238,942 as of December 31, 2001. Rate increases accounted for approximately 1% of the increased revenues for the year ended December 31, 2001, and the increase in connections accounted for approximately 99% of the increased revenues for the same period. The additional connections primarily resulted from:

➢	our existence as one of the sole providers offering a bundled video, voice and data services solution;

➢	the organic sales and marketing efforts by our direct sales force and customer service groups; and

➢	the construction, extension and upgrade of our network.

Cost of services.    Cost of services increased 4.7% from $31.0 million for the year ended December 31, 2000, to $32.5 million for the year ended December 31, 2001. Cost of services for video services increased 25.9% from $18.4 million for the year ended December 31, 2000, to $23.2 million for the same period in 2001. Cost of services for voice services decreased 30.9% from $12.0 million for the year ended December 31, 2000, to $8.3 million for the same period in 2001. Cost of services for data and other services increased 61.4% from $615,000 for the year ended December 31, 2000, to $993,000 for the same period in 2001.

Gross profit.    Gross profit increased 43.0% from $51.6 million for the year ended December 31, 2000, to $73.7 million for the year ended December 31, 2001. Gross profit for video services increased 9.6% from $23.4 million for the year ended December 31, 2000, to $25.6 million for the same period in 2001. Gross profit for voice services increased 58.9% from $23.0 million for the year ended December 31, 2000, to $36.5 million for the same period in 2001. Gross profit for data and other services increased

Management’s discussion and analysis of financial condition and results of operations

123% from $5.2 million for the year ended December 31, 2000, to $11.6 million for the same period in 2001.

Operating expenses.    Our costs and expenses, excluding depreciation and amortization, increased 24.9% from $58.7 million for the year ended December 31, 2000, to $73.3 million for the year ended December 31, 2001.

Our depreciation and amortization increased from $60.7 million for the year ended December 31, 2000, to $79.0 million for the year ended December 31, 2001. The increase in depreciation and amortization is due to significant additions in property, plant, equipment and intangible assets resulting from the expansion of our network, the upgrading of older markets to broadband capabilities, and the purchase of buildings, computers and office equipment.

In September 2001, our subsidiary, Valley Telephone, repurchased Broadband discount notes with a face amount of $58.5 million and a carrying amount of $50.5 million as of the repurchase dates for approximately $20.3 million in cash. In October 2001, Valley Telephone repurchased Broadband discount notes with a face amount of $5.7 million for approximately $2.5 million in cash. These transactions resulted in a net gain of $31.9 million, consisting of a gain of $32.7 million, offset by the write-off of $831,000 in issue costs associated with the original issuance of the Broadband discount notes in October 1997.

Other income and expense, including interest income and interest expense.    Our total other expense increased from $36.2 million for the year ended December 31, 2000, to $40.9 million for the year ended December 31, 2001.

Interest income was $4.9 million for the year ended December 31, 2000, compared to $2.7 million for the same period in 2001. The decrease in interest income primarily reflects the interest earned from the investment of proceeds received in the Series C preferred stock offering completed in June 2001. We capitalized interest related to the construction of our broadband network of $2.3 million and $2.4 million for the years ended December 31, 2000 and 2001, respectively. Interest expense increased from $39.7 million for the year ended December 31, 2000, to $42.8 million for the year ended December 31, 2001. The increase in interest expense is due to the accretion of the book value of the Broadband discount notes. Other expenses, net, decreased from $1.4 million for the year ended December 31, 2000 to $834,000 for the year ended December 31, 2001. The decrease reflects charges taken for obsolescence and changes in technology related to inventory.

Income tax provision.    We recorded an income tax benefit of $3.2 million for the year ended December 31, 2000, compared to an income tax expense of $2.8 million for the same period in 2001. The income tax benefit in 2000 resulted from our utilizing net tax losses under a tax sharing agreement with ITC Holding. We recorded an income tax provision of $2.8 million at December 31, 2001, which includes a $2.3 million reserve recorded against a receivable for an alternative minimum tax credit carryforward. The tax sharing agreement became effective August 1998 upon the acquisition by ITC Holding of its majority owned interest in Broadband. Following the spin-off of the Company from ITC Holding, we no longer participate in the tax sharing agreement. Therefore, we no longer receive any payments from ITC Holding related to income tax benefits. As a stand-alone entity after the spin-off, we now record a full valuation allowance against any income tax benefit until management determines that it will be more likely than not that a tax benefit will be realized, at which time a tax benefit will be recorded.

Net loss attributable to common stockholders.    We incurred a net loss attributable to common stockholders of $100.9 million for the year ended December 31, 2000, compared to a net loss attributable to common stockholders of $127.0 million for the year ended December 31, 2001.

Management’s discussion and analysis of financial condition and results of operations

QUARTERLY RESULTS OF OPERATIONS

The following table presents certain unaudited consolidated statements of operations and other operating data for our 11 most recent quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future periods or any year as a whole.

	Quarters ended
	Mar. 30, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003

	(in thousands, except operating data)
Revenues	$23,506	$25,452	$27,396	$29,835	$32,034	$34,878	$36,132	$38,822	$40,687	$42,869	$43,733
Cost of services	7,647	8,338	8,225	8,259	9,531	10,175	10,597	10,704	11,565	11,258	11,868

Gross profit	15,859	17,114	19,171	21,576	22,503	24,703	25,535	28,118	29,122	31,611	31,865
Income (loss) before cumulative effect of a change in accounting principle	(29,975)	(30,817)	(1,565)	(25,227)	(26,588)	(24,258)	(37,470)	86,984	(20,469)	(19,450)	(31,251)
Net income (loss)	(29,975)	(30,817)	(1,565)	(28,016)	(27,882)	(24,258)	(37,470)	86,984	(20,469)	(19,450)	(31,251)

Homes passed	442,319	455,952	473,127	487,726	494,904	505,928	516,321	524,855	527,511	534,084	540,401
Marketable homes passed	388,710	399,958	412,060	423,201	425,197	429,399	432,637	436,462	439,025	443,159	446,251
Video connections(1)	105,859	110,131	113,738	118,224	122,823	124,707	128,077	129,542	132,385	132,163	133,267
Video penetration(2)	27.2%	27.5%	27.6%	27.9%	28.9%	29.0%	29.6%	29.7%	30.2%	29.8%	29.9%
Digital video connections	17,886	21,185	24,121	26,542	28,363	29,047	31,561	33,276	33,546	33,037	33,297
Digital penetration of video connections	16.9%	19.2%	21.2%	22.5%	23.1%	23.3%	24.6%	25.7%	25.3%	25.0%	25.0%
Voice connections on-net(3)	61,034	68,002	74,633	81,901	89,747	94,969	102,906	108,484	113,899	115,268	118,038
On-net voice penetration(4)	10.0%	11.4%	12.9%	14.2%	16.0%	17.0%	18.6%	19.5%	20.6%	20.8%	21.4%
Data connections	18,885	22,779	27,510	32,573	37,829	41,464	46,429	50,225	55,000	58,031	62,276
Data penetration(2)	4.9%	5.7%	6.7%	7.7%	8.9%	9.7%	10.7%	11.5%	12.5%	13.1%	14.0%
Total connections	192,714	207,493	222,160	238,942	256,653	267,035	282,450	293,149	306,552	310,794	319,031
Average monthly revenue per connection	$42.23	$42.48	$42.59	$43.23	$43.16	$44.36	$43.90	$44.84	$45.24	$46.23	$46.43

(1)	Video connections include customers who receive analog or digital video services.
(2)	Penetration is measured as a percentage of marketable homes passed.
(3)	On-net connections are connections provided over our network as opposed to telephone lines leased from third parties.
(4)	On-net voice penetration is measured as a percentage of marketable homes passed and excludes off-net connections, as well as connections and marketable homes related to our incumbent local exchange carrier subsidiaries.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, we had net working capital of $15.5 million, compared to net working capital of $24.0 million as of December 31, 2002. The change in working capital from December 31, 2002, to September 30, 2003 is primarily due to a decrease in cash and an increase in unearned revenue, partially offset by a decrease in accrued liabilities and accounts payable.

Net cash provided by operating activities totaled $11.1 million and $18.9 million for the nine months ended September 30, 2002 and 2003, respectively. Net cash provided by operating activities totaled $35.9 million for the year ended December 31, 2000, compared to net cash used in operating activities of $13.3 million for the year ended December 31, 2001, and compared to net cash provided by operating activities of $10.3 million for the year ended December 31, 2002. The net cash flow activity related to operating activities consists primarily of changes in operating assets and liabilities and adjustments to net income for non-cash transactions including:

➢	depreciation and amortization;

➢	non-cash stock options compensation;
➢	gain on debt extinguishment;

➢	asset impairment;

➢	write-off of investment;

➢	gain on adjustment of warrants to market;

➢	accretion of discounted debt;

➢	non-cash bond interest expense;

➢	cumulative effect of change in accounting principle;

➢	provision for bad debt; and

➢	loss (gain) on disposition of assets.

Net cash used for investing activities was $34.6 million and $26.8 million for the nine months ended September 30, 2002 and 2003, respectively. Our proceeds from investing activities for the nine months ended September 30, 2002, consisted of $35.0 million of capital expenditures and $617,000 of expenditures for intangible assets partially offset by $1.0 million in proceeds from the sale of assets. Proceeds from investing activities for the nine months ended September 30, 2003, consisted of $26.6 million of capital expenditures and $329,000 of expenditures for intangible assets partially offset by $92,000 of proceeds from the sale of assets.

Net cash used for investing activities was $150.0 million, $89.1 million and $44.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Our proceeds from investing activities for the year ended December 31, 2000 consisted of $146.7 million of capital expenditures and an additional investment in ClearSource of $8.2 million offset by $6.1 million in proceeds from the sale of short-term investments. In 2001, investing activities consisted of $86.7 million of capital expenditures, $1.1 million of organizational and franchise expenditures and an additional investment in ClearSource of $1.1 million. Proceeds from investing activities in 2002 consisted of $44.4 million of capital expenditures and $1.4 million in organizational and franchise expenditures partially offset by $1.0 million of proceeds from the sale of property.

Net cash provided by financing activities was $2,000 and net cash used for financing activities was $2.5 million for the nine months ended September 30, 2002 and 2003, respectively. Proceeds from financing activities for the nine months ended September 30, 2002, consisted of $3,000 of proceeds from exercised stock options. Proceeds from financing activities for the nine months ended September 30, 2003, consisted primarily of $2.5 million of principal payments on debt.

We received net cash flow from financing activities of $126.9 million, $119.8 million and $40.4 million for the years ended December 31, 2000, 2001 and 2002, respectively. Proceeds from financing activities in

Management’s discussion and analysis of financial condition and results of operations

2000 consisted primarily of $29.7 million of short-term borrowings through an affiliate, subsequently converted to options to purchase Series A preferred stock, and $100.0 million from an equity private placement of our Series B preferred stock. Financing activities in 2001 consisted of $109.7 million in proceeds from an equity private placement of our Series C preferred stock, $32.5 million in proceeds from our long-term debt facility and $22.8 million in expenditures for the purchase of Broadband discount notes. In 2002, financing activities consisted primarily of $39.0 million from an equity private placement of our Series C preferred stock and $5.5 million of proceeds from our long-term debt facility partially offset by $4.1 million in expenditures related to the prepackaged plan of reorganization.

We have also borrowed $6.7 million under a promissory note, dated December 1, 2003, that we have entered into with Campbell B. Lanier, III. Mr. Lanier has the option, upon consummation of this offering or a private placement offering generating proceeds in an amount equal to or in excess of $50 million, to convert the amounts outstanding under the note, plus accrued interest, into shares of our common stock or non-voting common stock (or, in the case of a private placement offering of our preferred stock, into shares of our preferred stock). If Mr. Lanier does not elect to convert all of the amounts outstanding under the note, and the accrued interest thereon, upon the consummation of this offering or a private placement offering, the entire outstanding principal amount owing to him not so converted, together with all interest accrued thereon and not so converted, shall be due and payable in cash on the earlier to occur of March 31, 2004 or 10 days following the consummation of this offering or a private placement offering. Amounts outstanding under the note are secured by a purchase money security interest limited to the assets so acquired with the proceeds of the note. Amounts outstanding under the note bear interest at a rate of 12% per annum.

Verizon Media acquisition and related planned expenditures

On July 15, 2003, we entered into a definitive agreement to acquire substantially all of the assets of, and to assume certain liabilities associated with, the cable systems operated by Verizon Media, subject to certain adjustments. On December 1, 2003, we completed the acquisition of the cable system and franchise rights in Cerritos, California, for which we paid Verizon Media approximately $6.6 million in cash. We funded this acquisition with the proceeds from a $6.7 million purchase money promissory note. We will use a portion of the net proceeds from this offering to repay the amounts outstanding under the note, plus accrued interest thereon, unless the lender exercises his option to convert such amounts into shares of common stock or non-voting common stock at the per share public offering price in this offering. Amounts outstanding under the promissory note bear interest at a rate of 12.0% per annum and mature upon the earlier of the tenth day following the completion of this offering and March 31, 2004. In the fourth quarter of 2003, we expect to complete the acquisition of the cable system and franchise rights in Pinellas County, Florida, for which we expect to pay approximately $10.3 million in cash. The purchase will be funded through the proceeds of this offering or additional equity infusions from existing stockholders or additional equity offerings, although we may not be able to obtain funding through these sources on terms acceptable to us. See “Unaudited pro forma financial data” for more information about the assets and liabilities to be assumed pursuant to the Verizon Media acquisition. In connection with the closing of the Verizon Media acquisition, we will also issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock as compensation for the release of an agreement with Verizon Media granting exclusive rights to negotiate with respect to the purchase of the Verizon Media businesses.

We currently expect the Verizon Media businesses to generate approximately $40.0 million in revenues and approximately $6.0 million in net losses for the year ended December 31, 2004. We currently expect to spend approximately $40.0 million in capital expenditures through 2004 to operate and upgrade the assets in Pinellas County, Florida to be acquired from Verizon Media, of which we expect to spend approximately $5.0 million in 2003 and approximately $35.0 million in 2004. Under the terms of the indenture for our senior notes, substantially all of our capital expenditures in the Verizon Media markets will have to be funded with the net cash proceeds from issuances of our capital stock (other than stock that is redeemable at the option of the holder or matures prior to the maturity of our senior notes). These

Management’s discussion and analysis of financial condition and results of operations expenditures are expected to be funded through the proceeds of this offering and internally generated cash flow. Beyond 2004, we may need to raise additional capital through equity offerings, asset sales or debt financing.

Capital expenditures

Excluding the funding needs related to the Verizon Media acquisition described above, we have spent approximately $26.6 million in capital expenditures during 2003 through September 30, and we expect to spend an additional $8.4 million for the remainder of 2003. Of these amounts, $20.6 million relates to network construction and the remainder relates to the purchase of customer premise equipment, such as cable set-top boxes and cable modems, network equipment, including switching and transport equipment, and billing and information systems. We believe we have sufficient cash on hand and cash from internally generated cash flow to cover our planned operating expenses and capital expenditures during 2003. If we decide to build additional or new broadband systems (such as in the Louisville, Kentucky or Nashville, Tennessee markets), we would require additional funding to operate and for the capital expenditures necessary to finance the construction and purchase of customer premise equipment.

Excluding the funding needs related to the Verizon Media acquisition as described above, we expect to spend approximately $32.0 million in capital expenditures during 2004.

We have received franchises to build the network in Louisville, Kentucky and Nashville, Tennessee, although our franchise in Louisville is currently being contested by the incumbent cable provider in that city. We spent approximately $6.6 million to obtain franchise agreements and perform preliminary construction activity in Louisville and Nashville. Among the covenants included in the indenture governing our notes is a covenant limiting our ability to fund expansion into new markets, including Louisville and Nashville, from operating cash flows or new borrowings.

We do not intend to expand into Nashville, Louisville or other markets until the required funding is available. We estimate the cost of constructing our network and funding initial customer premise equipment in new markets to be approximately $750 to $1,000 per home passed. The actual costs of each new market may vary significantly from this range and will depend on the number of miles of network to be constructed, the geographic and demographic characteristics of the city, population density, costs associated with the cable franchise in each city, the number of customers in each city, the mix of services purchased, the cost of customer premise equipment we pay for or finance, utility requirements and other factors.

Contractual obligations

The following table sets forth our long-term debt, capital lease and operating lease obligations for the fourth quarter of 2003, the following five years and thereafter. The long-term debt obligations are our cash debt service obligations, including both principal and interest. The capital lease obligations are our future rental payments under one lease with a 10-year term. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2003.

		Payment due by period
Contractual obligations	Total	October 1, 2003 through December 31, 2003	January 1, 2004 through December 31, 2006	January 1, 2007 through December 31, 2008	After December 31, 2008

	(in thousands)
Long-term debt obligations	$399,082	$1,295	$104,407	$33,761	$259,619
Capital lease obligations	433	15	120	60	238
Operating lease obligations	8,486	427	4,257	773	3,029

Total	$408,001	$1,737	$108,784	$34,594	$262,886

In addition to the contractual obligations described above, we have entered into contracts with various entities to provide programming to be aired on our network. We pay a monthly fee for the programming

Management’s discussion and analysis of financial condition and results of operations services, generally based on the number of average video subscribers to the program, although some fees are adjusted based on the total number of video subscribers to the system and/or the system penetration percentage. We estimate that we will pay approximately $34.7 million in programming fees under these contracts during 2003, of which amount we have paid $23.1 million through September 30, 2003.

Programming has been our largest single operating expense and we expect this to continue. In recent years, the cable industry has experienced rapid increases in the cost of programming, particularly sports programming, and we expect these increases to continue. Our relatively small base of subscribers limits our ability to negotiate lower programming costs. Since programming cost is partially based on numbers of subscribers, it will increase as we add more subscribers. It will also increase as costs per channel increase over time. In addition, as we increase the channel capacity of our systems and add programming to our expanded basic and digital programming tiers, we may face market constraints on our ability to pass programming costs on to our customers.

As discussed above, we expect to spend $13.4 million in capital expenditures for the remainder of 2003 and $67.0 million in 2004, including capital expenditures related to the Verizon Media acquisition. We expect to fund these contractual obligations, programming costs and expected capital expenditures using the estimated $53.5 million of net proceeds from this offering, a portion of the $33.5 million of cash on hand as of September 30, 2003, with the remainder funded by cash flow generated by operations. In particular, we believe we can satisfy all of our anticipated funding requirements, including capital expenditures, through 2004 using a combination of improved cash flow from operations, our cash on hand and the net proceeds of this offering. In order to satisfy funding requirements, including capital expenditures, beyond 2004, we may need to raise additional capital through equity offerings, assets sales or debt financing.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that the following may involve a higher degree of judgment and complexity.

Revenue recognition.    We generate recurring or multi-period operating revenues, as well as nonrecurring revenues. We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB Nos. 101A and 101B. SAB No. 101 requires that the following four basic criteria must be satisfied before revenues can be recognized:

➢	there is persuasive evidence that an arrangement exists;

➢	delivery has occurred or services have been rendered;

➢	the fee is fixed and determinable; and

➢	collectibility is reasonably assured.

In regard to the first and second items, we believe that persuasive evidence of an arrangement and delivery has occurred upon installation.

We base our determination of the third and fourth criteria above on our judgment regarding the fixed nature of the fee we have charged for the services rendered and products delivered, and the prospect that those fees will be collected. If changes in conditions should cause us to determine that these criteria likely will not be met for future transactions, revenue recognized for any reporting period could be materially affected.

We generate recurring revenues for our broadband offerings of video, voice, data and other services. Revenues generated from these services primarily consist of a fixed monthly fee for access to cable programming, local phone services and enhanced services and access to the Internet. Additional fees are charged for services including pay-per-view movies, events such as boxing matches and concerts, long-distance service and cable modem rental. Revenues are recognized as services are provided and advance billings or cash payments received in advance of services performed are recorded as deferred revenue.

Management’s discussion and analysis of financial condition and results of operations

Allowance for doubtful accounts.     We use estimates to determine our allowance for bad debts. These estimates are based on historical collection experience, current trends, credit policy and a percentage of our customer accounts receivable. In determining these percentages, we look at historical write-offs of our receivables.

Valuation of long-lived and intangible assets and goodwill.     We assess the impairment of identifiable long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144. Factors we consider important and that could trigger an impairment review include the following:

➢	significant underperformance of our assets relative to historical or projected future operating results;

➢	significant changes in the manner in which we use our assets or in our overall business strategy; and

➢	significant negative industry or economic trends.

We adopted SFAS No. 142 on January 1, 2002 and have performed a goodwill impairment test annually on January 1, since adoption, in accordance with SFAS No. 142. Based on the results of the goodwill impairment test, we recorded an impairment loss of $1.3 million in the first quarter of 2002 as a cumulative effect of change in accounting principle. There was no impairment identified as of January 1, 2003.

In December 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition Disclosure,” which amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, SFAS No. 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. SFAS No. 148 is to be applied for financial statements for fiscal years ending after December 15, 2002. In December 2002, we elected to adopt the recognition provisions of SFAS No. 123. We also elected to report the change in accounting principle using the prospective method in accordance with SFAS No. 148. Under the prospective method, the recognition of compensation costs is applied to all employee awards granted, modified or settled after the beginning of the fiscal year in which the recognition provisions are first applied.

The foregoing list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for us to judge the application. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result. See our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction,” which provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 required that the extraordinary gain on extinguishment of debt of $31.9 million be reclassified to operating expenses. Excluding the reclassification, the adoption of SFAS No. 145 did not have a material impact on our financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when

Management’s discussion and analysis of financial condition and results of operations they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect SFAS No. 146 to have a material impact on our financial position and results of operations.

In November 2002, FASB Interpretation No., or FIN, 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others,” was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002, and had no impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have any ownership in any variable interest entities as of September 30, 2003. We will apply the consolidation requirement of the interpretation in future periods if we should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under FASB statement No. 133 and FIN No. 45. SFAS No. 149 is effective for contracts entered into after September 30, 2003. We do not expect SFAS No. 149 to have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. We adopted SFAS No. 150 effective July 1, 2003, which resulted in no material impact to our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We manage our exposure to this market risk through our regular operating and financing activities. Derivative instruments are not currently used and, if used, are employed as risk management tools and not for trading purposes.

We have no derivative financial instruments outstanding to hedge interest rate risk. Our only borrowings subject to market conditions are our borrowings under our credit facilities, which are based on either a prime or federal funds rate plus applicable margin or LIBOR plus applicable margin. Any changes in these rates would affect the rate at which we could borrow funds under our bank credit facilities. A hypothetical 10% increase in interest rates on our variable rate bank debt for the duration of one year would increase interest expense by an immaterial amount.

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OVERVIEW

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in eight markets in the southeastern United States. We were the 26th largest cable television provider in the United States as of March 2003. As of and for the nine months ended September 30, 2003, we had approximately 319,000 total connections, our revenues were $127.3 million and we had a net loss of $71.2 million. As of September 30, 2003, more than 70% of our connections were delivered in a bundled offering of two or more of our video, voice and data services. Video, voice and data revenues accounted for approximately 41.7%, 40.5% and 17.8%, respectively, of our consolidated revenues for the nine months ended September 30, 2003.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. Our network currently passes approximately 446,000 marketable homes. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services. We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for six years, and we are supported by a management team with decades of experience operating video, voice and data networks.

We provide a full suite of video, voice and data services in Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We target markets based on criteria that include population densities and demographic profiles that we believe to be favorable and competitive dynamics that enable us to be the first provider of bundled video, voice and data services in our markets.

We have built our company through:

➢	acquisitions of other cable companies, networks and franchises;

➢	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;

➢	construction and expansion of our broadband network to offer integrated video, voice and data services; and

➢	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with new service offerings.

On July 15, 2003, we signed a definitive agreement to purchase certain assets from Verizon Media, including the cable television systems and franchise rights in Pinellas County, Florida and Cerritos, California. On December 1, 2003, we completed the acquisition of the cable system and franchise rights in Cerritos, California, for which we paid Verizon Media approximately $6.6 million in cash. In the fourth quarter of 2003, we expect to complete the acquisition of the cable system and franchise rights in Pinellas County, Florida, for which we expect to pay approximately $10.3 million in cash. In connection with the closing of the Verizon Media acquisition, we will also issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock for release of its exclusivity rights.

The closing of the Verizon Media acquisition would have added approximately 290,000 marketable homes and 70,000 connections to our broadband network on a pro forma combined basis as of September 30, 2003. Giving effect to the Verizon Media acquisition on a pro forma combined basis as of

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September 30, 2003, our broadband network would have passed approximately 740,000 marketable homes, and we would have had approximately 390,000 connections.

OUR INDUSTRY

In recent years, regulatory developments and advances in technology have substantially altered the competitive dynamics of the communications industry and blurred the lines among traditional video, voice and data providers. The Telecommunications Act of 1996 and its implementation through FCC regulation have encouraged competition in these markets. Advances in technology have made the transmission of video, voice and data on a single platform feasible and economical. Communications providers seek to bundle products to leverage their significant capital investments, protect market share in their core service offerings from new sources of competition, and achieve operating efficiencies by providing more than one service over their networks at lower incremental costs while increasing revenue from the existing customer base.

Incumbent cable operators have initially focused on offering high-speed data services in addition to their core services as the beginning of their bundling strategies. The residential broadband market is expected to grow rapidly in the United States from 21.6 million online homes at the end of 2003 to 30.4 million online homes at the end of 2005. Cable providers can provide two-way data services on their upgraded networks to residential customers using cable modems at the customer’s location, which are capable of delivering speeds up to 10 megabits per second, but are generally offered at speeds of one to two megabits per second. The National Cable & Television Association reports that the U.S. cable industry provided data services via cable modems to 12 million customers in April 2003. Incumbent local telephone providers are also bundling high-speed data services with their core products primarily through DSL.

The next phase of the cable operators’ bundling strategy will be to deliver voice services to their customers. Most of the major providers have announced plans to roll out voice over Internet Protocol services in the next few years. Some operators have circuit-switched networks in some of their markets that are capable of offering voice services. As of September 30, 2003, there were approximately 2.3 million cable voice customers in the United States. However, most cable providers will need to incur additional capital costs to upgrade their existing networks for voice capability. In addition, they will need to devote and develop significant management resources for the deployment of voice services on a large scale.

We believe the future of the industry will include a broader competitive landscape in which communications providers will offer bundled video, voice and data services and compete with each other based on scope and depth of the service offering, pricing and convenience. While many competitors have begun to offer bundled services in response to these industry factors, few have been able to offer a full suite of services on a large scale. We believe we are currently the only provider in our markets to offer a complete bundle of video, voice and data services, and as of March 2003, we had the highest penetration of voice and data services to our video customers in the industry.

OUR STRATEGY

Our goal is to be the leading provider of integrated broadband communications services to residential and business customers in our target markets and to fully leverage the capacity and capability of our interactive broadband network. The key components of our strategy include:

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Focus on offering fully integrated bundles of video, voice and data services

We provide video, voice and data services over our broadband network and promote the adoption of these services by new and existing customers in bundled offerings. Bundling is central to our operating strategy and provides us with meaningful revenue opportunities, enables us to increase penetration and operating efficiencies, facilitates customer service, and reduces customer acquisition and installation costs. We believe that offering our customers a bundle of video, voice and data services allows us to maximize the revenue generating capability of our network, increase revenue per customer, provide greater pricing flexibility and promote customer retention.

Leverage our broadband network to provide new services

We built our high-capacity, interactive broadband network with fiber optics as close to the customer as economically feasible. We have completed our network upgrade, which enables us to provide at least 750 MHz of capacity and two-way capability to all of our homes passed in these markets. We are at the forefront of innovation in technology and have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services such as video-on-demand, subscriber video-on-demand, digital video recorder, interactive television, IP Centrex services and passive optical network services.

Deliver industry leading customer service

Outstanding customer service is a critical element of our operating philosophy. Through our call center, which we operate 24 hours a day, seven days a week, we deliver personalized and responsive customer care that promotes customer loyalty. Through our network operations center, we monitor and evaluate network performance and quality of service. Our philosophy is to be proactive in retaining customers rather than reactive, and we strive to resolve service delivery problems prior to the customer becoming aware of them. As we own our network and actively monitor our digital services from a centralized location to the customer premises, we have greater control over the quality of the services we deliver to our customers and, as a result, the overall customer experience. We have introduced a new enterprise management system that will enhance our service capability by providing us with a single platform for sales, provisioning, customer care, trouble ticketing, credit control, scheduling and dispatch of service calls, as well as providing our customers with a single bill for all services. Currently, none of our competitors in our markets provide their customers the option of a single bill for the complete bundle of video, voice and data services offered.

Pursue expansion opportunities

We have a history of acquiring, integrating, upgrading and expanding systems, enabling us to offer bundled video, voice and data services and increasing our revenue opportunity, penetration and operating efficiency. To augment our organic growth, we will pursue value-enhancing expansion opportunities meeting our previously described target market criteria that allow us to leverage our experience as a bundled broadband provider and endorse our operating philosophy of delivering profitable growth. These opportunities include acquisitions and edge-out expansion in new or existing markets. We will continue to evaluate growth opportunities based on targeted return requirements.

OUR INTERACTIVE BROADBAND NETWORK

Our network is critical to the implementation of our operating strategy, allowing us to offer bundled video, voice and data services to our customers in an efficient manner and with a high level of service. In addition to providing high capacity and scalability, our network has been specifically engineered to have increased reliability, including features such as:

➢	redundant fiber routing and use of a network protocol which enables the very rapid, automatic redirection of network traffic in the event of a fiber cut;

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➢	back up power supplies in our network which ensure continuity of our service in the event of a power outage; and

➢	network monitoring to the customer premises for all digital video, voice and data services.

Technical overview

Our interactive broadband network consists of fiber-optic cable, coaxial cable and copper wire. Fiber-optic cable is a communications medium that uses hair-thin glass fibers to transmit signals over long-distances with minimum signal loss or distortion. In most of our network, our system’s main high-capacity fiber-optic cables connect to multiple nodes throughout a network. These nodes are connected to individual homes and buildings by coaxial cable and are shared by a number of customers, generally 500 homes. We have sufficient fibers in our cables to further subdivide our nodes to 125 homes if growth so dictates. Our network has excellent broadband frequency characteristics and physical durability, which is conducive to providing video and data transmission and telephone service.

As of September 30, 2003, our network consisted of 6,564 miles of network and passed 446,251 marketable homes. Giving effect to the Verizon Media acquisition on a pro forma combined basis as of September 30, 2003, our network would have consisted of approximately 9,800 miles of network, passing approximately 740,000 marketable homes, and serving approximately 390,000 connections.

Our interactive broadband network is designed using redundant fiber-optic cables. Our fiber rings are “self-healing,” which means that they provide for the very rapid, automatic redirection of network traffic so that if there is a single point of failure on a fiber ring, our service will continue. By comparison, most traditional cable television systems do not have redundant architectures.

We provide power to our systems from locations along each network called hub sites, each of which is equipped with a generator and battery back-up power source to allow service to continue during a power outage. Additionally, individual nodes that are served by hubs are equipped with back-up power. Our redundant fiber-optic cables and network powering systems allow us to provide circuit-based voice services consistent with industry reliability standards for traditional telephone systems.

We monitor our network 24 hours a day, seven days a week from our network operations center in West Point, Georgia. Technicians in each of our service areas schedule and perform installations and repairs and monitor the performance of our interactive broadband network. We actively maintain the quality of our network to minimize service interruptions and extend the network’s operational life.

Video

We offer video services over our network in the same way that traditional cable companies provide cable TV service. Our network is designed for an analog and digital two-way interactive transmission with fiber-optic cable carrying signals from the headend to the distribution point within our customers’ neighborhoods, where the signals are transferred to our coaxial cable network for delivery to our customers.

Voice

We offer telephone service over our broadband network in much the same way local phone companies provide service. We install a network interface box outside a customer’s home, sometimes requiring that we add wiring inside the premises, and we provide dial tone service. Our network interconnects with those of other local phone companies. We provide long-distance service using leased facilities from other

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telecommunications service providers. We have two Class 5, full-featured Nortel DMS 500 switches located in West Point, Georgia and nearby Huguley, Alabama that direct all of our voice traffic and allow us to provide enhanced custom calling services including call waiting, call forwarding and three-way calling. We also operate a telephone system in Valley, Alabama and West Point, Georgia, where we are the rural incumbent telephone company.

Data

We provide Internet access using high-speed cable modems in much the same way customers currently receive Internet services over modems linked to the local telephone network. The cable modems we presently use are significantly faster than dial-up modems generally in use today. Our customers’ Internet connections are always on, and there is no need to dial-up for access to the Internet or wait to connect through a port leased by an Internet service provider. We provide our customers with a high level of data transfer rates through multiple peering arrangements with tier-one Internet facility providers.

OUR BUNDLED SERVICE OFFERING

We offer a complete solution of video, voice and data services in all of our markets. We offer a broad range of service bundles designed to address the varying needs and interests of existing and potential customers. We sell individual services at prices competitive to those of the incumbent providers, but attractively price additional services from our bundle. Bundling our services enables us to increase penetration and operating efficiencies, facilitate customer service, reduce customer acquisition and installation costs, and increase customer retention.

Our bundled strategy means that we may deliver more than one service to each customer, and therefore we report an aggregate number of connections for video, voice and data services. For example, a single customer who purchases local video, voice and data services would count as three connections. As of September 30, 2003, more than 70% of our connections were delivered in a bundled offering of two or more of our video, voice and data services.

Video services

We offer our customers a full array of video services and programming choices. Customers generally pay initial connection charges and fixed monthly fees for video service. As of September 30, 2003, we provided video services to 133,267 customers. As of September 30, 2003, 25% of our video customers subscribed for digital video and our premium units as a percentage of basic customers were approximately 70%.

Our analog video service offering comprises the following:

➢	Basic Service: All of our video customers receive a package of basic programming, which generally consists of local broadcast television and local community programming, including public, government and educational access channels.

➢	Expanded Basic Service: This expanded programming level includes approximately 190 channels of satellite-delivered or non-broadcast channels, such as ESPN, MTV, USA, CNN, The Discovery Channel, Nickelodeon and various home shopping networks.

➢	Premium Channels: These channels provide commercial-free movies, sports and other special event entertainment programming, such as HBO, Showtime and Cinemax and are available through our expanded basic and digital tiers of services.

➢	Pay-Per-View: These channels allow customers to pay on a per event basis to view feature movies, live and taped sports events, concerts and other special features.

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We have offered digital video service since November 1998. Our state-of-the-art technical platform enables us to provide an attractive service offering of extensive programming as well as interactive services. Our digital video service consists of approximately 190 digital channels of programming, including our expanded basic cable service. We have recently introduced new service offerings to strengthen our competitive position and generate additional revenues, including video-on-demand, subscriber video-on-demand and interactive television. Video-on-demand permits customers to order movies and other programming on demand with VCR-like functions for a fee-per-viewing basis. Subscriber video-on-demand is a similar service that has specific content available from our premium channel offerings for an incremental charge. Interactive television allows customers access to on-demand content, providing news, weather, sports, horoscopes, games and programming information and the ability to send and receive e-mails from their television sets. These services are currently available in select markets and can be offered quickly in other markets to respond to competitive dynamics in our markets.

We are in the early stages of deploying high definition television and digital video recorder. High definition television service complements the growing prevalence of high definition televisions available in the marketplace today, and offers a clearer picture and all-digital sound. Digital video recorder is a service available with certain set-top boxes, which allows the customer to record live programming digitally and view simultaneously, or at a later date.

Voice services

Our voice services include local and long-distance telephone services.

Our telephone packages can be customized to include different options of the following core services:

➢	local area calling plans;

➢	flat-rate local and long-distance plans;

➢	a variety of calling features; and

➢	measured toll packages based on usage.

For local service, our customers pay a fixed monthly rate, plus additional charges per month for custom and advanced calling features such as call waiting, caller ID and voicemail. We provide other telephone features for an additional charge. We also offer off-net voice services to a small number of customers through an arrangement with a local utility provider in Newnan, Georgia.

Data services

We offer tiered data services to both residential and business customers that include high-speed connections to the Internet using cable modems. Because a customer’s Internet service is offered over the existing cable connection in the home, no second phone line is required and there is no disruption of service when the phone rings or when the television is on. In mid-2002, we introduced IntroNet, a high-speed service aimed at first-time or dial-up Internet users. IntroNet is available at speeds between 56K and 128K, which is faster than traditional dial-up, but slower than our typical high-speed service, and priced at a discount to our faster product. The IntroNet product has been successful in capturing additional market share for us and providing a customer base to which higher speed data services may be marketed. Our data packages generally include the following:

➢	speed up to two megabits per second;

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➢	specialized technical support 24 hours a day, seven days a week;

➢	access to exclusive local content, weather, national news, sports and financial reports;

➢	value-added features such as e-mail accounts, on-line storage, spam protection and parental controls; and

➢	a DOCSIS-compliant modem installed by a trained professional.

Business services

Our broadband network also supports services to business customers, and accordingly, we have developed a full suite of products for small, medium and large enterprises. We offer the traditional bundled product offering to these business customers. We also have developed new products to meet the more complex voice and data needs of the larger business sector. We offer passive optical network service, which enables our customers to have T-1 voice services and data speeds of up to 100 megabits per second. We have introduced our Matrix product offering, which can replace customers’ aging, low-functionality PBX products with an IP Centrex voice and data service that offers more flexible features at a lower cost. In addition, we offer a virtual private network service to provide businesses with multiple sites the ability to exchange information privately among their locations over our network. We serve our business customers from locally based business offices with 24 hours a day, seven days a week customer service and network support. Unlike most of our competitors who generally only build their fiber networks in the downtown area of our markets, our core fiber network passes within 2,000 feet of most business customers we serve in our markets. This provides us with a bandwidth availability and a cost advantage over our competitors. We deliver a complete fiber path from our core fiber network to the business customer location, providing a scalable platform which increases network reliability and eliminates problems associated with the delivery of business services over traditional copper wire.

Broadband carrier services

We use extra, unused capacity on our network to offer wholesale services to other local and long-distance telephone companies, Internet service providers and other integrated services providers. We call these services our broadband carrier services. While this is not a part of our core strategy, we believe our interactive broadband network offers other service providers a reliable and cost competitive alternative to other telecommunications service providers.

CUSTOMER SERVICE AND BILLING

Customer service

Customer service is an essential element of our operations and marketing strategy, and we believe our quality of service and responsiveness differentiates us from many of our competitors. A significant number of our employees are dedicated to customer service activities, including:

➢	sales and service upgrades;

➢	customer activations and provisioning;

➢	service issue resolutions; and

➢	administration of our customer satisfaction programs.

We provide customer service 24 hours a day, seven days a week. Our representatives are cross-trained to handle customer service transactions for all of our products and currently exceed the industry standards for call answer times. We operate a centralized customer phone center in Augusta, Georgia, which handles all customer service transactions other than network trouble calls, which we handle locally. In

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addition, we provide our business customers with local customer service, which we believe improves our responsiveness to customer needs and distinguishes our product in the market. We believe it is a competitive advantage to provide our customers with the convenience of a single point of contact for all customer service issues for our video, voice and data service offerings and is consistent with our bundling strategy.

We monitor our network 24 hours a day, seven days a week. Through our network operations center, we monitor our digital video, voice and data services to the customer level and our analog video services to the node level. We strive to resolve service delivery problems prior to the customer being aware of any service interruptions.

Billing

We are an early adopter of a single billing platform for video, voice and data services, which is part of an enterprise management system that we are currently implementing system wide. This system, which was developed to our specifications, will enable us to send a single bill to our customers for video, voice and data services. We have completed implementation of the new system in five markets and intend to complete implementation in all our markets in 2004.

SALES AND MARKETING

Sales and marketing strategy

We believe that we are the first provider of a bundled video, voice and data communications service package in our current markets, and we intend to replicate this strategy in new markets that we target. Our sales and marketing materials emphasize the convenience, savings and improved service that can be obtained by subscribing to bundled services.

We position ourselves as the local provider of choice in our markets, with a strong local customer interface and community presence, while simultaneously taking advantage of economies of scale from centralization of certain marketing functions.

We have a sales staff in each of our markets including managers and direct sales teams for both residential and business services. Our standard residential team consists of direct sales, outbound sales, and front counter sales as well as support personnel. Our business services sales team consists of our account executives, specialized business installation coordinators and dedicated installation service teams. Our call center sales team handles all inbound telemarketing sales.

Our sales team is cross-trained on all our products to support our bundling strategy. Our sales team is compensated based on connections and is therefore motivated to sell more than one product to each customer. During the first nine months of 2003, our new sales consisted of an average of 2.5 connections per sale. Our marketing and advertising strategy is to target bundled service prospects utilizing a broad mix of media tactics including broadcast television, radio, newspaper, outdoor space, Internet and direct mail. We have utilized database-marketing techniques to segment and target our prospect base to increase response and reduce acquisition costs. We have different strategies for marketing to customers in newly constructed network areas and to customers in mature network areas. In new markets, we focus on targeted direct mail prior to the activation of service followed by door-to-door solicitations and telemarketing as we activate each node.

When we market our services in a more mature market, we use broadcast marketing tactics to increase awareness, brand recognition and new customer acquisitions. We then assign territories to individual direct sales representatives. By assigning the territories to specific representatives, we have the ability to

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adjust sales techniques to fit the profile of different types of buyers in particular sales territories. We also focus heavily on marketing additional services to those customers who have previously subscribed to one or two of our services. We utilize telemarketing to sell additional services to our current customer base as well as to contact previous customers for win-back campaigns.

We have implemented several retention and customer referral tactics including customer newsletters, personalized e-mail communications and loyalty programs. These programs are designed to increase loyalty, retention and up sell among our current base of customers.

Pricing for our products and services

We attractively price our services to promote sales of bundled packages. We offer bundles of two or more services with tiered features and prices to meet the demands of a variety of customers. Our introductory three-service bundle, the Intronet Analog, includes our expanded basic cable, local telephone service with 300 minutes of free domestic long-distance per month and features such as caller ID and call waiting, and our 128 kilobits per second IntroNet Internet service. We also offer three-service bundled packages with additional features, such as premium channels and video-on-demand for video services and 2.0 megabits per second Internet access. Customers can tailor our bundled packages to their individual needs.

We also sell individual services at prices competitive to those of the incumbent providers. An installation fee, which is often waived during certain promotional periods for a standard installation, is charged to new and reconnected customers. We charge monthly fees for cable customer premise equipment.

Programming

We purchase our programming directly from the program networks by entering into affiliation agreements with the programming suppliers. We also benefit from our membership with the National Cable Television Cooperative, which enables us to take advantage of volume discounts. As of September 30, 2003, approximately 62% of our programming is sourced from the cooperative, which also handles our contracting and billing arrangements on this programming.

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MARKETS

Current markets

We currently serve or expect to serve the following markets with our interactive broadband network:

Year Added	Source	Market	Total Homes In Franchise Area	Year Services First Offered By Knology
				Video	Voice	Data

1995	Acquired	Montgomery, AL	94,000	1995	1997	1997
1995	Acquired	Columbus, GA	62,000	1995	1998	1998
1997	Acquired	Panama City, FL	66,000	1997	1998	1998
1998	Acquired	Huntsville, AL	80,000	1998	1999	1999
1998	Built	Charleston, SC	140,000	1998	1998	1998
1998	Built	Augusta, GA	96,000	1998	1998	1998
1999	Acquired	West Point, GA	12,000	1999	1999	1999
2000	Built	Knoxville, TN	95,000	2001	2001	2001
2003	Acquired	Cerritos, CA	15,000	2003	—	—
Pending	Acquired	Pinellas, FL	415,000	2003	—	2003

We also hold franchise rights to develop systems in Nashville, Tennessee and Louisville, Kentucky, which we are evaluating for future expansion. The incumbent cable provider in Louisville is currently contesting our franchise in that city.

New markets

In addition to the markets served by Verizon Media that we are acquiring, we plan to evaluate expansion of our operations to southeastern or other markets that have the size, market conditions, demographics and geographical location consistent with our business strategy. We plan to evaluate target cities that have the following characteristics, among others:

➢	targeted return requirements;

➢	an average of at least 70 homes per mile;

➢	competitive dynamics that allow us to be the leading provider of integrated video, voice and data services; and

➢	conditions that will afford us the opportunity to capture a substantial number of customers.

VERIZON MEDIA ACQUISITION

On July 15, 2003, we agreed to acquire substantially all of the assets of, and to assume certain liabilities associated with, the cable systems in Pinellas County, Florida and Cerritos, California operated by Verizon Media.

Under the terms of the asset purchase agreement, we agreed to purchase substantially all of the assets used in connection with the Cerritos, California and Pinellas County, Florida cable systems, including all franchises, leases for real property, customer agreements, accounts receivable, prepaid expenses, inventory and equipment. We also agreed to license certain intellectual property related to each network and to assume liabilities under acquired contracts, certain current liabilities and certain operating liabilities to the extent they related to the acquired network assets. See “Unaudited pro forma financial data” for more information about the assets and liabilities to be assumed pursuant to the Verizon Media acquisition.

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As consideration for the Verizon Media acquisition, we agreed to pay Verizon Media approximately $15 million in cash, subject to certain adjustments, for these assets and to issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock for release of its exclusivity rights. We deposited $1 million of cash in escrow against payment of the purchase price to secure the performance of our obligations under the asset purchase agreement. If Verizon Media terminates the asset purchase agreement due to our material breach of the agreement, they will be entitled to retain this $1 million deposit.

On December 1, 2003, we completed the acquisition of the cable system and franchise rights in Cerritos, California, for which we paid Verizon Media approximately $6.6 million in cash. In the fourth quarter of 2003, we expect to complete the acquisition of the cable system and franchise rights in Pinellas County, Florida, for which we expect to pay approximately $10.3 million in cash. The closing of the acquisition of the cable system in Pinellas County, Florida is subject to the satisfaction of a number of conditions, including compliance by the parties with the terms of the asset purchase agreement and receipt of consents from various third parties, including franchising authorities and landlords. Either party may terminate the asset purchase agreement if the closing has not occurred on or before March 31, 2004. Accordingly, although we expect to consummate the acquisition of the cable system in Pinellas County, Florida from Verizon Media in the fourth quarter of 2003, it may not be consummated by the end of 2003 or at all.

COMPETITION

We compete with a variety of communications companies because of the broad number of video, voice and data services we offer. Competition is based on service, content, reliability, bundling, value, and convenience. While some of our competitors offer more than one of these services, none of our competitors currently offer in our markets the full bundle of services that we provide. Virtually all markets for video, voice and data services are extremely competitive, and we expect that competition will intensify in the future. Our competitors are often larger, better-financed companies with greater access to capital resources. These incumbents presently have numerous advantages as a result of their historic monopolistic control of their respective markets, economies of scale and scope, and control of limited conduit relationships.

Video services

Cable television providers.    Cable television systems are operated under non-exclusive franchises granted by local authorities, which may result in more than one cable operator providing video services in a particular market. Other cable television operations exist in each of our current markets, and many of those operations have long-standing customer relationships with the residents in those markets. Our competitors currently include Comcast, Charter, Mediacom and Time Warner, and will include Bright House in Pinellas County, Florida.

Satellite television providers.    We encounter competition from direct broadcast satellite systems, including DirecTV and Echostar, that transmit signals to small dish antennas owned by the end-user. According to industry sources, satellite television providers presently serve approximately 14% of pay television customers in the United States; however, the satellite provider penetration in our markets is substantially less. Competition from direct broadcast satellites could become significant as developments in technology increase satellite transmitter power and decrease the cost and size of equipment. Additionally, providers of direct broadcast satellites are not required to obtain local franchises or pay franchise fees. The Intellectual Property and Communications Omnibus Reform Act of 1999 permits satellite carriers to carry local television broadcast stations and is expected to enhance satellite carriers’ ability to compete with us for customers. As a result, we expect competition from these companies to increase.

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Other television providers.    Cable television distributors may, in some markets, compete for customers with other video programming distributors and other providers of entertainment, news and information. Alternative methods of distributing the same or similar video programming offered by cable television systems exist. Congress and the FCC have encouraged these alternative methods and technologies in order to offer services in direct competition with existing cable systems. These competitors include satellite master antenna television systems and local telephone companies.

We compete with systems that provide multichannel program services directly to hotel, motel, apartment, condominium and other multiunit complexes through a satellite master antenna—a single satellite dish for an entire building or complex. These systems are generally free of any regulation by state and local governmental authorities. Pursuant to the Telecommunications Act of 1996, these systems, called satellite master antenna television systems, are not commonly owned or managed and do not cross public rights-of-way and, therefore, do not need a franchise to operate.

The Telecommunications Act of 1996 eliminated many restrictions on local telephone companies offering video programming, and we may face increased competition from them. Several major local telephone companies, including BellSouth, have announced plans to provide video services to homes.

In addition to other factors, we compete with these companies using programming content, including the number of channels and the availability of local programming. We obtain our programming by entering into contracts or arrangements with video programming suppliers. A programming supplier may enter into an exclusive arrangement with one of our video competitors, creating a competitive disadvantage for us by restricting our access to programming.

Voice services

In providing local and long-distance voice services, we compete with the incumbent local phone company, various long-distance providers and voice over Internet Protocol telephone providers in each of our markets. BellSouth is the incumbent local phone company and a particularly strong competitor in our current markets. We also compete with a number of providers of long-distance telephone services, such as AT&T, MCI, BellSouth and Sprint.

We expect to continue to face intense competition in providing our telephone and related telecommunications services. The Telecommunications Act of 1996 allows service providers to enter markets that were previously closed to them. Incumbent local telephone carriers are no longer protected from significant competition in local service markets.

The past several years have seen the emergence in local telephone markets of carriers relying principally, if not exclusively, on unbundled network element platform access obtained from incumbent local exchange carriers and the FCC’s regulations. We believe that some of these carriers have been successful in capturing market share in our markets. In the FCC’s recently released Triennial Review Order, the framework was established whereby the obligations of incumbent local exchange carriers to continue to make available the unbundled network element platform may be eliminated in the future subject to certain conditions being satisfied and certified by state public service commissions. If the FCC regulations permit the incumbent local exchange carriers to increase the price of using their networks or eliminate the availability of portions of their network, the competitive impact of unbundled network element platform providers may decrease.

We believe that wireless telephone service, such as cellular and personal communication services, or PCS, currently is viewed by consumers as a supplement to, not a replacement for, traditional telephone service. Wireless service generally is more expensive than traditional local telephone service and is priced on a usage-sensitive basis. However, the rate differential between wireless and traditional telephone service has begun to decrease and is expected to further decrease and lead to more competition between providers of these two types of services.

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Data services

Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors benefit from greater experience, resources and marketing capabilities and stronger name recognition.

In providing data services, we compete with:

➢	traditional dial-up Internet service providers;

➢	incumbent local exchange carriers that provide dial-up and DSL services;

➢	providers of satellite-based Internet services;

➢	competitive local exchange carriers; and

➢	cable television companies.

A large number of companies provide businesses and individuals with direct access to the Internet and a variety of supporting services. In addition, many companies such as AOL and Microsoft Corporation offer online services consisting of access to closed, proprietary information networks with services similar to those available on the Internet, in addition to direct access to the Internet. These companies generally offer data services over telephone lines using computer modems. Some of these data service providers also offer high-speed integrated services using digital network connections and DSL connections to the Internet, and the focus on delivering high-speed services is expected to increase.

Cable television companies have entered the Internet access market. The incumbent cable television company in each of our markets currently offers high-speed Internet access services.

FRANCHISES

As described above, cable television systems and local telephone systems generally are constructed and operated under the authority of nonexclusive franchises, granted by local and/or state governmental authorities. Franchises typically contain many conditions, such as:

➢	time limitations on commencement and completion of system construction;

➢	customer service standards;

➢	minimum number of channels; and

➢	the provision of free service to schools and certain other public institutions.

We believe that conditions in our franchises are fairly typical for the industry. Our franchises generally provide for the payment of fees to the municipality ranging from 3% to 5% of revenues from telephone and cable television service, respectively. Our franchises generally have 10 to 15 year terms, and we expect our franchises to be renewed by the relevant franchising authority before or upon expiration.

Prior to the scheduled expiration of most franchises, we initiate renewal proceedings with the relevant franchising authorities. The Cable Communications Policy Act of 1984 provides for an orderly franchise renewal process in which the franchising authorities may not unreasonably deny renewals. If a renewal is withheld and the franchising authority takes over operation of the affected cable system or awards the franchise to another party, the franchising authority must pay the cable operator the “fair market value” of the system. The Cable Communications Policy Act of 1984 also established comprehensive renewal procedures requiring that the renewal application be evaluated on its own merit and not as part of a comparative process with other proposals.

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The following table lists our existing franchises by market, term and expiration date.

Market area	Term in years	Expiration date

Huntsville, AL
Huntsville, AL	15	03/06/2006
Limestone County, AL	15	05/07/2005
Madison, AL	15	10/22/2006
Madison County, AL	10	11/20/2009
Redstone Arsenal, AL	10	02/08/2011
Montgomery, AL
Autauga County, AL	15	10/15/2013
Maxwell Air Force Base, AL	5	12/13/2005
Montgomery, AL	15	03/06/2005
Prattville, AL	15	07/07/2013
Valley, AL/ West Point, GA
Chambers County, AL	15	12/15/2012
Lanett, AL	15	01/20/2013
Valley, AL	15	01/12/2013
West Point, GA	15	01/19/2013
Cerritos, CA
Cerritos, CA	15	05/03/2006
Panama City, FL
Bay County, FL	15	01/05/2006
Cedar Grove, FL	15	06/09/2013
Callaway, FL	10	09/28/2009
Lynn Haven, FL	20	05/12/2018
Panama City, FL	20	03/10/2018
Parker, FL	10	12/07/2009
Panama City Beach, FL	15	12/03/2012
Augusta, GA
Augusta Richmond County, GA	15	01/20/2013
Burnettown, SC	15	06/20/2015
Columbia County, GA	11	11/01/2009
North Augusta, SC	10	06/30/2005
Columbus, GA
Columbia County, GA	11	11/01/2009
Columbus, GA	10	03/16/2009
Louisville, KY
Louisville, KY	15	09/12/2015
Charleston, SC
Berkeley County, SC	15	11/05/2013
Charleston, SC	15	04/28/2013
Charleston County, SC	15	12/15/2013
Dorchester County, SC	15	07/20/2013
Goose Creek, SC	15	11/17/2013
Hanahan, SC	15	01/05/2014
Lincolnville, SC	15	12/02/2013
Mount Pleasant, SC	15	03/12/2014
North Charleston, SC	15	05/28/2013
Summerville, SC	15	08/31/2013
Knoxville, TN
Knox County, TN	10	06/09/2010
Knoxville, TN	15	05/18/2015
Nashville, TN
Brentwood, TN	15	04/24/2015
Franklin County, TN	15	05/09/2015
Nashville, TN	15	10/17/2015
Williamson County, TN	15	05/08/2015

The Cable Communications Policy Act of 1984 also prohibits franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system’s service area. This simplifies the application process for our obtaining a new franchise. This process usually takes about six to nine months. While this makes it easier for us to enter new markets, it also makes it easier for competitors to enter the markets in which we currently have franchises.

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EMPLOYEES

As of September 30, 2003, we had 1,280 full-time employees. We consider our relations with our employees to be good, and we structure our compensation and benefit plans in order to attract and retain high caliber personnel. We will need to recruit additional employees in order to implement our expansion plan, including general managers for each new city and additional personnel for installation, sales, customer service and network construction. We recruit from several major industries for employees with skills in video, voice and data technologies.

LEGAL PROCEEDINGS

In September 2000, the City of Louisville, Kentucky granted Knology of Louisville, Inc., our subsidiary, a cable television franchise. On November 2, 2000, Insight filed a complaint against the City of Louisville in Kentucky Circuit Court in Jefferson County, Kentucky claiming that our franchise was more favorable than Insight’s franchise. Insight’s complaint suspended our franchise until there is a final, nonappealable order in Insight’s Kentucky Circuit Court case. In April 2001 the City of Louisville moved for summary judgment in Kentucky Circuit Court against Insight. In March 2002, the Kentucky Circuit Court ruled that Insight’s complaint had no merit and the Kentucky Circuit Court granted the City of Louisville’s motion to dismiss Insight’s complaint. Insight appealed the Kentucky Circuit Court order dismissing their complaint and in June 2003 the Kentucky Court of Appeals upheld the Kentucky Circuit Court ruling. Insight sought discretionary review of the Kentucky Court of Appeals ruling by the Kentucky Supreme Court and that request is pending.

On November 8, 2000, we filed an action in the U.S. District Court for the Western District of Kentucky against Insight seeking monetary damages, declaratory and injunctive relief from Insight and the City arising out of Insight’s complaint and the suspension of our franchise. In March 2001, the U.S. District Court issued an order granting our motion for preliminary injunctive relief and denying Insight’s motion to dismiss. In June 2003 the U.S. District Court ruled on the parties’ cross motions for summary judgment, resolving certain claims and setting others down for trial. The U.S. District Court granted our motion for summary judgment based on causation on certain claims. In August 2003, the U.S. District Court granted Insight’s motion for an immediate interlocutory appeal on certain issues, which was accepted in October 2003 by the U.S. Court of Appeals for the Sixth Circuit. At this time it is impossible to determine with certainty the ultimate outcome of the litigation.

On November 21, 2001, we filed a complaint against Georgia Power Company requesting FCC adjudication of a dispute regarding amounts Georgia Power charged us in connection with the construction of our network in Augusta, Georgia. We requested the FCC to review these charges to determine whether they were “reasonable” in accordance with FCC pole attachment regulations. We requested reimbursement from Georgia Power of approximately $2.5 million. Georgia Power responded to the FCC complaint by asserting we owed Georgia Power approximately $900,000 for additional construction-related charges. In May 2003, Georgia Power filed a complaint against Broadband, our subsidiary, in the Superior Court of Troup County, State of Georgia, re-asserting claims for construction-related charges. Georgia Power’s claim duplicates its claim pending before the FCC. We responded to Georgia Power’s complaint in state court by re-asserting our claims that are currently pending before the FCC. We also sought to remove the state court action to federal court and moved to dismiss the lawsuit or to stay the action to allow the FCC time to issue its decision. Georgia Power has moved to remand the case to state court. On November 20, 2003, the FCC issued an order determining that certain pole attachment fees charged by Georgia Power were improper. At this time, it is impossible to determine with certainty the ultimate outcome of the litigation.

We are also subject to other litigation in the normal course of our business. However, in our opinion, there is no legal proceeding pending against us which would have a material adverse effect on our financial position, results of operations or liquidity. We are also a party to regulatory proceedings affecting the segments of the communications industry generally in which we engage in business.

Legislation and regulation

The cable television industry is regulated by the FCC, some state governments and most local governments. Telecommunications carriers are regulated by the FCC and state public utility commissions. Providers of Internet services generally are not subject to regulation. Federal legislative and regulatory proposals under consideration may materially affect the cable television, telecommunications services, and Internet services industries. The following is a summary of federal laws and regulations affecting the growth and operation of the cable television and telecommunications industries and a description of relevant state and local laws.

Future federal and state legislative and regulatory changes may affect our operations and the impact of such legislative or regulatory actions on our operations may be beneficial or adverse. The following description of certain major regulatory factors does not purport to be a complete summary of all present and proposed legislation and regulations pertaining to our operations.

FEDERAL REGULATION

Cable Television Consumer Protection and Competition Act of 1992

The Cable Television Consumer Protection and Competition Act of 1992, or the 1992 Cable Act, increased the regulation of the cable industry by imposing rules governing, among other things:

➢	rates for tiers of cable video services;

➢	access to programming by competitors of cable operators and restrictions on certain exclusivity arrangements by cable operators;

➢	access to cable channels by unaffiliated programming services;

➢	terms and conditions for the lease of channel space for commercial use by parties unaffiliated with the cable operator;

➢	ownership of cable systems;

➢	customer service requirements;

➢	mandating carriage of certain local television broadcast stations by cable systems and the right of television broadcast stations to withhold consent for cable systems to carry their stations;

➢	technical standards; and

➢	cable equipment compatibility.

The legislation also encouraged competition with existing cable television systems by:

➢	allowing municipalities to own and operate their own cable television systems without a franchise;

➢	preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system’s service area; and

➢	prohibiting the common ownership of cable systems and other types of multichannel video distribution systems.

Telecommunications Act of 1996

The Telecommunications Act of 1996 and the FCC rules implementing this Act radically altered the regulatory structure of telecommunications markets by mandating that states permit competition for local telephone services. The Act placed certain requirements on most incumbent local exchange carriers

Legislation and regulation

to open their networks to competitors, resell their services at a wholesale discount, and permit other carriers to collocate equipment on incumbent local exchange carrier premises. Rural carriers may be exempt from these incumbent local exchange carrier requirements, as currently is the case with our incumbent local exchange carrier subsidiaries, Interstate Telephone and Valley Telephone. The following is a summary of the interconnection and other rights granted by this Act that are most important for full local telecommunications competition, and our belief as to the effect of the requirements, assuming vigorous implementation.

➢	interconnection of competitors with the networks of incumbents and other carriers, which permits customers of competitors to exchange traffic with customers connected to other networks;

➢	local loop unbundling, which allows competitors to selectively gain access to incumbent carriers’ facilities and wires that connect the incumbent carriers’ central offices with customer premises, thereby enabling competitors to serve customers on a facilities basis not directly connected to their networks;

➢	reciprocal compensation, which mandates arrangements for local traffic exchange between both incumbent and competitive carriers and compensation for terminating local traffic originating on other carriers’ networks, thereby improving competitors’ margins for local service;

➢	number portability, which allows customers to change local carriers without changing telephone numbers, thereby removing a significant barrier for a potential customer to switch to a different carrier’s local voice services; and

➢	thereby enabling competitors to provide telephone numbers to new customers on the same basis as the incumbent carrier.

This Act also permitted regional Bell operating companies under certain conditions to apply to the FCC for authority to provide long-distance services.

The Act also included significant changes in the regulation of cable operators. For example, the FCC’s authority to regulate the rates for “cable programming service” tiers, that is all tiers other than the lowest level “basic service tier,” of all cable operators expired on March 31, 1999. The legislation also:

➢	repealed the anti-trafficking provisions of the 1992 Cable Act, which required cable systems to be owned by the same person or company for at least three years before they could be sold to a third party;

➢	allows cable operators to enter telecommunications markets which historically have been closed to them;

➢	limits the rights of franchising authorities to require certain technology or to prohibit or condition the provision of telecommunications services by the cable operator;

➢	adjusts the favorable pole attachment rates afforded cable operators under federal law such that they may be increased, beginning in 2001, if the cable operator also provides telecommunications services over its network; and

➢	allows some telecommunications providers to begin providing competitive cable service in their local service areas.

Regulation of cable services

The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering many aspects of cable television operations. The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders and/or the imposition of other

Legislation and regulation

administrative sanctions, such as the revocation of FCC licenses. A brief summary of certain key federal regulations follows.

Rate regulation.    The 1992 Cable Act authorized rate regulation for certain cable services and equipment. It requires communities to certify with the FCC before regulating basic cable rates. Cable service rate regulation does not apply where a cable operator demonstrates to the FCC that it is subject to effective competition in the community. To the extent that any municipality attempts to regulate our basic rates or equipment, we believe we could demonstrate to the FCC that our systems all face effective competition and, therefore, are not subject to rate regulation.

Program access.    To promote competition with incumbent cable operators by independent cable programmers, the 1992 Cable Act placed restrictions on dealings between cable programmers and cable operators. Satellite video programmers affiliated with cable operators are prohibited from favoring those cable operators over competing distributors of multichannel video programming, such as satellite television operators and competitive cable operators such as us. These restrictions are designed to limit the ability of vertically integrated satellite cable programmers from offering exclusive programming arrangements or preferred pricing or non-price terms to cable operators. Congress and the FCC have considered, but not adopted, proposals to expand the program access rights of cable competitors such as us, including the possibility of applying all program access requirements to terrestrially delivered video programming and all video programmers. The program access rules will “sunset” on October 5, 2007, unless further extended by the FCC. If the exclusivity restrictions are allowed to sunset, this could have a materially adverse impact on us if incumbent cable operators use the greater flexibility to deny important programming to our systems.

Carriage of broadcast television signals.    The 1992 Cable Act established broadcast signal carriage requirements that allow local commercial television broadcast stations to elect every three years whether to require the cable system to carry the station (must-carry) or whether to require the cable system to negotiate for consent to carry the station (retransmission consent). Stations are generally considered local to a cable system where the system is located in the station’s Nielsen designated market area. Cable systems must obtain retransmission consent for the carriage of all distant commercial broadcast stations, except for certain superstations, that are commercial satellite-delivered independent stations such as WGN. Pursuant to the Satellite Home Viewer Improvement Act, the FCC enacted rules governing retransmission consent negotiations between broadcasters and all distributors of multichannel video programming (including cable operators). Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within a certain limited radius. Non-commercial stations are not given the option to negotiate for retransmission consent. Must-carry requests may decrease the attractiveness of the cable operator’s overall programming offerings by including less popular programming on the channel line-up, while retransmission consent elections may involve cable operator payments (or other concessions) to the programmer. We carry some stations pursuant to retransmission consent agreements and pay fees for such consents or have agreed to carry additional services. We carry other stations pursuant to must-carry elections.

The FCC has adopted rules for the carriage of digital broadcast signals and is in the process of considering whether to require cable systems (which would include our systems) to carry both the analog and digital signals of television broadcast stations entitled to must-carry rights during those stations’ transition to full digital operations. The FCC has tentatively concluded that it will not adopt the “dual carriage” requirement during the transition, and has also concluded that a cable operator need only carry a broadcaster’s “primary video” service (rather than all of the digital broadcaster’s “multi-cast” services), but those conclusions may change during the course of the FCC’s further consideration of these matters. If the “dual carriage” rule is adopted, or if the FCC concludes that after the transition to digital

Legislation and regulation

television, cable operators must carry all of the multi-cast services in a broadcaster’s digital feed, this would have a negative impact on us because it would reduce available channel capacity and thereby require us to discontinue other channels of programming or prevent us from carrying new channels of programming that are more desired by our customers. See “Business-Franchises.”

Registration procedures and reporting requirements.    Before beginning operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC. Cable operators that operate in certain frequency bands, including us, are required on an annual basis to file the results of their periodic cumulative leakage testing measurements. Operators that fail to make this filing or who exceed the FCC’s allowable cumulative leakage index risk being prohibited from operating in those frequency bands in addition to other sanctions.

Technical requirements.    The FCC imposes certain technical standards applicable to the cable channels on which broadcast stations are carried (including carriage of digital television signals), standards to prevent harmful interference with aeronautical navigation and safety radio services and limits on cable system signal leakage. The FCC also adopted regulations to assure compatibility among televisions, VCRs and cable systems, leaving all features, functions, protocols and other product and service options for selection through open competition in the market. The Telecommunications Act of 1996 also prohibits states or franchising authorities from prohibiting, conditioning or restricting a cable system’s use of any type of customer equipment or transmission technology.

Customer equipment regulation.    As noted, cable customer equipment is subject to rate regulation unless the FCC deems the cable system to face effective competition. The FCC has also required that cable customers be permitted to purchase cable converters and other navigation device equipment from third parties, such as retailers. It developed a multiyear phase-in period during which security functions (which remain in the exclusive control of the cable operator) would be unbundled from non-security functions, which then could be supplied by third-party vendors.

The separate security module requirement applies to all digital devices as well as to devices that access both analog and digital services (hybrid devices), although it does not apply to analog-only devices. As long as cable operators subject to the rules comply with the separate security module requirement, they may continue to provide their customers with devices that contain both embedded security and non-security functions (integrated devices) until January 1, 2005, at which time they will be prohibited from placing these devices in service. The FCC restrictions could negatively affect how we develop and market new services and equipment to our customers.

Franchise authority.    Cable television systems operate pursuant to franchises issued by local franchising authorities (which are the cities, counties or political subdivisions in which a cable operator provides cable service). Local franchising authority is premised upon the cable operator’s facilities crossing the public rights-of-way. Franchises are typically of fixed duration with the prospect for renewal. These franchises must be nonexclusive. The terms of local franchises vary by community, but typically include requirements concerning service rates, franchise fees, construction timelines, mandated service areas, customer service standards, technical requirements, public, educational and government access channels, and channel capacity. Franchises often may be terminated, or penalties may be assessed, if the franchised cable operator fails to adhere to the conditions of the franchise. Although largely discretionary, the exercise of local franchise authority is limited by federal law. For example, local franchise authorities may not issue exclusive franchises, may not require franchise fees that exceed 5% of gross revenues from the provision of cable services, and may not mandate the use or a particular technology. Local franchise

Legislation and regulation

authorities are permitted to charge fees other than cable franchise fees, such as fees for a telecommunications providers’ use of public rights-of-way. We hold cable franchises in all of the franchise areas in which we provide service. We believe that the conditions in our franchises are fairly typical for the industry. Our franchises generally provide for the payment of fees to the municipality ranging from 3% to 5% of revenues from telephone and cable television service, respectively. The Telecommunications Act of 1996 exempted those telecommunications services provided by a cable operator or its affiliate from cable franchise requirements, although municipalities retain authority to regulate the manner in which a cable operator uses the public rights-of-way to provide telecommunications services.

Franchise renewal.    Franchise renewal, or approval for the sale or transfer of a franchise, may involve the imposition of additional requirements not present in the initial franchise (such as facility upgrades or funding for public, educational, and government access channels). Although franchise renewal is not guaranteed, federal law imposes certain standards to prohibit the arbitrary denial of franchise renewal. Our franchises generally have 10 to 15 year terms, and we expect our franchises to be renewed by the relevant franchising authority before or upon expiration.

Franchise transfer.    Local franchise authorities are required to act on a cable operator’s franchise transfer request within 120 days after receipt of all information required by FCC regulations and the franchising authority. Approval is deemed granted if the franchising authority fails to act within such period.

Channel set-asides.    Local franchising authorities may require cable operators to set aside certain channels for public, educational and governmental, or PEG, access programming. Federal law requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. An FCC-prescribed formula governs the calculation of leased access rates. By occupying capacity on our systems, PEG and leased access channels may replace programming that is more attractive to our customers.

Ownership.    Pursuant to the Telecommunications Act of 1996, local exchange carriers may now provide video programming by radio-based systems, common carrier systems, open video systems or cable systems in their local exchange service territories. Companies that elect to provide open video systems must allow others to use up to two-thirds of their activated channel capacity. These companies are relieved of regulation as common carriers, and are not required by federal law to obtain local franchises (although local requirements to obtain a franchise remain valid), but are still subject to many other regulations applicable to cable systems. Companies operating as cable systems are subject to all rules governing cable systems, including franchising requirements.

A local telephone company or its affiliate is prohibited from acquiring more than a 10% financial or management interest in any cable operator providing cable service in its telephone service area. Likewise, a cable operator or its affiliate is prohibited from acquiring more than a 10% financial or management interest in any local telephone company providing telephone service in its franchise area.

A local telephone company and cable operator whose telephone service area and cable franchise area are in the same market may not enter into a joint venture to provide telecommunications services or video programming. There are exceptions to these limitations for rural facilities, very small cable systems, and small local telephone companies in non-urban areas, and such restrictions do not apply to local exchange carriers that were not providing local telephone service prior to January 1, 1993.

Pole attachments.    Federal law requires utilities, defined to include all local telephone companies and electric utilities except those owned by municipalities and co-operatives, to provide cable operators and

Legislation and regulation

telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way at just and reasonable rates. The right to access is beneficial to facilities-based providers such as us. Federal law also establishes principles to govern the pricing of and terms of such access. Utilities may charge telecommunications carriers (and cable operators providing both cable television service and telecommunications service, such as us) a different (often higher) rate for pole attachments than they charge cable operators providing solely cable service. The FCC has adopted rules implementing the two different statutory formulas for pole attachment rates. These regulations became effective on February 8, 2001, and increases in attachment rates relative to rates for providers that exclusively provide cable service resulting from the regulations are being phased-in in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The federal pole attachment access and rate provisions apply only in those states that have not certified to the FCC that they regulate pole attachment rates. Currently, 18 states plus the District of Columbia have certified to the FCC, leaving pole attachment matters to be regulated by those states. Of the states in which we operate, none has certified to the FCC. The FCC has clarified that the provision of Internet services by a cable operator does not affect the agency’s jurisdiction over pole attachments by that cable operator, nor does it affect the rate formula otherwise applicable to the cable operator. The U.S. Court of Appeals for the Eleventh Circuit overturned the FCC’s conclusion. However, the U.S. Supreme Court has upheld the FCC’s decision by reversing the decision of the U.S. Court of Appeals for the Eleventh Circuit and confirming the FCC’s authority.

Inside wiring of multiple dwelling units.    FCC rules provide generally that, in cases where the cable operator owns the wiring inside a multiple dwelling unit but has no right of access to the premises, the multiple dwelling unit owner may give the cable operator notice that it intends to permit another cable operator to provide service there. The cable operator then must elect whether to remove the inside wiring, sell the inside wiring to the multiple dwelling unit owner at a price not to exceed the replacement cost of the wire on a per-foot basis, or abandon the inside wiring. The FCC also adopted rules that, among other things, require utilities (including incumbent local exchange carriers and other local exchange carriers) to provide telecommunications carriers and cable operators with reasonable and non-discriminatory access to utility-owned or controlled conduits and rights-of-way in all “multiple tenant environments” (including, for example, apartment buildings, office buildings, campuses, etc.) in those states where the FCC possesses authority to regulate pole attachments, i.e., in those states where the state government has not certified to the FCC that it regulates utility pole attachments and rights-of-way matters.

Access to and competition in multiple dwelling units by and among video operators.    The FCC has preempted laws and rules that restrict occupants of multiple dwelling units from placing small satellite antennas on their balconies (or areas under the occupant’s exclusive use). The FCC’s action increases the ability of satellite television operators such as DirecTV to compete with us in certain multiple dwelling units. The FCC recently decided not to abrogate or restrict existing or future exclusive video multiple dwelling unit access contracts by multichannel video programming distributors. The FCC action has been appealed to the U.S. Circuit Court for the District of Columbia by the National Cable Television Association. The decision not to abrogate existing exclusive multiple dwelling unit access contracts may restrict us in competing with the incumbent cable operator (or other video competitors) in those multiple dwelling units where another cable operator has obtained an exclusive access arrangement.

Privacy.    Federal law restricts the manner in which cable operators can collect and disclose data about individual system customers. Federal law also requires that the cable operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. Cable operators must also take such actions as are necessary to prevent unauthorized access to personally identifiable information.

Legislation and regulation

Failure to adhere to these requirements subjects the cable operator to payment of damages, attorneys’ fees and other costs.

Copyright.    Cable television systems are subject to federal compulsory copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to retransmit broadcast signals. The amount of the royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried, and the location of the cable system with respect to over-the-air television stations.

Adjustments in copyright royalty rates are made through an arbitration process supervised by the U.S. Copyright Office. The modification or elimination of the compulsory copyright licensing scheme could adversely affect our ability to provide our customers with their desired broadcast programming.

Copyrighted music performed in programming supplied to cable television systems by pay cable networks, such as HBO, and cable programming networks, such as USA Network, has generally been licensed by the networks through private agreements with the American Society of Composers and Publishers and BMI, Inc., the two major performing rights organizations in the United States. The American Society of Composers and Publishers and BMI, Inc. offer “through to the viewer” licenses to the cable networks which cover the retransmission of the cable networks’ programming by cable television systems to their customers.

Internet service.    The FCC recently rejected requests by some Internet service providers to require cable operators to provide unaffiliated Internet service providers with direct access to the operators’ broadband facilities. A contrary decision may have facilitated greater competition by non-facilities-based Internet service providers with our broadband service offerings. The FCC recently classified cable modem service as an “information service,” not a cable service, with no separate telecommunications service offering. Consequently, local franchise authorities may not include our revenues from cable modem services in the total revenues from which the cable franchise fee is calculated. This decision has been appealed and subsequent proceedings remain possible. In addition, the FCC recently sought comment on the scope of its jurisdiction to regulate cable modem service and the extent to which state and local governments may regulate cable modem service. Although the FCC has indicated a clear preference for minimizing regulation of broadband services, future regulation of cable modem service by federal, state or local government entities remains possible. The FCC also sought comment on whether it should resolve any disputes that may arise over cable operators’ previous collection of franchise fees from their customers based, in part, on cable modem service revenues, or whether the FCC should leave such matters to the courts. There remains a risk that we will confront litigation on this issue.

Regulatory fees.    The FCC requires payment of annual regulatory fees by the various industries it regulates, including the cable television industry. Regulatory fees may be passed on to customers as external cost adjustments to rates for basic cable service. Fees are also assessed for other FCC licenses, including licenses for business radio, cable television relay systems and earth stations. These fees, however, may not be collected directly from customers as long as the FCC’s rate regulations remain applicable to the cable system.

Tier buy through.    Federal law requires cable operators to allow customers to purchase premium services or pay-per-view video programming offered by the cable operator on a per-channel or per-program basis without the need to subscribe to any tier of service except the basic service tier unless the cable system’s lack of addressable converter boxes or other technological limitations prohibit it from doing so. The exemption for cable operators lacking the technological ability to comply expired in

Legislation and regulation

October 2002, although the FCC may extend that period on a case-by-case basis as necessary pursuant to an appropriate waiver request. Our systems currently comply with these requirements and we do not avail ourselves of the technological exemption.

Emergency alert system.    In December 1994, the FCC adopted new cable television and broadcast technical standards to support a new emergency alert system. Our network is in compliance with the new standards.

FCC regulations also address:

➢	restrictions on origination and cablecasting by cable system operators;

➢	application of the rules governing political broadcasts;

➢	nonduplication of network programming from distant same-network stations upon the appropriate request of the local television station;

➢	deletion of syndicated programming of a distant same-network station upon the appropriate request of the local television station;

➢	customer service standards;

➢	limitations on advertising contained in nonbroadcast children’s programming; and

➢	equal employment opportunity (new outreach and reporting requirements regarding full time hires were effective March 10, 2003).

Potential Regulatory Change.    The regulation of cable television systems at the federal, state, and local levels is subject to the political process and has seen constant change over the past decade. Material changes in the law and regulatory requirements must be anticipated, and our business could be adversely affected by future legislation or new regulations.

Regulation of telecommunications services

Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. Barring federal preemption, State regulatory authorities retain jurisdiction over the same facilities to the extent that they are used to provide intrastate communications services, as well as facilities solely used to provide intrastate services. Local regulation is largely limited to management of the occupation and use of county or municipal public rights-of-way. Various international authorities may also seek to regulate the provision of certain services.

As explained above, incumbent local exchange carriers are subject to obligations (under Section 251(c) of the federal Communications Act) to open their networks to competitive access, including both unbundling and collocation obligations, as well as heightened interconnection obligations and a duty to make their services available to resellers at a wholesale discount rate. The Communications Act includes an exemption from Section 251(c) requirements for rural telephone companies, absent a finding by the appropriate state commission that the request is not unduly economically burdensome. Both Interstate Telephone and Valley Telephone are rural telephone companies as defined by the federal Communications Act. With respect to Valley Telephone, the Alabama Public Service Commission and, with respect to Interstate Telephone, the Georgia Public Service Commission have determined that these companies should be exempt from the incumbent local exchange carrier interconnection requirements under Section 251(c) of the Communications Act. In the event the circumstances upon which these

Legislation and regulation

determinations are based change in the future, it is possible these conclusions could be revisited and reversed, exposing either company to the incumbent local exchange carrier interconnection, unbundling, wholesale discount, and/or collocation obligations.

Tariffs and detariffing.    Broadband is classified by the FCC as a non-dominant carrier with respect to both its domestic interstate and international long-distance carrier services and its competitive local exchange carrier services. As a non-dominant carrier, its rates presently are not generally regulated by the FCC., although the rates are still subject to general requirements that they be just, reasonable, and non-discriminatory The FCC has ordered mandatory detariffing of non-dominant carriers’ interstate and international interexchange services, except in very limited circumstances. Rather, we must post standard rates, terms, and conditions on the web and negotiate and/or execute individual agreements with each of our customers to cover the rates, terms and conditions for our provision of such services, including limitations on liability. The FCC’s detariffing regime has no impact on our tariffs for intrastate services, nor does it affect the federal access charge tariff system. However, it is uncertain whether we will be able to execute individual agreements with each of our long-distance customers on favorable terms going forward and whether the additional costs of having to comply with the new regime will have an adverse effect on our revenues. There is also some uncertainty about whether, in the absence of a tariff, such carrier protections such as strict limitations on liability, can be negotiated with the end users and, if they are, whether they are enforceable.

Non-dominant local exchange carriers are not permitted to file tariffs with the FCC for their interstate access services if the charges for such services are higher than FCC benchmarks established in 2001. If a non-dominant carrier’s charges for interstate access services are equal to or below the FCC-established benchmark, it is permitted, but not required, to file tariffs with the FCC for such services. Our interstate access services fall within the FCC-established benchmark and it has a tariff on file with the FCC for those services. Over time, we can be expected to face “downward pressure” on our switched access rates because of the FCC’s regulations which require a phase-down to incumbent local exchange carrier access charge level by 2005 and to the extent incumbent local exchange carrier switched access rates are reduced from current levels.

Interstate Telephone and Valley Telephone are regulated by the FCC as dominant carriers in the provision of interstate-switched access services. As dominant carriers, Interstate Telephone and Valley Telephone must file tariffs with the FCC and must provide the FCC with notice prior to changing their rates, terms or conditions of interstate access services. Interstate Telephone has its own tariffs on file with the FCC, while Valley Telephone concurs in tariffs filed by the National Exchange Carrier Association. Interstate Telephone and Valley Telephone are both classified as non-dominant in the provision of interstate and international interexchange services, rendering them subject to mandatory detariffing at the FCC for such services, as described above.

Interconnection and compensation for transport and termination.    The Telecommunications Act of 1996 established a national policy of permitting the development of local telephone competition. This Act preempts laws that prohibit competition for local telephone services and establishes requirements and standards for local network interconnection, unbundling of network elements and resale. The Telecommunications Act of 1996 also requires incumbent local telephone carriers to enter into mutual compensation arrangements with competitive local telephone companies for transport and termination of local calls on each other’s networks. The interconnection, unbundling and resale standards were developed initially by the FCC and were further implemented by the states. The terms of interconnection agreements among the carriers have been, and are likely to continue to be, overseen by the states. Although a panel of judges from the U.S. Court of Appeals for the Eleventh Circuit (the jurisdiction in which many of our markets are located), previously concluded that state public service commissions lack

Legislation and regulation

the authority under Section 252 of the federal Communications Act to interpret and enforce interconnection agreements, the court en banc has reversed that conclusion and agreed with six other federal circuits that the states do have such authority.

We have executed a local network interconnection agreement with BellSouth for, among other things, the transport and termination of local telephone traffic. This agreement has been filed with, and approved by, the applicable regulatory authority in each state in which we conduct our operations.

The FCC has concluded that calls to Internet service providers are jurisdictionally interstate and the exchange of ISP-bound traffic is not subject to the reciprocal compensation requirements of the Communications Act. The FCC established an interim scheme, however, whereby traffic below a 3:1 originating-to-terminating ratio is presumed to be reciprocal compensation traffic and traffic above 3:1 is presumed to be ISP-bound. While the FCC decision was remanded by the U.S. Court of Appeals for the D.C. Circuit to the FCC for further elaboration and as to the legal basis for its decision, the Court let the interim scheme remain in effect. Until the FCC addresses the issue again, ISP-bound traffic is generally being exchanged at a lower rate than reciprocal compensation traffic. Under our interconnection agreements, we exchange local traffic with incumbent carriers on a bill-and-keep basis (in which no compensation is actually paid).

Unbundled network element pricing.    The FCC has established pricing principles for use by the states to determine rates for unbundled local network elements and to calculate resale discounts, which are currently undergoing further review. The U.S. Supreme Court upheld, in 2002, the FCC’s authority and price methodology for making unbundled network elements available. In the FCC’s Triennial Review Order, released August 21, 2003, it clarified several aspects of the pricing principles relating to depreciation and cost of capital. In September 2003, the FCC commenced a rulemaking proceeding to globally review its pricing principles, which could ultimately lead to significant changes to the pricing of unbundled network elements and relative changes in the competitive position of some of our competitors, depending upon their obligations to provide such elements or the use of such elements in their services and whether the FCC’s changes tend to support higher or lower element prices. The state commissions have significant responsibility for the implementation of the FCC’s rules, including the actual setting of rates for unbundled network elements. The availability of unbundled network platforms and a wide variety of available unbundled network elements at attractive prices could benefit those of our local telecommunications competitors who, unlike us, do not provide service entirely over their own facilities (but instead rely, in whole or in part, on the facilities of the incumbent); conversely, the limiting of elements and platforms available on an unbundled basis or a relative increase in the prices of such elements and platforms may discourage potential competitors who cannot, or do not wish to expend the capital required to build out their own facilities.

Access to unbundled network elements.    The FCC requires incumbent local telephone carriers to provide an unbundled network element platform, that includes all of the network elements required by a competitor to provide a retail telecommunications service. Competitors using such platforms may be able to provide retail local services entirely through the use of the local telephone carriers’ facilities at lower discounts than those available for local resale. In its Triennial Review proceeding, the FCC sought to identify, among other issues, which network elements the incumbent local exchange carriers should no longer be required to offer on an unbundled basis. The FCC also analyzed the issue of which elements must be unbundled in response to a remand of its previous rules by the U.S. Court of Appeals for the D.C. Circuit. In the FCC’s Triennial Review Order, released August 21, 2003, the Commission determined that certain network elements will no longer be subject to unbundling, while other elements must continue to be offered subject to further, detailed review by the state public utility commissions. The FCC established guidelines for these state determinations, as well as specific timeframes. Among the

Legislation and regulation

network elements subject to further state review is local circuit switching, which is a major component of the unbundled network element platform. Also subject to further review are certain levels of loops and transport. Interested parties will be able to request FCC reconsideration or judicial review of that order, and several requests are expected and have already been made. Consequently, we cannot at this time state with any certainty the impact of that order upon our business. The availability of unbundled network platforms and a wide variety of available unbundled network elements could benefit those of our local telecommunications competitors who, unlike us, do not provide service entirely over their own facilities (but instead rely, in whole or in part, on the facilities of the incumbent); conversely, the limiting of elements and platforms available on an unbundled basis may discourage potential competitors who cannot, or do not wish to expend the capital required to build out their own facilities. A number of interested parties have either sought reconsideration of, or judicial review of, a number of important aspects of the Triennial Review Order. The appeals have been consolidated in the U.S. Court of Appeals for the D.C. Circuit, and it is likely that there will be a decision as early as the first quarter or early second quarter of 2004. Any material change in the FCC’s regulations adopted in the Triennial Review Order could have a significant impact on competition.

Number portability.    All local telephone service carriers must provide customers with the ability to retain, at the same location, existing telephone numbers when switching local telephone companies without impairment of quality, reliability or convenience. This number portability is intended to remove one barrier to entry faced by new competitors, which would otherwise have to persuade customers to switch local service providers despite having to change telephone numbers. The FCC ordered permanent number portability to be made available in the 100 largest metropolitan areas by December 31, 1998. Number portability is available in all of our required markets. While number portability benefits our competitive local exchange carrier operations, it represents a burden to Valley Telephone and Interstate Telephone. Wireless long-term number portability is currently scheduled to become effective on November 24, 2003, and is expected to have an impact on all wireline carriers because it is anticipated that more numbers will port to wireless carriers from wireline carriers, than vice versa. At this time, we are unable to predict the impact, if any, of possible number portability delays or complications in our service territories.

Universal service.    The FCC has adopted rules implementing the universal service requirements of the Telecommunications Act of 1996. The federal universal service fund is the support mechanism established by the FCC to ensure that high quality, affordable telecommunications service is available to all Americans. Pursuant to the FCC’s universal service rules, all telecommunications providers must contribute a small percentage of their telecommunications revenues to the federal universal service fund. As a telecommunications carrier, we are required to contribute to the federal universal service fund on the basis of our projected, collected interstate and international end user telecommunications revenues. The FCC devises a quarterly factor for contribution to the federal universal service fund based on the ratio of total projected demand for universal service support as compared to total end user interstate and international revenue for a given quarter. The current contribution factor for the third quarter of 2003 is 9.5%. Accordingly, we presently contribute over nine percent of our combined interstate and international end user telecommunications revenues to the federal universal service fund.

As of April 1, 2003, carriers may continue to assess a federal universal service surcharge on their customers, either as a flat amount or a percentage of a customer’s revenue, however, this amount may not exceed the total amount of the universal service contribution factor currently in effect. As a result, we are precluded from assessing a federal universal service-related charge on our end user customers in excess of the relevant interstate and international telecommunications portion of customer’s bill times the relevant contribution factor. We remain able to recover legitimate administrative costs relating to our contribution to the federal universal service fund, provided that such cost recovery is made through areas other than our universal service line item surcharge.

Legislation and regulation

There are several exemptions under the FCC’s rules under which certain entities are not required to contribute to the federal universal service fund, but none of these apply to or are likely to apply in the future to us.

The FCC currently is conducting a comprehensive review of the rules governing contributions to the federal universal service fund. The FCC is considering the adoption of a connection-based universal service contribution methodology in which entities would contribute to the federal universal service fund based on either the number of end user connections, the number of working telephone numbers, or the amount of capacity per connection. While the outcome of this proceeding and its effect on our business cannot be predicted, if any of these proposals are implemented, the amount of our contributions to the federal universal service fund may increase, and could negatively impact our business, prospects, operating margins, cash flows and financial condition. Changes to federal universal service funding obligations could adversely affect us by increasing the payments owed to support the fund.

Separately, the FCC is considering the issue of broadband providers’ contribution to universal service and whether and how connections that provide broadband Internet access—including those using cable modem technology—would be assessed for federal universal service fund purposes. If adopted, such a rule is likely significantly to increase our contribution obligations, although our competitors’ obligations also are likely to increase.

Access charge reform.    The FCC has adopted several orders in recent years having the effect of reducing switched access charges imposed by local telephone companies for origination and termination of interstate long-distance traffic. Overall decreases in local telephone carriers’ access charges as contemplated by the FCC’s access reform policies would likely put downward pricing pressure on our charges to domestic interstate and international long-distance carriers for comparable access. Changes to the federal access charge regime could adversely affect us by reducing the revenues that we generate from charges to domestic interstate and international long-distance carriers for originating and terminating interstate traffic over our telecommunications facilities.

The FCC has adopted an order, the MAG Plan, to reform interstate access charges and universal service support for rate-of-return incumbent local exchange carriers such as Valley Telephone and Interstate Telephone.

The MAG Plan is designed to lower access charges toward cost, replace implicit support for universal service with explicit support that is portable to all eligible telecommunications carriers, and provide certainty and stability for the small and mid-sized local telephone companies serving rural and high-cost areas by permitting them to continue to set rates based on a rate-of-return of 11.25%, thereby encouraging rural investment. The MAG Plan, as adopted, will reduce switched access fees for small incumbent local exchange carriers and protect universal service in areas served by those incumbent local exchange carriers. Although the MAG Plan significantly reduces per-minute access charge revenues to these carriers, it is designed to protect them for at least the term of the plan from potentially much larger revenue reductions. Petitions for reconsideration of the MAG Plan are currently pending before the FCC and the FCC has sought further comment on certain proposals related to the MAG Plan.

Regulatory treatment of voice over Internet Protocol (IP) services.    Currently, the FCC and most state regulators do not treat voice services relying on IP to be telecommunications services for regulatory purposes. A number of providers are using voice over IP to compete with our voice services, and some providers using voice over IP may be avoiding certain regulatory obligations or access charges for interexchange services that might otherwise be due if such voice over IP offerings were subject to regulation. The FCC has stated that, in December 2003, it will commence a rulemaking proceeding to address the regulatory treatment of voice over IP services. That proceeding could lead to an increase in the costs of voice over IP providers if they become subject to regulation, and may change the

Legislation and regulation

compensation structure between providers where one provider is a voice over IP provider from what it is today, conceivably subjecting such voice over IP providers, by way of example, to access charges or something similar in certain circumstances.

Regional Bell operating company entry into long distance.    The Telecommunications Act of 1996 establishes standards for regional Bell operating companies and their affiliates to obtain from the FCC authority to provide long-distance telecommunications services originating in their in-region local access and transport areas, or LATAs, to points outside that area. LATAs are geographical regions in the United States within which a Bell operating company may offer local telephone service. The FCC has approved BellSouth’s application to provide in-region interLATA long-distance service in Georgia, Louisiana, Florida, Tennessee, Alabama, Kentucky, Mississippi, North Carolina and South Carolina. Several of those BellSouth applications had previously been rejected by the FCC or withdrawn by BellSouth; however, requests for the affected states were subsequently resubmitted and approved by the FCC. Because of its existing base of local telephone service customers and its extensive telecommunications network, we anticipate that BellSouth will be a significant long-distance competitor in each of the states in which it has obtained in-region, interLATA authority from the FCC.

Regulatory treatment of cable modem services.    A decision of the U.S. Court of Appeals for the Ninth Circuit issued in October 2003 vacated in part an FCC declaratory ruling that cable modem services consisted of information services only and did not include a separate offering of telecommunications service. The U.S. Court of Appeals for the Ninth Circuit remanded the decision back to the FCC for further proceedings. The Court’s decision is subject to a pending petition for rehearing. The U.S. Court of Appeals for the Ninth Circuit found that cable modem service included, in part, the offering of telecommunications services. Consequently, pending further FCC consideration of the matter, providers of cable modem service such as us may be deemed and treated as telecommunications carriers, at least in part, in their provision of such services and subject to common carrier requirements, such as nondiscrimination and authorization obligations under Title II of the Communications Act (see “Additional requirements” below) and universal service contribution obligations, depending upon what the FCC determines in response to the Court’s instruction. In addition, cable modem service providers may become subject to franchise and right-of-way requirements separately applicable to telecommunications carriers, including franchise fees. Results imposing authorization and other telecommunications carrier requirements, obligations to contribute to universal service, franchise fees, or similar burdens would have the effect of increasing the costs of providing cable modem service relative to non-cable-based alternatives, such as providers of Internet access through DSL service. Furthermore, the determination by the U.S. Court of Appeals for the Ninth Circuit may expose providers of cable modem services to potential claims that, because they are offering, in part, telecommunications services, as well as information services (in part), they fall under FCC requirements that facilities-based providers of information services must open their networks to competitive providers of information services. However, to date, we have offered—and will continue to offer—access to our network on a wholesale basis, so this aspect of the U.S. Court of Appeals for the Ninth Circuit decision is not expected to have a material impact on our business or our operations.

Additional requirements.    The FCC imposes additional obligations on all telecommunications carriers, including obligations to:

➢	interconnect, directly or indirectly, with other carriers and not to install equipment that cannot be connected with the facilities of other carriers;

➢	ensure that their services are accessible and usable by persons with disabilities;

➢	provide telecommunications relay service either directly or through arrangements with other carriers or service providers, which service enables hearing impaired individuals to communicate by telephone with hearing individuals through an operator at a relay center;

Legislation and regulation

➢	comply with verification procedures in connection with changing a customer’s carrier;

➢	protect the confidentiality of proprietary information obtained from other carriers, manufacturers and customers;

➢	maintain equipment, facilities, and services in such a manner as to allow for the interception of wire and electronic communications and access to call-identifying information by authorized law enforcement;

➢	pay annual regulatory fees to the FCC; and

➢	contribute to the Telecommunications Relay Services Fund, as well as funds to support telephone numbering administration and local number portability.

Forbearance.    The Telecommunications Act of 1996 permits the FCC to forbear from requiring telecommunications carriers to comply with certain regulations if certain conditions are present. Future reduction or elimination of federal regulatory requirements could free us from regulatory burdens, but also might increase the flexibility of our competitors.

Advanced services.    The FCC is currently reviewing the regulatory treatment of incumbent local exchange carrier provision of stand-alone broadband and broadband sold in combination with Internet access services in several proceedings including the following: (1) the FCC’s recent Triennial Review Order will eliminate unbundling requirements for broadband services and facilities provisioned by incumbent local exchange carriers over fiber and selected hybrid fiber/copper loops. Unless stayed by a court, the order will take effect on October 2, 2003; (2) the FCC has pending a proceeding that is considering deregulating incumbent local exchange carrier broadband services and facilities where the incumbent local exchange carrier is classified as non-dominant in the provision of local exchange and exchange access service; (3) the FCC has pending a proceeding that is considering re-classifying broadband services as “Non-Title II” services, meaning that it would no longer be considered a regulated telecommunications service, and so would be unregulated; and (4) the FCC recently initiated a proceeding that will examine whether the incumbent local exchange carriers may seek waiver of interconnection and unbundling obligations on a case-by-case basis. If the FCC further exempts or substantially reduces incumbent local exchange carriers from regulation of these services (for example, by eliminating regulations governing end user prices or collocation of competitive DSL providers’ equipment in central offices), broadband offerings by incumbent local exchange carriers may place even greater competitive pressures on our broadband service offerings.

Line sharing.    Where an incumbent local exchange carrier provides voice service to a customer (and subject to certain technical conditions), the FCC had required incumbent local exchange carriers, like BellSouth, to offer to unaffiliated telecommunications carriers on an unbundled basis the high-frequency portion of the incumbent’s loops or subloops (lines connecting customer premises to the switch used for basic telephone service). This requirement, known as “line sharing,” was designed, in part, to reduce the costs of the incumbent’s competitors’ provision of DSL services to small businesses and residential customers. The Court of Appeals for the D.C. Circuit reversed the FCC’s line sharing order, and the FCC’s recently issued Triennial Review Order held that the high-frequency portion of the loop need not be made available as an unbundled network element (although voice grade copper loops remain, generally speaking, such an element). While existing competitive local exchange carrier DSL customers will be grandfathered, at least for the time being, the FCC has adopted a three-year transition period to phase out line sharing for customers acquired after the effective date of the FCC’s order. Competitive voice providers will still be able to engage in line-splitting, whereby they provide voice service and another competitor provides DSL over the same loop. While the FCC’s Triennial Review Order could benefit us by eliminating a discount available to companies other than the incumbents competing with our broadband services, the decision could strengthen the position of the incumbents in the market. Since

Legislation and regulation

the Triennial Review Order is still subject to agency reconsideration and judicial review, however, we cannot state with certainty what the ultimate impact on our business may be.

Access to, and competition in, multiple dwelling units by and among telecommunications carriers.    In October 2000, the FCC prohibited telecommunications carriers from entering into future exclusive access agreements with building owners or managers in commercial (but not residential) multi-tenant environments. Simultaneously, the FCC adopted rules that require utilities (including incumbent local exchange carriers and other local exchange carriers) to provide telecommunications carriers (and cable operators) with reasonable and non-discriminatory access to utility-owned or controlled conduits and rights-of-way in all multiple tenant environments (e.g., apartment buildings, office buildings, campuses, etc.) in those states where the state government has not certified to the FCC that it regulates utility pole attachments and rights-of-way matters. The FCC has pending before it the question of whether to adopt rules abrogating existing exclusive telecommunications carrier access arrangements in commercial multi-tenant environments. The FCC is also considering whether to extend prohibitions against exclusivity to residential multiple dwelling units. Finally, the FCC is considering rules that would require owners of multi-tenant environments to allow telecommunications carriers nondiscriminatory access to their buildings. If adopted, these requirements may facilitate our access (as well as the access of competitors) to customers in multi-tenant environments, at least with regard to its provision of telecommunications services. These prospective requirements, if adopted, may also increase competition in multiple dwelling units and other multi-tenant environments where we currently provide service.

STATE REGULATION

Traditionally, the states have exercised jurisdiction over intrastate telecommunications services. The Telecommunications Act of 1996 modifies the dimensions of state authority in relation to federal authority. It also prohibits states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, market entry by new providers of interstate or intrastate telecommunications services. The FCC is required to preempt any such state or local requirement to the extent necessary to enforce the Telecommunications Act of 1996’s open market entry requirements. States and localities may, however, continue to regulate the provision of intrastate telecommunications services (barring federal preemption) and require carriers to obtain certificates or licenses before providing service.

Alabama, Georgia, Florida, Kentucky, South Carolina and Tennessee each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long-distance telephone and operator services in Alabama, Georgia, Florida, Kentucky, South Carolina and Tennessee. As a condition of providing intrastate telecommunications services, we are required, among other things:

➢	to file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

➢	to comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

➢	to comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers, and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our telecommunications services into new states, we will likely be required to obtain

Legislation and regulation

certificates of authority to operate, and be subject to similar ongoing regulatory requirements, in those states as well. We are certified in all states where we currently have operations and certification is required. We cannot be sure that we will retain such certifications or that we will receive authorization for markets in which we expect to operate in the future.

In addition, the states have authority under the Telecommunications Act of 1996 to determine whether we are eligible to receive funds from the federal universal service fund. They also possess authority to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the local exchange carrier, and to arbitrate disputes arising in negotiations for interconnection, although, as mentioned, the Court of Appeals for the Eleventh Circuit (which governs many of our markets), recently concluded that state public service commissions have the authority under Section 252 of the federal Communications Act to interpret and enforce interconnection agreements. The states also have jurisdiction over whether Interstate Telephone and Valley Telephone will continue to be subject to exemptions as rural carriers from the incumbent local exchange carrier obligations under Section 251(c) of the Communications Act.

Interstate Telephone and Valley Telephone are subject to additional requirements under state law, including rate regulation and quality of service requirements. In Alabama, both Interstate Telephone and Valley Telephone are subject to a price cap form of rate regulation. Under price caps, the companies have limited ability to raise rates for intrastate telephone services, but the Alabama Public Service Commission does not regulate the rate of return earned by the companies.

LOCAL REGULATION

In certain locations, we must obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate our telecommunications facilities in the public rights-of-way. In some of the areas where we provide services, we pay license or franchise fees based on a percentage of gross revenues. Cities that do not currently impose fees might seek to impose them in the future, and after the expiration of existing franchises, fees could increase. Under the Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, for use of public rights-of-way. As noted above, these activities must be consistent with the Telecommunications Act, and may not have the effect of prohibiting us from providing telecommunications services in any particular local jurisdiction.

If an existing franchise or license agreement were to be terminated prior to its expiration date and we were forced to remove our facilities from the streets or abandon them in place, our operations in that area would cease, which could have a material adverse effect on our business as a whole. We believe that the provisions of the Telecommunications Act barring state and local requirements that prohibit or have the effect of prohibiting any entity from providing telecommunications service should be construed to limit any such action.

ENVIRONMENTAL REGULATION

Our switch site and some customer premise locations are equipped with back-up power sources in the event of an electrical failure. Each of our switch site locations has battery and diesel fuel powered back-up generators, and we use batteries to back-up some of our customer premise equipment. Federal, state and local environmental laws require that we notify certain authorities of the location of hazardous materials and that we implement spill prevention plans. We believe that we currently are in compliance with these requirements in all material respects.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our directors and executive officers. Generally, our board of directors is divided among three classes, with members serving for three-year terms expiring in the years indicated. However, two of our directors were elected by the holders of our Series B preferred stock pursuant to the provisions of our amended and restated certificate of incorporation, and currently serve for one-year terms.

Name	Age	Position	Term Expires

Rodger L. Johnson	55	President, Chief Executive Officer and Director	2005
Robert K. Mills	40	Chief Financial Officer, Vice President of Finance and Administration, and Treasurer
Thomas P. Barrett	62	Vice President of Human Resources
Felix L. Boccucci, Jr.	46	Vice President of Business Development
Marcus R. Luke, Ph.D.	48	Chief Technology Officer
Bret T. McCants	44	Vice President of Network Services
Anthony J. Palermo, Jr.	49	Vice President of Operations and Marketing
Richard D. Perkins	45	Vice President of Information Technology
Andrew M. Sivell	43	Vice President of Network Operations
Chad S. Wachter	37	Vice President, General Counsel and Secretary
Campbell B. Lanier, III	52	Chairman of the Board	2005
Richard S. Bodman(1)	65	Director	2006
Alan A. Burgess(2)	68	Director	2004
Donald W. Burton(3)	59	Director	2004
Eugene I. Davis(1)(2)	48	Director	2006
O. Gene Gabbard(2)	63	Director	2006
William Laverack, Jr.(4)	46	Director	2004
Bret Pearlman(3)(4)	36	Director	2004
William H. Scott, III(3)	56	Director	2004

(1)	Member of the nominating committee.
(2)	Member of the audit committee.
(3)	Member of the compensation and stock option committee.
(4)	Elected by holders of Series B preferred stock and serving a one-year term.

Provided below are biographies of each of the officers and directors listed in the table above. Some of the our officers served as officers of our subsidiary, Knology Broadband, prior to our formation in September 1998. In the following biographies, we have included service with Knology Broadband as service with us.

Rodger L. Johnson has served as President and as a director since April 1999, and as our Chief Executive Officer since June 1999. Prior to joining Knology, Mr. Johnson had served as President and Chief Executive Officer, as well as a Director, of Communications Central, Inc., a publicly traded provider of pay telephone services, since November 1995. Prior to joining Communications Central, Mr. Johnson served as the President and Chief Executive Officer of JKC Holdings, Inc., a consulting company

Management

providing advice to the information processing industry. In that capacity, Mr. Johnson also served as the Chief Operating Officer of CareCentric, Inc., a publicly traded medical software manufacturer. Before founding JKC Holdings, Inc., Mr. Johnson served for approximately eight years as the President and Chief Operating Officer and as the President and Chief Executive Officer of Firstwave Technologies, Inc., a publicly traded sales and marketing software provider. Mr. Johnson spent his early career from June 1971 to November 1984 with AT&T where he worked in numerous departments, including sales, marketing, engineering, operations and human resources. In his final job at AT&T, he directed the development of consumer market sales strategies for the northeastern United States, a territory encompassing 10.5 million customers at the time.

Robert K. Mills has served as Chief Financial Officer, Vice President of Finance and Administration, and Treasurer since November 1999. He worked for ITC Holding from September to November 1999 as Vice President of Corporate Development. From 1994 to September 1999, Mr. Mills served as Vice President—Treasurer and Strategic Planning of Powertel, Inc., which was a provider of wireless communications services. Mr. Mills is a CPA and from 1987 to 1994 practiced public accounting.

Thomas P. Barrett has served in various capacities with us since September 1999 and currently serves as our Vice President of Human Resources. Prior to joining us, from July 1998 to September 1999, Mr. Barrett served as the President of Quintiles Americas. Quintiles Americas is a division of Quintiles Inc., a pharmaceutical research company. From January 1993 to June 1998, Mr. Barrett was employed by Perot Systems as an account manager. He also served as the human resources director for a period of time while at Perot Systems. From October 1992 to January 1993, Mr. Barrett worked for General Research Corporation as an account manager for a software development project. From August 1963 to September 1992, Mr. Barrett served in the U.S. Army in a number of command and staff positions and achieved the rank of Brigadier General.

Felix L. Boccucci, Jr. has served as Vice President of Business Development since August 1997, and he served as the Chief Financial Officer, Treasurer and Secretary from November 1995 through August 1997. In addition, he currently serves as Vice President of Finance for Interstate Telephone and Valley Telephone Companies. From October 1994 until December 1995, Mr. Boccucci served as Vice President Finance—Broadband of ITC Holding. Prior to such time, Mr. Boccucci worked for GTE Corporation, a telecommunications company, which merged with Contel Corporation in March 1991. From May 1993 to October 1994, he served as a Senior Financial Analyst for GTE. From 1991 to 1993, Mr. Boccucci served as Financial Director for GTE’s Central Area Telephone Operations. From 1987 to 1991, he was the Assistant Vice President Controller in charge of Contel’s Eastern Region Telephone Operations comprising 13 companies in 12 states.

Marcus R. Luke, Ph.D. has served as Chief Technology Officer since August 1997. Prior to this he served as our Vice President of Network Construction from November 1995 until August 1997, and Director of Engineering of Cybernet Holding, L.L.C. from May 1995 until November 1995. Prior to joining us, Dr. Luke served as Southeast Division Construction Manager for Telecommunications, Inc., or TCI, from July 1993 to May 1995. From July 1987 to June 1993, he served as Area Technical Manager for TCI’s southeast area. Dr. Luke worked for Storer Communications Inc. from 1985 to 1987 as Vice President of Engineering. Prior to 1985, he spent 12 years in various engineering and management positions with Storer Communications Inc.

Bret T. McCants has served as Vice President of Network Services since April 1997. Prior to joining us, Mr. McCants was a co-founder of CSW Communications, Inc., or CSW. From January 1996 to April 1997, he served as CSW’s Director of Operations, and from 1994 to 1996, he participated in the development and managed the deployment of voice, data and interactive energy management equipment to homes in Laredo, Texas. Prior to joining CSW, Mr. McCants served in various capacities with Central

Management

Power and Light Company including as Corporate Manager of Commercial and Small Industrial Marketing from 1992 to 1994, and as Business Manager from 1990 to 1992. From 1982 to 1990, Mr. McCants held several positions in Sales, Marketing and Engineering at Central Power and Light Company.

Anthony J. Palermo, Jr. has served as Vice President of Operations and Marketing since July 1999. Prior to joining us, Mr. Palermo served as a consultant to Nokia and Optima Technologies from November 1998 through July 1999. From November 1995 to November 1998, Mr. Palermo was employed at Communications Central, Inc., where he served as Vice President of Sales, Marketing, and Operations. Prior to Communications Central, Inc., he spent six years at Firstwave Technologies, Inc., as Vice President of Operations and Chief Operating Officer. Prior to Firstwave Technologies, Mr. Palermo spent four years at Interactive Financial Services, a tax and financial planning software and service company. Mr. Palermo has also spent 11 years in the communications industry with AT&T Long Lines and RCA-Cylix.

Richard D. Perkins has served as Vice President of Information Technology since January 2003. From December 2001 to January 2003, Mr. Perkins served as an independent consultant for our billing department focusing on the development and deployment of our enterprise management system. From March 2001 to November 2001, Mr. Perkins served as Director of Business Development for Clarus Corporation, a leading provider of Web-based B2B solutions. From November 1991 to March 2001, Mr. Perkins served in management with Perot Systems concentrating in the area of systems design and deployment, specializing in the manufacturing and telecommunications industries. Mr. Perkins’ career began with seven years of systems design and development in the retail industry in Detroit, Michigan.

Andrew M. Sivell has served as Vice President of Network Operations since June 2003. From May 1998 to June 2003, Mr. Sivell served as our Director of Network Operations. Mr. Sivell has extensive experience, having held technical management positions with Interstate Fibernet, Intercel, MCI, Telecom USA and Southern Net. Mr. Sivell has 23 years of experience in the communications industry.

Chad S. Wachter has served as Vice President since October 1999 and as General Counsel and Secretary since August 1998. From April 1997 to August 1998, Mr. Wachter served as Assistant General Counsel of Powertel, Inc., which was a provider of wireless communications services. From May 1990 until April 1997, Mr. Wachter was an associate and then a partner with Capell, Howard, Knabe & Cobbs, P.A. in Montgomery, Alabama.

Campbell B. Lanier, III has been one of our directors since November 1995 and has served as our Chairman of the Board since September 1998. Since July 2003, Mr. Lanier has served as Chairman and Chief Executive Officer of ITC Financial Services, LLC, a provider of stored value card services. Mr. Lanier served as Chairman of the Board and Chief Executive Officer of ITC Holding until May 2003 and served as a director of ITC Holding from the company’s inception in May 1989 until its sale to West Corporation on May 9, 2003. In addition, Mr. Lanier was also an officer and director of several former subsidiaries of ITC Holding. Mr. Lanier also is Vice-Chairman of the Board and a director of ITC^DeltaCom, Inc., which provides wholesale and retail telecommunications services, and a director of eCompanyStore. Mr. Lanier has served as a Managing Director of South Atlantic Private Equity Fund, IV, Limited Partnership since July 1997.

Richard S. Bodman has been one of our directors since June 1996. This stockholders agreement has terminated. Mr. Bodman has served since May 1996 as the Managing General Partner of VMS, Inc, managers of AT&T Ventures. From August 1990 to May 1996, Mr. Bodman served as Senior Vice President of Corporate Strategy and Development for AT&T. Mr. Bodman also is currently a director of Internet Security Systems, Inc.

Management

Alan A. Burgess has been one of our directors since January 1999. From 1967 until his retirement in 1997, Mr. Burgess was a partner with Accenture (formerly Andersen Consulting). Over his 30-year career he held a number of positions with Accenture, including Managing Partner of Regulated Industries from 1974 to 1989. In 1989, he assumed the role of Managing Partner of the Communications Industry Group. In addition, he served on Accenture’s Global Management council and was a member of the Partner Income Committee.

Donald W. Burton has been one of our directors since January 1996. Since December 1983, he has served as Managing General Partner of South Atlantic Venture Funds. Mr. Burton also has been the General Partner of the Burton partnerships since October 1979. Since January 1981, he has served as President and Chairman of South Atlantic Capital Corporation. Mr. Burton also served on the board of directors of ITC Holding and serves on the board of directors of ITC^DeltaCom, Inc. He is a Director of Cluster A of the Merrill Lynch Investment Managers and several private companies. Mr. Burton also serves as a member of the Investment Advisory Council of the Florida State Board of Administration.

Eugene I. Davis has been one of our directors since November 2002. Mr. Davis is Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C., a privately held consulting firm, and of RBX Industries, Inc., a manufacturer and distributor of rubber and plastic products. From May 1999 to June 2001, he served as Chief Executive Officer of SmarTalk Teleservices Corp., an independent provider of prepaid calling cards. Mr. Davis was Chief Operating Officer of Total-Tel Communications, Inc., a long-distance telecommunications provider from October 1998 to March 1999. Mr. Davis currently serves as a director of Metrocall Holdings, Inc., FLAG Telecom Holdings Limited, Metals USA, Inc., Elder-Beerman Stores, Inc. and Tipperary Corporation. Mr. Davis was elected to our board of directors pursuant to our stockholders agreement, which permitted certain holders of the Series D preferred stock to designate a nominee to serve as director for a three-year term.

O. Gene Gabbard has been one of our directors since September 2003. Mr. Gabbard has worked independently as an entrepreneur and consultant since February 1993. From August 1990 to January 1993, Mr. Gabbard served as Executive Vice President and Chief Financial Officer of MCI Communications Corporation. Mr. Gabbard also served from June 1998 to June 2002 on the board of ClearSource, Inc. (now Grande Communications Inc.), a provider of broadband communications services. Mr. Gabbard has served as a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership since March 1997. Mr. Gabbard previously served on the board of directors of ITC Holding and two of its affiliated publicly traded companies, ITC^DeltaCom, from July 1997 to February 2002, and Powertel, Inc., from 1993 to May 2001.

William Laverack, Jr. has been one of our directors since August 2000. Mr. Laverack is a Managing Partner of Whitney & Co., LLC, which he joined in 1993. Mr. Laverack is also a director of several privately held companies. Mr. Laverack was elected to our board pursuant to our stockholders agreement that provides, among other things, that so long as Whitney and its affiliates own at least 5% of our outstanding common stock on a fully diluted basis, we and other parties to our stockholders agreement will take all action within our power to cause a person designated by Whitney to be elected to our board of directors.

Bret Pearlman has been one of our directors since March 2000. Mr. Pearlman became a Senior Managing Director of The Blackstone Group L.P. in January 2000. Mr. Pearlman has been involved in The Blackstone Group’s principal investing activities since 1989. Mr. Pearlman also serves as a director of American Axle & Manufacturing Holdings, Inc. Mr. Pearlman was elected to our board pursuant to our stockholders agreement that provides, among other things, that so long as Blackstone CCC Capital

Management

Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. and their respective affiliates own at least 5% of our outstanding common stock on a fully diluted basis, we and the other parties to our stockholders agreement will take all action within our power to cause a person designated by Blackstone to be elected to our board of directors.

William H. Scott, III has been one of our directors since November 1995. Since July 2003, Mr. Scott has served as President and director of ITC Financial Services, LLC, a provider of stored value card services. He served as President of ITC Holding from December 1991 and was a director of that company until its sale in May 2003. In addition, Mr. Scott is a director of several privately held companies.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board currently has three committees, the audit committee, the compensation and stock option committee, and the nominating committee.

The audit committee, among other things:

➢	appoints the firm to serve as independent accountants to audit our financial statements;

➢	discusses the scope and results of the audit with the independent accountants, and reviews with management and the independent accountants our interim and year-end operating results;

➢	considers the adequacy of our internal accounting controls and audit procedures; and

➢	approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent accountants.

The members of the audit committee are Messrs. Burgess, Davis and Gabbard.

The compensation and stock option committee reviews and recommends the compensation arrangements for management and administers our stock option plans. The members of the compensation and stock option committee are Messrs. Burton, Pearlman and Scott.

Our nominating committee is responsible for, among other things, reviewing our board structure, composition, and practices, and making recommendations on these matters to the board, as well as reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board. The members of our nominating committee are Messrs. Bodman and Davis.

COMPENSATION OF DIRECTORS

Our directors historically have not received directors’ fees. Mr. Davis, who was appointed to the board of directors pursuant to our stockholders agreement, as amended, receives an annual retainer fee in addition to a fee for attending board and committee meetings in an amount to be determined by the board of directors. Directors are reimbursed for their reasonable out-of-pocket travel expenditures.

Our directors also have received grants of stock options pursuant to our 2002 Long-term Incentive Plan. In the future, directors will be eligible to receive grants pursuant to this plan upon their election to our board of directors. The number of options, if any, to be granted to directors is within the discretion of the board of directors or the compensation and stock option committee.

Management

EXECUTIVE COMPENSATION

The following table provides compensation information for our chief executive officer and the four most highly compensated other executive officers whose total annual salary and bonus exceed $100,000. We will use the term “named executive officers” to refer to these people later in this prospectus.

Summary compensation table

	Annual Compensation			Long Term Compensation
Name and Title	Year	Salary	Bonus	Securities Underlying Options(1)	All Other Compensation(2)

Rodger L. Johnson	2002	$251,435	$131,360	271,708	$15,587
President and Chief	2001	236,764	101,026	39,758	13,419
Executive Officer	2000	205,638	144,779	3,237	12,693

Anthony J. Palermo	2002	205,178	72,321	56,748	9,524
Vice President of	2001	186,449	53,907	7,996	9,561
Operations and Marketing	2000	154,675	86,634	632	9,772

Thomas P. Barrett	2002	178,635	63,224	55,759	14,803
Vice President of	2001	168,692	49,304	7,932	14,858
Human Resources	2000	153,117	65,216	353	11,908

Bret T. McCants	2002	171,847	60,821	38,377	10,279
Vice President of Network	2001	155,688	44,866	5,445	10,002
Services	2000	124,986	54,282	884	9,759

Robert K. Mills	2002	145,115	51,360	54,477	5,935
Chief Financial Officer,	2001	139,087	40,846	7,714	5,694
Vice President of Finance and Administration, and Treasurer	2000	156,773	32,973	20,183	2,116

(1)	All options are exercisable for shares of our common stock. All options to purchase common stock issued prior to December 31, 2002 were canceled and replaced on December 31, 2002 with options issued under our 2002 Long-Term Incentive Plan. As of December 31, 2002, Johnson, Palermo, Barrett, McCants and Mills held options to purchase 263,629, 52,435, 53,973, 53,272 and 36,053 shares of our common stock, respectively.
(2)	For fiscal year 2002, includes premiums on term life insurance ($4,787, $1,552, $6,527, $977 and $435 for Johnson, Palermo, Barrett, McCants and Mills, respectively) and employer matching contributions to our 401(k) plan ($6,000, $3,172, $3,476, $4,502 and $5,500 for Johnson, Palermo, Barrett, McCants and Mills, respectively). For fiscal year 2001, includes premiums on term life insurance ($3,369, $1,755, $6,954, $950 and $443 for Johnson, Palermo, Barrett, McCants and Mills, respectively) and employer matching contributions to our 401(k) plan ($5,250, $3,006, $3,104, $4,252 and $5,250 for Johnson, Palermo, Barrett, McCants and Mills, respectively).

Management

Option grants in last fiscal year

The following table contains information about option awards made to the named executive officers during 2002.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal 2002	Exercise Price		Expiration Date
Name						5%	10%

Rodger L. Johnson	102,000	11.4%	$18.70		February 3, 2009	$2,566,749	$3,407,234
	98,000	10.9	18.70		August 4, 2009	2,527,488	3,435,946
	1,942	0.2	18.70		May 5, 2010	51,954	73,131
	1,295	0.1	18.70		August 2, 2010	35,061	49,932
	32,924	3.7	18.70		May 16, 2011	926,705	1,369,270
	6,833	0.8	18.70		May 18, 2011	192,333	284,185
	8,080	0.9	30.00	(3)	April 24, 2012	381,918	589,428
	8,080	0.9	18.70		April 24, 2012	238,062	367,410
	12,554	1.4	18.70		December 31, 2012	382,393	608,897

Robert K. Mills	20,000	2.2	18.70		August 4, 2009	515,814	701,213
	20,000	2.2	18.70		February 2, 2010	528,448	734,894
	183	0.0	18.70		May 5, 2010	4,882	6,872
	6,510	0.7	18.70		May 16, 2011	183,222	270,723
	1,204	0.1	18.70		May 18, 2011	33,891	50,076
	2,042	0.2	30.00	(3)	April 24, 2012	96,505	148,940
	2,042	0.2	18.70		April 24, 2012	60,155	92,839
	2,497	0.3	18.70		December 31, 2012	76,056	121,107

Anthony J. Palermo	40,000	4.5	18.70		August 4, 2009	1,031,628	1,402,427
	632	0.1	18.70		May 5, 2010	16,896	23,783
	6,582	0.7	18.70		May 16, 2011	185,271	273,751
	4,414	0.2	18.70		May 18, 2011	39,793	58,798
	2,775	0.3	30.00	(3)	April 24, 2012	131,166	202,433
	2,775	0.3	18.70		April 24, 2012	81,760	126,184
	2,570	0.3	18.70		December 31, 2012	78,289	124,662

Thomas P. Barrett	40,000	4.5	18.70		August 4, 2009	1,031,628	1,402,427
	316	0.0	18.70		May 5, 2010	8,448	11,892
	6,531	0.7	18.70		May 16, 2011	183,830	271,622
	1,401	0.2	18.70		May 18, 2011	39,430	58,261
	2,487	0.3	30.00	(3)	April 24, 2012	117,558	181,431
	2,487	0.3	18.70		April 24, 2012	73,278	113,092
	2,537	0.3	18.70		December 31, 2012	77,272	123,042

Bret T. McCants	1,482	0.2	18.70		February 3, 2009	39,169	54,470
	4,200	0.5	18.70		May 8, 2009	112,356	158,154
	8,000	0.9	18.70		August 4, 2009	206,326	280,485
	12,000	1.3	18.70		February 5, 2010	317,069	440,936
	884	0.1	18.70		May 5, 2010	23,654	33,295
	4,304	0.5	18.70		May 16, 2011	121,137	178,988
	1,141	0.1	18.70		May 18, 2011	32,126	47,469
	2,324	0.3	30.00	(3)	April 24, 2012	109,849	169,533
	2,324	0.3	18.70		April 24, 2012	68,472	105,676
	1,717	0.2	18.70		December 31, 2012	52,294	83,270

(1)	Options generally vest over four years unless such person’s employment is terminated, in which case options that have not vested at that time will terminate.
(2)	Values shown are the result of calculation at assumed 5% and 10% appreciation rates called for by the SEC and are not intended to forecast possible future appreciation in the market price of our common stock.
(3)	These options were canceled and replaced on December 31, 2002 with options issued under our 2002 Long-Term Incentive Plan.

Management

Option exercises and fiscal year-end values

The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 2002 and the year-end value of exercisable options as of December 31, 2002 for the named executive officers.

	Shares Acquired On Value		Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at December 31, 2002(1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Rodger L. Johnson	—	—	187,058	76,571	$—	$—
Robert K. Mills	—	—	32,020	20,415	—	—
Anthony J. Palermo	—	—	32,315	21,658	—	—
Thomas P. Barrett	—	—	32,141	21,131	—	—
Bret T. McCants	—	—	25,486	10,567	—	—

(1)	The value of the unexercised in-the-money options as of December 31, 2002 was calculated using a market price of $18.70 per share.

Equity compensation plan information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by stockholders	1,106,869(1)	$17.98	1,194,775
Equity compensation plans not approved by stockholders	—	—	—

Total	1,106,869(1)	$17.98	1,194,775

(1)	Includes options issued pursuant to our 2002 Long-Term Incentive Plan and our Spin-Off Option Plan.

Related party transactions

We were formerly a subsidiary of ITC Holding. We own 100% of Broadband, Interstate Telephone, Valley Telephone, Globe Telecommunications and ITC Globe, each of which ITC Holding owned separately before we owned it. ITC Holding determined that Broadband and these other companies had complementary growth prospects and that combining their businesses would enhance their ability to take advantage of opportunities in target markets. To accomplish this, ITC Holding formed us in September 1998 and, in November 1999, contributed these companies to us along with other related assets. In February 2000, ITC Holding distributed to its shareholders and option holders all of its shares of our stock, and options to purchase shares of our stock, which we refer to as our spin-off from ITC Holding. On May 9, 2003, West Corporation acquired ITC Holding.

We have adopted a policy requiring that any material transactions between us and others affiliated with our officers, directors or principal stockholders be on terms no less favorable to us than reasonably could have been obtained in arm’s-length transactions with independent third parties.

TRANSACTIONS WITH ITC COMPANIES

Certain of our directors and officers hold or held the following positions with companies that were previously affiliated with us:

➢	Campbell B. Lanier, III, the chairman of our board of directors, previously served as chairman of the board and chief executive officer of ITC Holding and all of its subsidiaries, and was also a director of companies that were formerly subsidiaries of ITC Holding, such as ITC^DeltaCom, for which he currently serves as a director.

➢	William H. Scott, III, one of our directors, previously served as president, chief operating officer and a director of ITC Holding and all of its subsidiaries, including InterCall, and was also a director of companies that were formerly subsidiaries of ITC Holding, such as ITC^DeltaCom.

➢	Donald W. Burton, one of our directors, previously served as a director of ITC Holding and currently serves as a director of ITC^DeltaCom.

➢	O. Gene Gabbard, one of our directors, previously served as a director of ITC Holding and ITC^DeltaCom.

We were affiliated with all of these companies by reason of our common stockholder bases and common directorships, and we have or formerly had business relationships with some of them, as described in detail below.

At the time of our spin-off from ITC Holding, Mr. Lanier beneficially owned approximately 23% of the common stock of ITC Holding, and Messrs. Scott and Burton beneficially owned approximately 1% and 8%, respectively, of the common stock of ITC Holding. Most of our other officers, directors and stockholders at the time of the spin-off also owned stock in ITC Holding and, as such, they all received the same amount of stock on a pro rata basis in the spin-off as the rest of the ITC Holding stockholders.

We provided services to InterCall, our parent company prior to the spin-off and a wholly owned subsidiary of ITC Holding, in 2000, 2001 and 2002, for which we received $1.1 million, $1.4 million and $2.0 million, respectively. We provide these services to InterCall pursuant to an agreement, which expires in July 2004.

We lease pole space from South Carolina Electric & Gas Co., an affiliate of SCANA, which is one of our largest stockholders and note holders and was a principal investor in us in the past, as discussed below. We lease this pole space pursuant to an annual pole attachment agreement. In 2000, 2001 and 2002, we paid $180,288, $188,380 and $116,511, respectively, under this agreement.

Related party transactions

Our insurance broker is J. Smith Lanier & Co. Campbell B. Lanier, III’s brother and uncle are the principal owners of this insurance brokerage company, both of whom, as stockholders in ITC Holding, received shares of our Series A preferred stock in the spin-off. J. Smith Lanier & Co. and Mr. J. Smith Lanier II also own shares of our Series C preferred stock. In 2000, 2001 and 2002, this company charged us $1.2 million, $1.2 million, and $141,456, respectively, for insurance services.

In 2000, 2001 and 2002, we paid $1.9 million, $3.5 million and $3.8 million, respectively, to ITC^DeltaCom for wholesale long-distance and related services and for leasing capacity on some of its fiber routes. In 2000, 2001 and 2002, we received from ITC^DeltaCom $729,780, $328,003 and $331,256, respectively, for local and long-distance telephone services.

In January 2000, InterCall loaned us $29.7 million under a line of credit. The proceeds of this loan were to be used for construction by Broadband of its network and for working capital. This loan accrued interest at a rate of 11 3/4% per year and had a maturity date of March 31, 2000. Under the terms of this loan, InterCall converted all of the principal and interest of the loan into options to purchase shares of our Series A preferred stock. InterCall paid $47.50 for each share subject to an option, which was the value placed on the shares underlying the options for purposes of the spin-off. The parties agreed as part of the conversion transaction that we would pay the option exercise prices to ITC Holding when they were received by us. A residual note evidences this agreement. In connection with its acquisition by West Corporation, ITC Holding transferred the residual note to Magnolia Holding Company, LLC, a limited liability company in which many of the former ITC Holding stockholders are members, including Messrs. Lanier, Scott and Burton. Under the residual note, no amount is due to Magnolia from us in the event of an option expiring or terminating.

We lease office space in West Point, Georgia to ITC Financial Services, LLC, a company owned by Messrs. Lanier and Scott, for $30,000 per year.

On November 6, 2002, in connection with our financial restructuring, ITC Telecom, a former subsidiary of ITC Holding, and SCANA each contributed $19.5 million to us in exchange for 6.5 million shares of our Series C preferred stock. Additionally, SCANA, as a holder of $118,071,000 aggregate principal amount at maturity of the Broadband discount notes, exchanged those notes for $42,794,000 aggregate principal amount of our notes and 21,701,279 shares of our Series E preferred stock. The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership, for each of which our director, Donald W. Burton, is general partner, as holders of $12,500,000 aggregate principal amount at maturity of the Broadband discount notes, exchanged those notes for $4,457,000 aggregate principal amount of our notes and 2,436,080 shares of our Series D preferred stock.

On December 1, 2003, we obtained a $6.7 million loan from Campbell B. Lanier, III pursuant to the terms of a promissory note to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of certain equipment, inventory or network assets related to the acquisition of the cable system in Cerritos, California from Verizon Media. Pursuant to the terms of the promissory note, Mr. Lanier has the option, upon the consummation of an initial public offering or private placement offering which generates proceeds in an amount equal to or greater than $50 million, to convert all or a portion of the amounts outstanding under the note, and accrued interest thereon, into shares of our common stock or non-voting common stock (or, in the case of a private placement offering of our preferred stock, into shares of our preferred stock). Amounts outstanding under the note are secured by a purchase money security interest limited to the assets so acquired with the proceeds of the note. Amounts outstanding under the note bear interest at a rate of 12% per annum.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our common stock and non-voting common stock as of September 30, 2003, as adjusted to reflect the sale of shares offered in this offering and held by the following persons:

➢	each person known by us to beneficially own more than 5% of our outstanding voting capital stock;

➢	each of our named executive officers;

➢	each of our directors; and

➢	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the named individuals is c/o Knology, Inc., 1241 O.G. Skinner Drive, West Point, Georgia 31833.

	Shares beneficially owned(1)	Percentage of shares beneficially owned(2)
Name of beneficial owner		Before offering	After offering

COMMON STOCK
SCANA Communications Holdings, Inc.(3)	2,581,774	17.7%	12.5%
J. H. Whitney IV, L.P.(4)	1,585,123	10.9	7.7
The Blackstone Group(5)	1,205,509	8.3	5.9
South Atlantic Private Equity Funds(6)	789,660	5.4	3.8
Rodger L. Johnson(7)	231,893	1.6	1.1
Robert K. Mills(8)	46,338	*	*
Anthony J. Palermo(9)	49,547	*	*
Thomas P. Barrett(10)	47,540	*	*
Bret T. McCants(11)	31,816	*	*
Campbell B. Lanier, III(12)	1,298,883	8.9	6.3
Richard S. Bodman(13)	473,408	3.2	2.3
Alan A. Burgess(14)	4,586	*	*
Donald W. Burton(6)(15)	1,233,487	8.4	6.0
Eugene I. Davis(16)	—	—	—
O. Gene Gabbard(17)	62,654	*	*
William H. Laverack, Jr.(4)	1,585,123	10.9	7.7
Bret Pearlman(5)	1,205,509	8.3	5.9
William H. Scott, III(18)	148,685	1.0	*
All executive officers and directors as a group (19 persons)	6,480,540	42.9	31.5

NON-VOTING COMMON STOCK
SCANA Communications Holdings, Inc.(3)	2,170,127	100.0%	100%

*	Less than 1%
(1)	A person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days from September 30, 2003. More than one person may be deemed to be a beneficial owner of the same securities. All persons shown in the table above have sole voting and investment power, except as otherwise indicated.
(2)

For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within

Principal stockholders

60 days from September 30, 2003 were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.

(3)	The address of SCANA Communications Holdings, Inc. is 200 West Ninth Street Plaza, Suite 600 Wilmington, Delaware 19801. Includes 16,509 shares issuable under warrants.
(4)	The address of J. H. Whitney IV, L.P. is 177 Broad Street, Stamford, Connecticut 06901. The general partner of J. H. Whitney IV, L.P. is J. H. Whitney Equity Partners IV, LLC, of which William Laverack, Jr. is a managing member.
(5)	The address of Blackstone Management Associates III L.L.C. is 345 Park Avenue, 31st Floor, New York, New York 10154. Includes 959,943 shares held by Blackstone CCC Capital Partners L.P., 173,235 shares held by Blackstone CCC Offshore Capital Partners L.P. and 72,330 shares held by Blackstone Family Investment Partnership III L.P., for each of which Blackstone Management Associates III L.L.C. is the general partner and of which Bret Pearlman is a member.
(6)	The address of each of the South Atlantic private equity funds is 614 West Bay Street, Tampa, Florida 33606. Includes 21,434 shares held by South Atlantic Venture Fund II, of which Mr. Burton is a general partner; 254,524 shares held by South Atlantic Venture Fund III, Limited Partnership, of which South Atlantic Venture Partners III, Limited Partnership is the sole general partner, of which Mr. Burton is the managing partner; 212,445 shares held by South Atlantic Private Equity Fund IV, Limited Partnership, of which Mr. Burton is a general partner; and 301,257 shares held by South Atlantic Private Equity Fund IV (QP), Limited Partnership, of which Mr. Burton is a general partner. Each of the respective South Atlantic funds has sole voting and investment power with respect to the shares beneficially owned by such fund.
(7)	Includes 230,407 shares issuable under options.
(8)	Includes 45,454 shares issuable under options.
(9)	Includes 48,061 shares issuable under options.
(10)	Includes 47,540 shares issuable under options.
(11)	Includes 31,250 shares issuable under options.
(12)	Includes 2,648 shares held by the Jane Lowery Zachry Hyatt Lanier Trust, of which Mr. Lanier is trustee; 14,148 shares held by The Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is trustee; 5,886 shares held by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; and 41 shares held by Mr. Lanier’s wife. Also includes 17,783 shares issuable under options.
(13)	The address of Mr. Bodman and each of the AT&T venture funds is 2 Wisconsin Circle, #610, Chevy Chase, Maryland 20815. Includes 331,638 shares held by AT&T Venture Fund II, L.P., of which Venture Management, L.L.C. is the general partner, of which Mr. Bodman is a manager; 20,787 shares held by Special Partners Fund, L.P., of which Venture Management III, L.L.C. is the general partner, of which Mr. Bodman is a manager; and 115,922 shares held by Special Partners Fund International, L.P., of which the investment general partner is Venture Management III, L.L.C., of which Mr. Bodman is a manager. Each of the respective AT&T venture funds has sole voting and investment power with respect to the shares beneficially owned by such fund. Also includes 4,586 shares issuable under options.
(14)	Includes 4,586 shares issuable under options.
(15)	The address of Mr. Burton and each of the Burton partnerships is 614 West Bay Street, Tampa, Florida 33606. Includes 321,548 shares held by The Burton Partnership (QP), Limited Partnership, of which Mr. Burton is the sole general partner; 107,156 shares held by The Burton Partnership, Limited Partnership of which Mr. Burton is the general partner. Also includes 5,117 shares held by four Burton Family trusts of which Mr. Burton is trustee and 10,007 shares issuable under options.
(16)	The address of Mr. Davis is 5 Canoe Drive, Livingston, New Jersey 07039.
(17)	Includes 27,339 shares issuable under options.
(18)	Includes 4,652 shares held by The Martha J. Scott, Trustee FBO Mary Martha Scott U/A 6/26/91 Trust, of which Mr. Scott’s wife is trustee; 9,056 shares held by The Melissa H. Lanier 1997 GST Trust, of which Mr. Scott is trustee; 19,547 shares held by The Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is trustee; 13,410 shares held by the William H. Scott III 2000 Annuity Trust, of which Mr. Scott is trustee; and 260 shares held by Martha Jernigan Scott. Also includes 14,237 shares issuable under options.

U.S. federal tax considerations for non-U.S. holders of common stock

OVERVIEW

The following is a general discussion of the material U.S. federal income and estate tax consequences associated with this offering and the ownership and disposition of the common stock offered and sold pursuant to this offering. Except where noted, this discussion addresses only those holders who hold the common stock as capital assets and does not address special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, governmental entities, insurance companies, persons liable for alternative minimum tax, persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

This discussion is also limited to beneficial owners of the common stock that are “non-U.S. holders” and that do not own, and are not deemed to own, more than 5% of the common stock. As used in this offering memorandum, the term “non-U.S. holder” means a beneficial owner of the common stock that is:

➢	A non-resident alien individual, other than former citizens and residents of the United States subject to tax as expatriates;

➢	A foreign corporation; or

➢	A foreign estate or trust.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this offering memorandum and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the common stock to holders of the common stock other than those holders who acquired their beneficial ownership in the common stock in this offering. If a partnership is a beneficial owner of the common stock, the tax treatment of a partner of such partnership will generally depend upon the status of such partner and the activities of such partnership.

Investors considering the purchase of our common stock are urged to consult their tax advisors concerning the particular tax consequences to them of owning and disposing of the common stock.

DIVIDENDS ON COMMON STOCK

As discussed under “Dividend policy,” we do not currently expect to pay dividends. In the event that we do pay dividends and subject to the discussion below under “—Income or gain effectively connected with a U.S. trade or business,” if any dividend is paid on our common stock, the gross amount of such dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate prescribed by an applicable income tax treaty with the United States. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed Internal Revenue Service form W-8BEN certifying its entitlement to benefits under a treaty. If a non-U.S. holder holds the common stock through a foreign partnership or a foreign intermediary, a reduced rate of withholding may be obtained if the foreign partnership or foreign intermediary provides a properly executed Internal Revenue Service Form W-8IMY, stating that such holder of the common

U.S. federal tax considerations for non-U.S. holders of common stock stock is holding the common stock on behalf of non-U.S. holders and attaching properly executed Internal Revenue Service Form W-8BENs of such non-U.S. holders (unless such intermediary is a qualified intermediary) to the Form W-8IMY. In all situations, the applicable form must be delivered pursuant to applicable procedures and must be promptly transmitted to the U.S. paying/withholding agent.

A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

A non-U.S. holder will generally not be subject to U.S. federal income tax (including U.S. withholding tax) on gain realized on the sale or other disposition of the common stock unless:

➢	Such gain is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such gain is attributable to a permanent establishment of the non-U.S. holder);

➢	Such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and other required conditions are met; or

➢	We are or have been a U.S. real property holding corporation at any time within a five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs.

A “U.S. real property holding corporation” is defined to include any U.S. corporation if, at any time during the applicable time set forth in the preceding sentence, the fair market value of the U.S. real property interests (USRPIs) it owns equals or exceeds 50% of the sum of the U.S. corporation’s (1) business assets, (2) USRPI and (3) foreign real property interests. Notwithstanding this fact, if any class of stock of a U.S. corporation is regularly traded on an established securities market, stock of such class shall not be treated as a U.S. real property holding corporation unless the non-U.S. holder beneficially owns, actually as well as through constructive attribution, more than 5% of such class of stock at any time within a five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter.

Unless an applicable treaty provides otherwise, a non-U.S. holder present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition may be subject to a flat 30% U.S. federal income tax on the gain realized on the disposition, which may be offset by U.S. source capital losses. Gain arising from effectively connected income as well as gain arising from the sale of a U.S. real property holding corporation are both subject to U.S. federal income tax in the manner discussed below under “—Income or gain effectively connected with a U.S. trade or business.”

INCOME OR GAIN EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

If a non-U.S. holder is engaged in a trade or business in the U.S. or is deemed to be engaged in a trade or business in the U.S. arising from the sale of a U.S. real property holding corporation and if dividends on the common stock or gain realized on the sale or other disposition of the common stock is effectively connected with the non-U.S. holder’s conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. taxpayer, although the non-U.S.

U.S. federal tax considerations for non-U.S. holders of common stock holder will be exempt from U.S. withholding tax if it delivers, pursuant to applicable procedures, a properly executed Internal Revenue Service Form W-8ECI to the U.S. paying/withholding agent. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

Common stock owned, or treated as owned, by a non-U.S. holder that is an individual at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or other applicable agreement to the tax authorities of a country in which the non-U.S. holder resides.

Backup withholding is currently imposed at the rate of 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. A non-U.S. holder generally will be subject to backup withholding tax with respect to dividends paid on common stock at a 28% rate unless the non-U.S. holder certifies its non-U.S. status.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless a non-U.S. holder provides the payor with its name and address, as well as any other certifications if required, or such non-U.S. holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock effected by or through a foreign office of a broker.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against such non-U.S. holder’s U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Description of capital stock

The following summary description of our capital stock is subject to the provisions of our amended and restated certificate of incorporation, as amended to effect our one-for-10 reverse stock split, and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law. This description gives effect to the conversion of all outstanding shares of Series A, B, C and D preferred stock into common stock and the conversion of all outstanding shares of Series E preferred stock into non-voting common stock, all of which will automatically occur upon the closing of this offering.

AUTHORIZED CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, 25,000,000 shares of non-voting common stock, $.01 par value, and 199,000,000 shares of preferred stock, $.01 par value.

COMMON STOCK

As of September 30, 2003, after giving effect to the conversion of all outstanding shares of Series A, B, C and D preferred stock, there would have been 14,604,990 shares of common stock outstanding that were held of record by approximately 866 stockholders.

Subject to the rights and preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock have the rights and preferences set forth below.

Voting rights.    Each holder of common stock is entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of common stock are entitled to one vote per share.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of common stock are entitled to participate with the holders of our non-voting common stock ratably on a per-share basis in all distributions to the holders of common stock and non-voting common stock.

Dividends.    Dividends and distributions may be paid on the common stock in cash, property or securities, and the holders of our common stock are entitled to participate with the holders of our non-voting common stock ratably on a per share basis in such dividends and distributions.

Redemption.    All outstanding shares of our common stock are subject to redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a license or franchise held by us or any of our subsidiaries and used to conduct our business.

NON-VOTING COMMON STOCK

As of September 30, 2003, after giving effect to the conversion of all outstanding shares of Series E preferred stock, there would have been 2,170,127 shares of non-voting common stock outstanding held of record by one stockholder.

Subject to the rights and preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of non-voting common stock have the rights and preferences set out below.

Description of capital stock

Voting rights.    Holders of non-voting common stock do not have any voting rights except as required by Delaware law.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of non-voting common stock are entitled to participate with the holders of our common stock ratably on a per-share basis in all distributions to the holders of non-voting common stock and common stock.

Dividends.    Dividends and distributions may be paid on the non-voting common stock in cash, property or securities, and the holders of non-voting common stock are entitled to participate with such holders of our common stock ratably on a per share basis in such dividends and distributions.

Redemption.    All outstanding shares of non-voting common stock are subject to redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a material license or franchise held by us or any of our subsidiaries and used to conduct our business.

Conversion into common stock.    Shares of the non-voting common stock will be automatically converted into an equal number of shares of common stock when such shares are transferred by SCANA or one of its affiliates to a person other than SCANA or one of its affiliates. We are required to take all action necessary to adjust the non-voting common stock when and to the same extent that adjustments to the common stock are made, including stock splits, stock dividends, stock combinations, recapitalizations, reclassifications and other adjustments.

PREFERRED STOCK

Of the 199,000,000 authorized shares of preferred stock, 56,000,000 shares are designated as Series A preferred stock, 21,180,131 shares are designated as Series B preferred stock, 60,000,000 shares are designated as Series C preferred stock, 34,000,000 shares are designated as Series D preferred stock and 25,000,000 shares are designated as Series E preferred stock. As of September 30, 2003, after giving effect to the conversion of all outstanding shares of Series A, B, C, D and E preferred stock, there would have been no shares of Series A, B, C, D or E preferred stock outstanding. Our board of directors does not intend to authorize the issuance of any shares of Series A, B, C, D or E preferred stock in the future.

Series A preferred stock

Voting rights.    The holders of shares of Series A preferred stock are entitled to attend all special and annual meetings of stockholders and, together with the holders of all other classes of stock entitled to attend and vote at stockholder meetings, to vote on any matter or thing properly considered and acted upon by the stockholders. Except as otherwise required by Delaware law, holders of Series A preferred stock vote together with the holders of its Series B, C and D preferred stock and common stock on an as-converted basis. In addition, the holders of Series A preferred stock, voting as a separate class, have the right to approve any amendment, modification or waiver of the terms of the Series A preferred stock.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of shares of Series A preferred stock are entitled to receive, out of our assets legally available for distribution to stockholders, a liquidation value equal to the greater of $4.75 or the amount such holder would have received had such holder’s shares of Series A preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid after any distribution with respect to the Series D and E preferred stock, and any distribution with respect to the Series B and C preferred stock, but prior to any distribution with respect to the common stock or the non-voting common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series A preferred stock liquidation distribution, then such assets or the

Description of capital stock

proceeds of such assets must be distributed among the holders of the Series A preferred stock ratably on a per share basis.

Dividends.    The holders of Series A preferred stock, simultaneously with the holders of Series B, C, D and E preferred stock, but prior to and in preference to the holders of common stock and non-voting common stock, are entitled to receive on an as-converted basis all dividends and distributions declared with respect to the holders of common stock and non-voting common stock. As we are not required to pay guaranteed dividends to our preferred stockholders, we do not have any restriction on any repurchase or redemption of shares of our preferred stock while there is any arrearage in the payment of dividends.

Conversion into common stock.    The Series A preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by multiplying the Series A preferred stock conversion rate then in effect by the number of shares of Series A preferred stock held. The conversion rate for the Series A preferred stock may be adjusted for stock splits, stock combinations, stock dividends or similar transactions affecting the Series A preferred stock. All outstanding shares of Series A preferred stock will automatically convert into shares of common stock at the conversion rate of 0.10371 upon the completion of this offering.

Series B preferred stock

The Series B preferred stock has substantially the same rights, restrictions, preferences and designations as the Series A preferred stock, other than the differences set forth below.

Voting rights.    The holders of shares of Series B preferred stock are entitled to attend all special and annual meetings of stockholders and, together with the holders of all other classes of stock entitled to attend and vote at stockholder meetings, to vote on any matter or thing properly considered and acted upon by the stockholders. Except as otherwise required by Delaware law, holders of Series B preferred stock will vote together with the holders of its Series A, C and D preferred stock and common stock on an as-converted basis. In addition, the holders of Series B preferred stock, voting as a separate class, will have the right to approve any amendment, modification or waiver of the terms of the Series B preferred stock.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of shares of Series B preferred stock are entitled to receive, out of assets legally available for distribution to stockholders, a liquidation value equal to the greater of $4.75 or the amount such holder would have received had such holder’s shares of Series B preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid after any distribution with respect to the Series D and E preferred stock has been made and on a pari passu basis with the Series C preferred stock, but prior to any distribution with respect to the Series A preferred stock, the common stock and the non-voting common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series B preferred stock liquidation distribution and the full Series C preferred stock liquidation distribution, then such assets or the proceeds of such assets must be distributed among the holders of the Series B and C preferred stock ratably on a per share basis.

Dividends.    The holders of Series B preferred stock, simultaneously with the holders of Series A preferred stock, Series C, D and E preferred stock, but prior to and in preference to the holders of common stock and non-voting common stock, are entitled to receive on an as-converted basis all

Description of capital stock

dividends and distributions declared with respect to the holders of common stock and non-voting common stock.

Conversion into common stock.    The Series B preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by multiplying the Series B preferred stock conversion rate then in effect by the number of shares of Series B preferred stock held. The conversion rate for the Series B preferred stock may be adjusted for stock splits, stock combinations, stock dividends or similar transactions affecting the Series B preferred stock. All outstanding shares of Series B preferred stock will automatically convert into shares of common stock at the conversion rate of 0.14865 upon the completion of this offering.

Board seats.    The holders of Series B preferred stock, voting together as a separate class, have the right to elect two directors to our board of directors.

Series C preferred stock

The Series C preferred stock has substantially the same rights, restrictions, preferences and designations as the Series A and B preferred stock, other than the differences set forth below.

Voting rights.    The holders of shares of Series C preferred stock are entitled to attend all special and annual meetings of stockholders and, together with the holders of all other classes of stock entitled to attend and vote at stockholder meetings, to vote on any matter or thing properly considered and acted upon by the stockholders. Except as otherwise required by Delaware law, holders of Series C preferred stock will vote together with the holders of its Series A, B and D preferred stock and common stock on an as-converted basis. In addition, the holders of Series C preferred stock, voting as a separate class, will have the right to approve any amendment, modification or waiver of the terms of the Series C preferred stock.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of shares of Series C preferred stock are entitled to receive, out of assets legally available for distribution to stockholders, a liquidation value equal to the greater of $3.00 or the amount such holder would have received had such holder’s shares of Series C preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid after any distribution with respect to the Series D and E preferred stock has been made and on a pari passu basis with the Series B preferred stock, but prior to any distribution with respect to the Series A preferred stock, the common stock and the non-voting common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series C preferred stock liquidation distribution and the full Series B preferred stock liquidation distribution, then such assets or the proceeds of such assets must be distributed among the holders of the Series C and B preferred stock ratably on a per share basis.

Dividends.    The holders of Series C preferred stock, simultaneously with the holders of Series A, B, D and E preferred stock, but prior to and in preference to the holders of common stock and non-voting common stock, are entitled to receive on an as-converted basis all dividends and distributions declared with respect to the holders of common stock and non-voting common stock.

Conversion into common stock.    The Series C preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by multiplying the Series C preferred stock conversion rate then in effect by the number of shares of Series C preferred stock held. The

Description of capital stock

conversion rate for the Series C preferred stock may be adjusted for stock splits, stock combinations, stock dividends or similar transactions affecting the Series C preferred stock. All outstanding shares of Series C preferred stock will automatically convert into shares of common stock at the conversion rate of 0.1 upon the completion of this offering.

Series D preferred stock

The Series D preferred stock has substantially the same rights, restrictions, preferences and designations as the Series A, B and C preferred stock, other than the differences set forth below.

Voting rights.    The holders of shares of Series D preferred stock are entitled to attend all special and annual meetings of stockholders and, together with the holders of all other classes of stock entitled to attend and vote at stockholder meetings, to vote on any matter or thing properly considered and acted upon by the stockholders. Except as otherwise required by Delaware law, holders of Series D preferred stock will vote together with the holders of its Series A, B and C preferred stock and common stock on an as-converted basis. In addition, the holders of Series D preferred stock, voting as a separate class, will have the right to approve any amendment, modification or waiver of the terms of the Series D preferred stock.

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of shares of Series D preferred stock are entitled to receive, out of assets legally available for distribution to stockholders, a liquidation value equal to the greater of $1.87 or the amount such holder would have received had their shares of Series D preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid on a pari passu basis with the Series E preferred stock and prior to any distribution with respect to the Series A, B, and C preferred stock, the common stock and the non-voting common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series D preferred stock liquidation distribution and the full Series E preferred stock liquidation distribution, then such assets or the proceeds of such assets must be distributed among the holders of the Series D preferred stock and the Series E preferred stock ratably on a per share basis.

Dividends.    The holders of Series D preferred stock, simultaneously with the holders of Series A, B, C and E preferred stock, but prior to and in preference to the holders of common stock and non-voting common stock, are entitled to receive on an as- converted basis all dividends and distributions declared with respect to the holders of common stock and non-voting common stock.

Conversion into common stock.    The Series D preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by multiplying the Series D preferred stock conversion rate then in effect by the number of shares of Series D preferred stock held. The conversion rate for the Series D preferred stock may be adjusted for stock splits, stock combinations, stock dividends or similar transactions affecting the Series D preferred stock. All outstanding shares of Series D preferred stock will automatically convert into shares of common stock at the conversion rate of 0.1 upon the completion of this offering.

Series E preferred stock

The Series E preferred stock has substantially the same rights, restrictions, preferences and designations as the Series A, B, C and D preferred stock, other than the differences set forth below.

Voting rights.    Holders of Series E preferred stock do not have any voting rights except as required by Delaware law.

Description of capital stock

Liquidation rights.    In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of shares of Series E preferred stock are entitled to receive, out of assets legally available for distribution to stockholders, a liquidation value equal to the greater of $1.87, or the amount such holder would have received had their shares of Series E preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid on a pari passu basis with the Series D preferred stock and prior to any distribution with respect to the Series A, B, and C preferred stock, the common stock and the non-voting common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series E preferred stock liquidation distribution and the full Series D preferred stock liquidation distribution, then such assets or the proceeds of such assets must be distributed among the holders of the Series E and D preferred stock ratably on a per share basis.

Dividends.    The holders of Series E preferred stock, simultaneously with the holders of Series A, B, C and D preferred stock, but prior to and in preference to the holders of common stock and non-voting common stock, are entitled to receive on an as-converted basis all dividends and distributions declared with respect to the holders of common stock and non-voting common stock.

Conversion into non-voting common stock.    The Series E preferred stock is convertible at any time at the option of the holder into the number of shares of non-voting common stock determined by multiplying the Series E conversion rate then in effect by the number of shares of Series E preferred stock held. The conversion rate for the Series E preferred stock may be adjusted for stock splits, stock combinations, stock dividends or similar transactions affecting the Series E preferred stock. All outstanding shares of Series E preferred stock will automatically convert into shares of non-voting common stock at the conversion rate of 0.1 upon the completion of this offering.

Conversion into Series D preferred stock.    Shares of the Series E preferred stock are automatically converted into an equal number of shares of Series D preferred stock when such shares are transferred by SCANA or one of its affiliates to a person other than SCANA or one of its affiliates.

Undesignated preferred stock

Our certificate of incorporation also authorizes our board of directors to issue, from time to time and without further stockholder action, except as required by applicable law, one or more series of preferred stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights, conversion privileges and other rights. The issuance of additional preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of us.

REGISTRATION RIGHTS

Under our stockholders agreement, holders of shares of common stock issued or issuable upon the conversion of Series A preferred stock (other than shares received in our spin-off from ITC Holding), Series B preferred stock, Series C preferred stock, Series D preferred stock or Series E preferred stock have the benefit of various registration rights. These stockholders holding at least 25.0% of the common stock, on a fully diluted as-converted basis, held by all such stockholders have the right, at any time after our common stock is listed on the Nasdaq National Market, the Nasdaq Small Cap Market or a national securities exchange, to require us to effect up to two registrations on Form S-1 with respect to at least 25.0% of our registrable stock held by such stockholders, and, after we are eligible to use Form S-3 and

Description of capital stock

our common stock is listed on the Nasdaq National Market, the Nasdaq Small Cap Market, or any national securities exchange, these stockholders holding at least 5% of the outstanding common stock, on a fully diluted as-converted basis, to require us to effect an unlimited number of registrations on Form S-3 with respect to at least 25.0% of the registrable securities held by such 5% stockholders making such request, in each case subject to our right to defer registration under certain circumstances. These stockholders also have unlimited rights to include shares in future registrations of stock by us for our own account or for the account of other selling stockholders. These rights to include shares in future registrations are subject to customary rights of us to exclude the shares to the extent the managing underwriter determines that it adversely affects the marketability of the offering to which the registration relates. We will pay all expenses in connection with these registrations other than underwriter discounts and commissions. A stockholder’s registration rights will terminate when (i) all registrable securities beneficially owned by that stockholder immediately may be sold under Rule 144(k) of the Securities Act and (ii) our common stock is listed on a national securities exchange or traded on the Nasdaq National Market. In addition to the foregoing, Whitney and Blackstone have an additional right to demand registration after the registrable securities held by such holders may be sold under Rule 144(k) and our common stock is listed on a national securities exchange or traded on the Nasdaq National Market. These holders have the one-time right to demand registration so long as the fair market value of the amount to be registered is at least $50 million and so long as such holders pay all expenses of such demand registration, including underwriting discounts and commissions. This additional one-time right expires following the third anniversary of the date of the completion of a qualified public offering, which is defined as a firm-commitment underwritten public offering under the Securities Act covering the offer and sale of common stock listed for quotation on the Nasdaq National Market, the Nasdaq Small Cap Market, or on a national securities exchange.

Under the warrant registration rights agreement, the holders of our outstanding warrants have the right to include shares issuable upon the exercise of their warrants in registrations of stock by us for cash, other than in our initial public offering of shares for cash if no other selling stockholders are allowed to include shares in such registration. This right to include shares in registrations is subject to our customary right to exclude shares to the extent the managing underwriter determines that it adversely affects the marketability of the offering to which the registration rights relate. Additionally, if shares are not included in registrations by us for cash, we will be required to file a shelf registration statement on their behalf and keep such registration statement effective for a period of time. We will pay all expenses in connection with these registrations other than the fees of counsel to the warrant holders and underwriter discounts and commissions.

BOARD RIGHTS

Under our stockholders agreement, Whitney and Blackstone each currently have the right to nominate one director who together serve as the representatives of the holders of Series B preferred stock on our board so long as they own 45% of their original purchase of Series B preferred stock. After the completion of this offering, so long as each maintains ownership of at least of 5.0% of our common stock on a fully diluted basis, we and the other parties to our stockholders agreement have agreed to take all action within our power to cause their respective designees to be elected to our board of directors.

CERTAIN CHARTER AND STATUTORY PROVISIONS

Certain provisions of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

Description of capital stock

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock.

There are three exceptions to these provisions. First, if our board of directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our board of directors approves the business combination and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

We may issue additional shares of preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

The provisions of our certificate of incorporation and our bylaws may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. For example, our board is divided into three classes which serve staggered three-year terms. Additionally, our stockholders must comply with the notice provisions in our bylaws and may not call special meetings. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and Morgan Keegan & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of shares

UBS Securities LLC
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Morgan Keegan & Company, Inc.

Total	6,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 900,000 shares at the public offering price less the underwriting discounts and commissions and estimated offering expenses to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares.

	No exercise	Full exercise

Per share	$	$
Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $2,300,000. Expenses include the Securities and Exchange Commission and NASD filing fees, Nasdaq National Market listing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our company and each of our directors, executive officers and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise

Underwriting

dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 180 days after the date of this prospectus, without the prior written consent of UBS Securities LLC. Although it has advised us that it has no intent or understanding to do so, UBS Securities LLC, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock-up period. UBS Securities LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Securities LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

At our request, certain of the underwriters have reserved for sale, at the public offering price, up to 600,000 shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. At the discretion of our management, other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	the history and the prospects for the industry in which we compete;

➢	the ability of our management;

➢	our prospects for future earnings, the present state of our development, and our current financial position;

➢	the general condition of the securities markets at the time of this offering; and

➢	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A

Underwriting

naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

A stabilizing bid is a bid for, or the purchase of, shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “KNOL,” subject to notice of issuance.

Legal matters

Alston & Bird LLP, Washington, D.C., our counsel, has passed upon the legality of the common stock being offered by this prospectus. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Knology, Inc. as of and for the year ended December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated herein by reference to the company’s Current Report on Form 8-K filed on December 2, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs concerning: (1) the company’s change in its method of accounting for stock-based compensation to conform with Statement of Financial Accounting Standards No. 123; (2) the company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142; and (3) the application of procedures relating to certain disclosures and reclassifications of consolidated financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations), and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Knology, Inc. for the years ended December 31, 2001 and 2000 were audited by Arthur Andersen LLP, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain the written consent of Arthur Andersen to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act of 1933, as amended. Because Arthur Andersen has not consented to the inclusion of their reports in this prospectus, investors will not be able to recover against Arthur Andersen under Section 11 of the Securities Act. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Knology Inc.) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

The combined financial statements of The Pinellas County, Florida and Cerritos, California Unincorporated Divisions of Verizon Media Ventures Inc. as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information about us

We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with SEC. The site is http://www.sec.gov.

Information incorporated by reference

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We have filed with the SEC and hereby incorporate by reference in this prospectus the following:

➢	Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2002 filed on November 24, 2003;

➢	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2003; and

➢	Current Report on Form 8-K filed on December 2, 2003.

You should note that Items 6, 7, 7A, 8 and 15 of our Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2002 filed on November 24, 2003 and Item 2 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 containing financial information have been superseded by our Current Report on Form 8-K filed on December 2, 2003.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above. Requests for these documents should be directed to Chad S. Wachter, Knology, Inc., 1241 O.G. Skinner Boulevard, West Point, Georgia 31833, telephone (706) 634-2663.

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Knology, Inc. and Subsidiaries

Knology, Inc. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT

Knology, Inc.

We have audited the accompanying consolidated balance sheet of Knology, Inc. (a Delaware corporation) and subsidiaries (“the Company”) as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for each of the two years in the period then ended, before these revisions to Note 2 and 10, were audited by another auditor who has ceased operations. This auditor expressed an unqualified opinion on those financial statements and included an explanatory paragraph that expressed substantial doubt about the Company’s ability to continue as a going concern in their report dated February 7, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. Also as discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation,” which was adopted by the Company as of December 31, 2002.

As discussed above, the consolidated financial statements of Knology, Inc., and subsidiaries as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

1.    As described in Note 2, these consolidated financial statements have been revised to include the transition disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to 2001 and 2000 included (a) agreeing previous reported net loss to the previously issued consolidated financial statements and the adjustments to reported net loss representing amortization expense recognized in those periods relating to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss.

Knology, Inc. and Subsidiaries

2.  As described in Notes 2 and 10, these consolidated financial statements have been revised to include the reclassification provisions required by Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction,” which was adopted by the Company as of December 31, 2002. Our audit procedures with respect to 2001 included (a) agreeing the reported amount to underlying accounting records obtained from management, and (b) testing the mathematical accuracy of reclassification of gain on early extinguishment of debt to operating expenses.

3.    As described in Notes 2 and 11, these consolidated financial statements have been revised to give effect to the reverse stock split on November 28, 2003 discussed in Note 11. We audited the adjustments described in Note 11 that were applied to revise the 2001 and 2000 financial statements for such reverse stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosures for 2001 and 2000 to the Company’s underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued financial statements, and (3) recalculating the reduction in shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analysis.

In our opinion, such disclosures and reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and reclassifications, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Atlanta, Georgia

February 14, 2003, except for Notes 2 and 11

as to which the date is December 1, 2003

Knology, Inc. and Subsidiaries

The following report of Arthur Andersen LLP (“Andersen”) is a copy of the report previously issued by Andersen on February 7, 2002. The report of Andersen is included in this registration statement pursuant to Rule 2-02(c) of regulation S-X. The Company has not been able to obtain a reissued report from Andersen. Andersen has not consented to the inclusion of its report in this registration statement. Because Andersen has not consented to the inclusion of its report in this registration statement, it may be difficult to seek remedies against Andersen, and the ability to seek relief against Andersen may be impaired

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Knology, Inc.:

We have audited the accompanying consolidated balance sheets of Knology, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knology, Inc. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and is in an unfavorable working capital and uncertain liquidity position that raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the company be unable to continue as a going concern.

/s/    ARTHUR ANDERSEN LLP

Atlanta, Georgia

February 7, 2002

Knology, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2001	2002

ASSETS
Current Assets:
Cash (including $5,745 of restricted cash as of December 31, 2002) (Note 3)	$38,074	$43,913
Accounts receivable, net of allowance for doubtful accounts of $811 and $2,194 as of December 31, 2001 and 2002, respectively	13,420	14,863
Accounts receivable—affiliates	594	72
Prepaid expenses	946	996

Total current assets	53,034	59,844
Property, Plant and Equipment:
System and installation equipment	467,977	504,628
Test and office equipment	40,717	45,881
Automobiles and trucks	9,855	9,596
Production equipment	669	666
Land	3,748	3,738
Buildings	16,998	17,271
Construction and premise inventory	24,846	16,422
Leasehold improvements	2,133	1,675

	566,943	599,877
Less accumulated depreciation and amortization	(166,092)	(242,695)

Property, plant, and equipment, net	400,851	357,182

Other Long-Term Assets:
Intangible assets, net	44,363	41,084
Deferred issuance costs, net	5,479	447
Investments	12,625	12,580
Other	188	154

Total assets	$516,540	$471,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of notes payable	$17,096	$3,406
Accounts payable	18,102	15,729
Accrued liabilities	10,583	8,441
Unearned revenue	6,636	8,268

Total current liabilities	52,417	35,844
Noncurrent Liabilities:
Notes payable	31,331	50,490
Unamortized investment tax credits	182	110
Senior discount notes, net of discount	339,486	198,455

Total noncurrent liabilities	370,999	249,055

Total liabilities	423,416	284,899

Commitments and Contingencies (Note 6)
Warrants (Note 4)	4,726	1,861

Stockholders’ Equity:
Series A preferred stock, $.01 par value per share; 56,000,000 shares authorized, 50,990,888 and 51,040,457, shares issued and outstanding at December 31, 2001 and 2002, respectively	510	510
Series B preferred stock, $.01 par value per share; 21,180,131 shares authorized, 21,180,131 and 21,180,131, shares issued and outstanding at December 31, 2001 and 2002, respectively	212	212
Series C preferred stock, $.01 par value per share; 60,000,000 shares authorized, 37,219,562 and 50,219,562, shares issued and outstanding at December 31, 2001 and 2002, respectively	372	502
Series D preferred stock, $.01 par value per share; 34,000,000 shares authorized, 0 and 10,684,751, shares issued and outstanding at December 31, 2001 and 2002, respectively (Note 8)	0	107
Series E preferred stock, $.01 par value per share; 25,000,000 shares authorized, 0 and 21,701,279, shares issued and outstanding at December 31, 2001 and 2002, respectively (Note 8)	0	217
Common stock, $.01 par value per share; 200,000,000 shares authorized, 50,219 and 50,319 shares issued and outstanding at December 31, 2001 and 2002, respectively	5	5
Additional paid-in capital	394,741	493,046
Accumulated deficit	(307,442)	(310,068)

Total stockholders’ equity	88,398	184,531

Total liabilities and stockholders’ equity	$516,540	$471,291

The accompanying notes are an integral part of these consolidated financial statements.

Knology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share data)

	Year ended December 31,
	2000	2001	2002

Operating revenues:
Video	$41,821	$48,834	$60,752
Voice	34,943	44,793	58,742
Data services and other	5,809	12,562	22,372

Total operating revenues	82,573	106,189	141,866

Operating expenses:
Cost of services (excluding depreciation and amortization)	31,010	32,469	41,007
Selling, general and administrative expenses	58,725	73,322	79,837
Depreciation and amortization	60,672	78,954	80,533
Reorganization professional fees	0	0	3,842
Gain on debt extinguishment (Note 4)	0	(31,875)	(109,804)
Asset impairment	0	0	9,946
Non-cash stock option compensation	0	0	3,266
Litigation fees (Note 6)	0	0	1,244

Total operating expenses	150,407	152,870	109,871

Operating (loss) income	(67,834)	(46,681)	31,995

Other income (expense):
Interest income	4,858	2,724	395
Interest expense (contractual interest of $41,619 for the 12 months ended December 31, 2002)	(39,715)	(42,793)	(36,266)
Affiliate interest expense, net	(2)	0	0
Gain on adjustment of warrants to market	0	0	2,865
Other expense, net	(1,373)	(834)	(321)

Total other expense	(36,232)	(40,903)	(33,327)

Loss before income taxes and cumulative effect of change in accounting principle	(104,066)	(87,584)	(1,332)
Income tax benefit (provision)	3,170	(2,789)	0

Loss before cumulative effect of change in accounting principle	(100,896)	(90,373)	(1,332)
Cumulative effect of change in accounting principle	0	0	(1,294)

Net loss	(100,896)	(90,373)	(2,626)
Non-cash distribution to preferred stockholders (Note 8)	0	(36,579)	0

Net loss attributable to common stockholders	$(100,896)	$(126,952)	$(2,626)

Basic and diluted net loss per share attributable to common stockholders	$(3,618.68)	$(2,628.84)	$(52.20)

Basic and diluted weighted average number of common shares outstanding	27,882	48,292	50,304

The accompanying notes are an integral part of these consolidated financial statements.

Knology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(dollars in thousands)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series E Preferred Stock		Common Stock		Additional paid-in Capital	Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 1999	48,035,531	$480	0	$0	0	$0	0	$0	0	$0	647	$0	$117,067	$(79,594)	$(31)	37,922
Comprehensive Loss:
Net loss attributable to common stockholders														(100,896)		(100,896)
Unrealized loss on marketable securities															31	31
Comprehensive Loss																(100,865)
Exercise of stock options	2,876,624	29									43,682	4	1,137			1,170
Private Placement /Reorganization (Note 8)			21,180,131	212									99,800			100,012
ITC Holding loan conversion													29,726			29,726

Balance, December 31, 2000	50,912,155	$509	21,180,131	$212	0	$0	0	$0	0	$0	44,329	$4	$247,730	$(180,490)	$(0)	67,965
Comprehensive Loss:
Net loss attributable to common stockholders														(90,373)		(90,373)
Comprehensive Loss																(90,373)
Non-Cash Distribution to Preferred Shareholders (Note 8)													36,579	(36,579)		0
Exercise of stock options	78,733	1									5,889	1	891			893
Private Placement					37,149,262	371							109,331			109,702
Stock issued for purchase of land					70,300	1							210			211

Balance, December 31, 2001	50,990,888	$510	21,180,131	$212	37,219,562	$372	0	$0	0	$0	50,218	$5	$394,741	$(307,442)	$(0)	$88,398
Comprehensive Loss:
Net loss attributable to common stockholders														(2,626)		(2,626)
Comprehensive Loss																(2,626)
Exercise of stock options	49,569	0									100	0	2			2
Private Placement					13,000,000	130							38,870			39,000
Non-cash stock option compensation													3,266			3,266
Reorganization, net of fees of $3,842 (Note 8)							10,684,751	107	21,701,279	217			56,167			56,491

Balance, December 31, 2002	51,040,457	$510	21,180,131	$212	50,219,562	$502	10,684,751	$107	21,701,279	$217	50,318	$5	$493,046	$(310,068)	$(0)	$184,531

The accompanying notes are an integral part of these consolidated financial statements.

Knology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(100,896)	$(90,373)	$(2,626)
Adjustments to reconcile net loss to net cash provided (used in) by operating activities:
Depreciation and amortization	60,672	78,954	80,533
Non-cash stock option compensation	0	0	3,266
Gain on debt extinguishment	0	(31,875)	(109,804)
Asset impairment	0	0	9,946
Litigation fees	0	0	1,244
Write off of investment	0	0	45
Amortization of bond discount	40,152	42,948	33,207
Loss (gain) on disposition of assets	344	427	(88)
Cumulative effect of change in accounting principle	0	0	1,294
Gain on adjustment of warrants to market	0	0	(2,865)
Amortization of deferred investment tax credit	(72)	(72)	(72)
Other deferred credits	0	(45)	0
Changes in operating assets and liabilities:
Accounts receivable	(1,659)	(2,699)	(1,369)
Accounts receivable—affiliate	14,918	2,710	465
Prepaid expenses and other	(411)	242	42
Accounts payable	15,303	(12,340)	(2,390)
Accrued liabilities	6,995	(3,446)	(2,142)
Unearned revenue	538	2,318	1,632

Total adjustments	136,780	77,122	12,944

Net cash provided by (used in) operating activities	35,884	(13,251)	10,318

Cash flows from investing activities:
Capital expenditures	(146,706)	(86,696)	(44,446)
Organizational and franchise cost expenditures	(1,402)	(1,367)	(1,448)
Proceeds from the sale of investments	6,069	0	0
Proceeds from sale of property	276	99	1,047
Investment in Grande	(8,223)	(1,108)	0
Other	0	(45)	0

Net cash used in investing activities	(149,986)	(89,117)	(44,847)

Cash flows from financing activities:
Principal payments on debt and short-term borrowings	(3,549)	(11)	(2)
Expenditures related to issuance of debt	(109)	(442)	0
Proceeds from private placement, net of offering expenses	100,011	109,702	39,000
Proceeds from affiliate loan	29,726	0	0
Proceeds from long-term debt facility	0	32,482	5,470
Stock options exercised	1,170	946	2
Expenditures related to reorganization	0	0	(4,102)
Repurchase of senior discount notes	0	(22,810)	0
Advances to affiliates	(338)	(53)	0

Net cash provided by financing activities	126,911	119,814	40,368

Net increase in cash and cash equivalents	12,809	17,446	5,839
Cash and cash equivalents at beginning of year	7,819	20,628	38,074

Cash and cash equivalents at end of year	$20,628	$38,074	$43,913

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,903	$2,758	$1,550

Cash received during period for income taxes	$16,656	$712	$296

Stock issued for purchase of land	$0	$211	$0

The accompanying notes are an integral part of these consolidated financial statements.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001, and 2002

(dollars in thousands, except per share data)

1.    Organization, Nature of Business, and Basis of Presentation

Organization

Knology, Inc. (“Knology” or the “Company”) was a wholly owned subsidiary of ITC Holding Company, Inc. (“ITC Holding”) through February 2000 and was incorporated under the laws of the State of Delaware in September 1998. The purpose of incorporating the Company was to enable ITC Holding to complete a reorganization of certain of its wholly owned and majority-owned subsidiaries on November 23, 1999 (the “Reorganization”).

Prepackaged Plan of Reorganization Under Chapter 11

Knology Broadband, Inc., or Broadband, a wholly owned subsidiary of Valley Telephone Co., Inc., which is a wholly owned subsidiary of Knology, on September 18, 2002 filed a bankruptcy petition under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Northern District of Georgia. On that same date, Knology and Broadband filed a prepackaged plan of reorganization of Broadband under Chapter 11.

Broadband received approval from the Bankruptcy Court to pay all trade claims and employee wages in the ordinary course of business, including prepetition claims.

Contractual interest on debt obligations for the 12 months ended December 31, 2002 is $41,619, which is $6,857 in excess of reported interest expense, as reported interest expense excludes contractual interest during the bankruptcy proceeding which will not be paid.

On October 22, 2002, the Bankruptcy Court confirmed the prepackaged plan of reorganization of Broadband without modification.

On November 6, 2002, the following transactions became effective pursuant to the prepackaged plan:

➢	Knology received $39,000 gross cash proceeds from the issuance of 13,000,000 shares of Series C preferred stock in a private placement to existing investors SCANA Holding and ITC Telecom Ventures. The proceeds will be used to pay transaction expenses of approximately $1,700 and for general corporate purposes.

➢	$379,900 aggregate principal amount at maturity of Broadband discount notes were exchanged for $193,500 of new Knology notes and 10,618,352 shares of new Knology Series D preferred stock and 21,701,279 shares of new Knology Series E preferred stock.

➢	The $15,500 4-year senior secured credit facility by and among Wachovia, as lender, Broadband, as guarantor, and the subsidiaries of Broadband as borrowers, was amended and restated.

➢	The $40,000 10-year senior secured credit facility by and among CoBank as lender and Valley Telephone, Globe Telecommunications, Inc., Interstate Telephone, as borrowers, was amended.

➢	$64,200 aggregate principal amount at maturity of Broadband discount notes held by Valley Telephone, were canceled in exchange for a limited guaranty by Broadband of the CoBank credit facility.

➢	$15,300 owed to Knology by Broadband under two intercompany loan facilities was canceled in exchange for a limited guaranty by Broadband of the CoBank credit facility.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

➢	The Knology Stockholders Agreement was amended to provide the holders of Broadband discount notes who received new Knology preferred stock in the restructuring with registration rights and co-sale rights, as well to provide holders of the Series D preferred stock the right to nominate a director to be elected to Knology’s board of directors.

Nature of business

Knology, Broadband and their respective subsidiaries own and operate an advanced interactive broadband network and provide residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, high-speed Internet access, and broadband carrier services to various markets in the southeastern United States.

Our telephone operations group, consisting of Interstate Telephone Company, Globe Telecommunications, Inc., ITC Globe, Inc., and Valley Telephone Co., Inc. (our “Telephone Operations Group”) is wholly owned and provides a full line of local telephone and related services and broadband services. Certain of the Telephone Operations Group subsidiaries are subject to regulation by state public service commissions of applicable states for intrastate telecommunications services. For applicable interstate matters related to telephone service, certain Telephone Operations Group subsidiaries are subject to regulation by the Federal Communications Commission.

Basis of presentation

The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company does not exercise significant control are accounted for using the cost method of accounting. All significant intercompany balances have been eliminated.

2.    Summary of Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant, and equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, commencing when the asset is installed or placed in service. Maintenance, repairs, and renewals are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income. Depreciation and amortization (excluding telephone plant) are provided over the estimated useful lives as follows:

Years

Buildings	25
System and installation equipment	7-10
Production equipment	9
Test and office equipment	3-7
Automobiles and trucks	5
Leasehold improvements	5-20

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Depreciation of telephone plant is provided on a straight-line method, using class or overall group rates acceptable to regulatory authorities. Such rates range from 2% to 24%. Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $41,976, $63,333 and $78,623, respectively.

Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to system and installation equipment when installed.

Interest is capitalized in connection with the construction of the Company’s broadband network. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Approximately $2,329 and $2,430 of interest cost was capitalized in 2000 and 2001, respectively.

Intangible assets

Intangible assets include the excess of the purchase price of acquisitions over the fair value of net assets acquired as well as various other acquired intangibles. Intangible assets and the related useful lives and accumulated amortization at December 31, 2001 and 2002 are as follows:

	2001	2002	Amortization Period (Years)

Goodwill	56,291	54,870	10-40
Customer base	34,757	328	3
Noncompete agreement	1,500	0	3
Other	2,846	798	1-15

	95,394	55,996
Less accumulated amortization	51,031	14,912

Intangibles, net	$44,363	$41,084

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, in June 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no business combinations initiated after June 30, 2001. SFAS No. 142 provides that goodwill is no longer subject to amortization over its estimated useful life. It requires that goodwill be assessed for impairment on at least an annual basis by applying a fair value-based test.

The Company adopted SFAS No. 142 on January 1, 2002. The Company has performed a goodwill impairment test in accordance with SFAS No. 142 as of January 1, 2003 and will perform this test annually on January 1. The Company uses a two step process to test for impairment to the carrying value of goodwill in accordance with SFAS No. 142. The first step of the process compares the fair value of each reporting unit with the carrying value of the reporting unit, including any goodwill. Each geographic operating unit is deemed to be a reporting unit for testing purposes. The Company utilizes a discounted cash flow valuation methodology to determine the fair value of each reporting unit. If the fair value of each reporting unit exceeds the carrying amount of the reporting unit, goodwill is deemed not to be impaired in which case the second step in the process is unnecessary. If the carrying amount exceeds fair value, the Company performs the second step to measure the amount of impairment loss. Any impairment loss is measured by comparing the implied fair value of goodwill, calculated per SFAS No. 142, with the carrying amount of goodwill at the reporting unit, with the excess of the carrying amount over the fair value recognized as an impairment loss.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company accounts for the impairment of amortizable intangible assets in accordance with SFAS No. 144 as described under Long-lived assets. Based on the results of the goodwill impairment test, the Company recorded an impairment loss of $1,294 in the first quarter of 2002 as a cumulative effect of change in accounting principle.

During 2001, the Company recorded approximately $4,794 in amortization of goodwill. Excluding the impaired assets noted above amortization expense would have been $4,760. Effective January 1, 2002, the Company no longer recorded amortization of goodwill. A goodwill impairment test will be performed at least annually on January 1. During 2002, the Company recorded approximately $791 in amortization expense.

The following is a pro forma presentation of reported net loss, adjusted for the exclusion of goodwill amortization net of related income tax effect:

	Pro Forma Results for the Year ended December 31,
	2000	2001	2002

Reported net loss	$(100,896)	$(90,373)	$(2,626)
Goodwill amortization (net of tax)	4,812	4,794	0

Adjusted net loss	$(96,084)	$(85,579)	$(2,626)

Basic and diluted net loss per share attributed to common shareholders	$(3,446.09)	$(1,772.11)	$(52.20)
Basic and diluted weighted average number of common shares outstanding	27,882	48,292	50,304

The net amount of goodwill at December 31, 2002 and December 31, 2001 was $40,834 and $42,128, respectively. There were no intangible assets reclassified to goodwill upon adoption of SFAS No. 142.

Amortization expense related to goodwill and intangible assets was $791 and $14,492 for the years ended December 31, 2002 and 2001, respectively.

Scheduled amortization of intangible assets for the next five years is as follows:

2003	$354
2004	1
2005	0
2006	0
2007	0
Thereafter	0

$355

Deferred issuance costs

Deferred issuance costs include costs associated with the issuance of debt and the consummation of credit facilities (Note 4). Deferred issuance costs and the related useful lives and accumulated amortization at December 31, 2001 and 2002 are as follows:

	2001	2002	Amortization Period (Years)

Deferred issuance costs	$9,173	$1,858	4-10
Accumulated amortization	(3,694)	(1,411)

Deferred issuance costs, net	$5,479	$447

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In connection with restructuring, $3,841, net of related amortization, of deferred issuance cost was written off as a result of the exchange of the Broadband Senior Discount Notes.

Long-lived assets

On January 1, 2002, we adopted FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. The effects of adopting SFAS No. 144 were not material to our results of operations.

In connection with the restructuring of our capitalization pursuant to the prepackaged plan of reorganization, we issued new 12% senior notes due 2009, which include covenants limiting our ability to fund expansion into new markets, including Nashville and Louisville. Due to the restrictive nature of the new covenants as they relate to the use of operating cash flows or new borrowings for expansion, we have evaluated our assets for impairment. The asset impairment charge was measured in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”

Based on our evaluation of the impact the new covenants will have on our business plan, the Company recognized an asset impairment of approximately $9,946 during the year ended December 31, 2002. The total asset impairment is comprised of the following:

Abandoned construction in progress	$6,094
Franchise costs	1,398
Construction inventory	2,454

Total asset impairment	$9,946

Cost of services

Cost of services related to video consists primarily of monthly fees to the National Cable Television Cooperative and other programming providers and is generally based on the average number of subscribers to each program. Cost of services related to voice and data services and other consists primarily of transport cost and network access fees specifically associated with each of these revenue streams.

Stock based compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is to be applied for financial statements for fiscal years ending after December 15, 2002. In December 2002, the Company elected to adopt the recognition provisions of SFAS No. 123 which is considered the preferable accounting method for stock-based employee compensation. The Company also elected to report the change in accounting principle using the prospective method in accordance with SFAS No. 148. Under the prospective method, the recognition of compensation costs is applied to all employee awards granted, modified or settled after the beginning of the fiscal year in which the recognition provisions are first applied. As a result, the Company recorded $3,266 of non-cash stock option compensation expense for

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the year ended December 31, 2002. We will continue to provide pro forma net income and earnings per share information related to prior awards.

The following table illustrates the effect on net loss if Knology had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,
	2000	2001	2002

Net loss, as reported	$(100,896)	$(126,952)	$(2,626)
Add: Stock-based compensation, as reported	—	—	3,266
Deduct: Total stock-based compensation determined under fair value based method for all awards, net of tax	(2,102)	(2,847)	(3,299)

Pro forma net loss	$(102,988)	$(129,799)	$(2,659)

Basic and diluted net loss per share attributed to common shareholders	$(3,693.70)	$(2,687.79)	$(52.86)
Basic and diluted weighted average number of common shares outstanding	27,882	48,292	50,304

Investments

Investments and equity ownership in associated companies consisted of the following at December 31, 2001 and 2002:

	2001	2002

Nonmarketable investments, at cost:
ClearSource common and preferred stock, 2,238,388 and 0 shares in 2001 and 2002, respectively	$12,575	$0
Grande Communications common stock, 500,000 and 10,123,829 shares in 2001 and 2002, respectively	5	12,580
Hybrid Networks, Inc. common stock, 90,000 and 0 shares in 2001 and 2002, respectively	45	0

Total investments	$12,625	$12,580

At December 31, 2002, the Company, through its wholly owned subsidiaries, owned approximately 2.43% of Grande. The Company’s investment in Grande is accounted for under the cost method of accounting. During 2002, Grande acquired Clearsource, Inc. Grande builds and operates broadband networks offering bundled communication services to several markets in Texas.

Accrued liabilities

Accrued liabilities at December 31, 2001 and 2002 consists of the following:

	2001	2002

Accrued trade expenses	$8,012	$5,564
Accrued property taxes	857	1,470
Accrued compensation	1,124	973
Accrued interest	590	434

Total	$10,583	$8,441

Revenue recognition

The Company generates recurring revenues for broadband offerings of video, voice and data and other services. The revenues generated from these services primarily consists of a fixed monthly fee for access

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

to cable programming, local phone services and enhanced services and access to the internet. Additional fees are charged for services including pay-per-view movies, events such as boxing matches and concerts, long distance service and cable modem rental. Revenues are recognized as services are provided and advance billings or cash payments received in advance of services performed are recorded as deferred revenue.

Advertising costs

The Company expenses all advertising costs as incurred. Approximately $1,980, $3,308 and $3,552 of advertising expense are recorded in the Company’s consolidated statements of operations for the years ended December 31, 2000, 2001, and 2002, respectively.

Installation fees

The Company recognizes installation revenue when the customer is initially billed for the connection of services as the direct selling costs exceed installation revenue on a per customer basis. The direct selling costs are expensed in the period incurred.

Sources of supplies

The Company purchases customer premise equipment and plant materials from outside vendors. Although numerous suppliers market and sell customer premise equipment and plant materials, the Company currently purchases each customer premise component from a single vendor and has several suppliers for plant materials. If the suppliers are unable to meet the Company’s needs as it continues to build out its network infrastructure, then delays and increased costs in the expansion of the Company’s network could result, which would adversely affect operating results.

Credit risk

The Company’s accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company’s risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The potential for material credit loss is mitigated by the large number of customers with relatively small receivable balances. The carrying amount of the Company’s receivables approximates their fair values.

Income taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting for Income Taxes.” Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax benefit represents the change in the deferred tax asset and liability balances (Note 7).

Prior to the short tax year ended December 31, 2000, the Company was included in the consolidated tax return of ITC Holding. Under a tax sharing arrangement, the Company recorded an income tax provision of $2,789 and a receivable in the amount of $684 at December 31, 2001, for the utilization of net operating losses included in the consolidated tax return of ITC Holding.

The Company has been a separate taxable entity since ITC Holdings completed a reorganization of some of its subsidiaries in February 2000. The Company files a consolidated federal income tax return resulting in a consolidated loss. The Company has significant net operating loss carryforwards, a portion of which are subject to limitation. The Company recorded an income tax provision of $0 at December 31, 2002. For income tax purposes, the Company believes that the prepackaged plan of reorganization did not result in any taxable income or loss from the extinguishment of debt. The remaining amount of the accrued interest on the Broadband notes will be deductible upon the future retirement of the new notes and stock exchanged in the prepackaged plan of reorganization. With respect to the prepackaged

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

plan of reorganization and the issues discussed above, there is a risk that the Internal Revenue Service may take a different position.

Comprehensive loss

The Company follows SFAS No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. The Company has chosen to disclose comprehensive loss, which consists of net loss and unrealized gains (losses) on marketable securities, in the consolidated statements of stockholders’ equity and comprehensive loss.

Net loss per share

The Company follows SFAS No. 128, “Earnings Per Share.” That statement requires the disclosure of basic net loss per share and diluted net loss per share. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive securities. The effect of the Company’s convertible preferred stock, warrants and stock options (using the treasury stock method) was not included in the computation of diluted EPS as their effect was antidilutive.

New accounting pronouncements

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. We do not expect SFAS No. 143 to have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction,” which provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We will adopt SFAS No. 145 on January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. Effective December 31, 2002, we adopted SFAS No. 145 and reclassed the extraordinary gain on extinguishment of debt for the year ended December 31, 2001, of $31,875 to operating expenses.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect SFAS No. 146 to have a material impact on our financial position and results of operations.

In November 2002, FASB Interpretation No, (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others,” was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provision of FIN 45 are effective for guarantees issued after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002, and had no impact on the Company’s financial position or results of operations.

3.    Cash

As of December 31, 2002, the Company has $5,745 of cash that is restricted in use. Of this amount, $4,755 is held at the telephone operations group and is restricted for use by these entities. Also, the

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Company has pledged $990 of cash as collateral for amounts potentially payable under certain surety bond agreements.

4.    Long-Term Debt

Long-term debt at December 31, 2001 and 2002 consists of the following:

	2001	2002

Senior Unsecured Notes including accrued interest, with a face value of $194,659 bearing interest in-kind at 13% beginning November 6, 2002, interest payable semiannually at 12% beginning November 30, 2004, with principle and unpaid interest due November 30, 2009	$0	$198,455
Senior Discount Notes including accrued interest, with a face value of $379,894, bearing interest at 11.875% beginning October 15, 2002, interest payable semiannually beginning April 15, 2003 with principal and any unpaid interest due October 15, 2007.	339,486	0
Senior secured Wachovia credit facility, at a rate of LIBOR plus 2.5%, interest payable quarterly with principal and any unpaid interest due June 15, 2006	15,465	15,465
Senior secured CoBank term credit facility, currently at a rate of 7.5%, interest payable quarterly, principal payments due quarterly beginning July 20, 2002 with final principal and any unpaid interest due April 20, 2011	32,482	37,952
Capitalized lease obligation, at a rate of 7%, with monthly principal and interest payments through October 2011	480	479

	387,913	252,351
Less current maturities	17,096	3,406

	$370,817	$248,945

Following are maturities of long-term debt for each of the next five years as of December 31, 2002:

2003	$3,232
2004	5,199
2005	12,440
2006	9,651
2007	4,565
Thereafter	253,932

Total	$289,019

On November 6, 2002, Knology and Broadband completed the financial restructuring pursuant to the prepackaged plan of reorganization. Under the plan, $379,900 aggregate principal amount at maturity of Broadband discount notes were exchanged for $193,500 of new Knology notes and 32,386,021 shares of new Knology preferred stock. The $64,200 aggregate principal amount at maturity of Broadband discount notes held by Valley Telephone were canceled in exchange for a limited guaranty by Broadband of the CoBank credit facility.

The completion of the restructuring enabled Knology to significantly lower its debt service requirements, which has improved its liquidity and financial condition. After giving effect to the completion of the restructuring, Knology’s first interest payment on the new Knology notes will be due two years after issuance (Knology presently intends to pay interest incurred for the first 18 months in kind through the issuance of additional notes) in the amount of $14,131, with consistent semiannual interest payments

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

due through the seventh anniversary of the issuance of the new Knology notes. The old Broadband discount notes would have matured on October 15, 2007 with an aggregate amount due at maturity of $444,100. The new Knology notes will increase to the amount due of $235,526, assuming payment in kind of interest incurred during the first 18 months of the new notes.

The indenture governing the new Knology notes places certain restrictions on the ability of Knology and its subsidiaries to take certain actions including the following:

➢	pay dividends or make other restricted payments;

➢	incur additional debt or issue mandatorily redeemable equity;

➢	create or permit to exist certain liens;

➢	incur restrictions on the ability of its subsidiaries to pay dividends or other payments;

➢	consolidate, merge or transfer all or substantially all its assets;

➢	enter into transactions with affiliates;

➢	utilize revenues except for specified uses;

➢	utilize excess liquidity except for specified uses;

➢	make capital expenditures for Knology of Knoxville, Inc.; and

➢	permit the executive officers of Knology to serve as executive officers or employees of other entities in competition with Knology.

These covenants will be subject to a number of exceptions and qualifications.

In November 1999, Knology completed an exchange in which Knology received the Broadband warrants which were issued in connection with the Broadband Senior Discount Notes issued in October 1997. These warrants were exchanged for warrants to purchase shares of Knology Series A preferred stock. During the second quarter 2002, Knology adjusted the carrying value of the outstanding warrants to market value based on the approximate per share value of the Series A preferred stock. In connection with our financial restructuring, the approximate per share value of Series A preferred stock is deemed to be $1.87 per share resulting in a $2,865 gain on the adjustment of warrants to market value.

During the third and fourth quarters of 2001, the Company repurchased senior discount notes with a face amount of $64,206 and a carrying amount of $55,516. The Company paid cash of approximately $22,810 to repurchase the notes. The transaction resulted in a gain of $31,875, consisting of a gain of $32,706 due to the discount, offset by $831 for the writeoff of debt issue costs associated with the original issuance of the notes in October 1997.

On December 22, 1998, Broadband entered into a $50,000 four-year senior secured credit facility with Wachovia Bank, National Association (formerly First Union National Bank). The Wachovia credit facility, as amended and restated pursuant to the restructuring, allows Broadband to borrow approximately $15,500. The Wachovia credit facility may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At Broadband’s option, interest will accrue based on either the prime or federal funds rate plus applicable margin or the LIBOR rate plus applicable margin. The applicable margin may vary from 4.0% for Base Rate Loans to 5.0% for LIBOR

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Rate Loans. The Wachovia credit facility contains a number of covenants that restrict the ability of Broadband and its subsidiaries to take many actions, including:

➢	the ability to incur debt;

➢	create liens;

➢	pay dividends;

➢	make distributions or stock repurchases;

➢	make investments;

➢	engage in transactions with affiliates; and

➢	sell assets and engage in mergers and acquisitions.

The Wachovia credit facility also includes covenants requiring compliance with operating and financial ratios on a consolidated basis, including total leverage ratio and debt service coverage ratio. Broadband is currently in compliance with these covenants, as amended. Should Broadband not be in compliance with the covenants, Broadband would be in default and would require a waiver from the lender. In the event the lender would not provide a waiver, amounts outstanding under the Wachovia credit facility could be payable to the lender on demand. A change of control of Broadband, as defined in the Wachovia credit facility, would constitute a default under the covenants. The restructuring resulted in the amendment and restatement of the Wachovia credit facility, including an adjustment of the maturity date which allows Knology to make scheduled quarterly principal payments beginning in the third quarter of 2004 with a final payment due in the second quarter of 2006. The maximum amount available under the Wachovia credit facility as of December 31, 2002, was approximately $15,500. As of December 31, 2002, approximately $15,475 had been drawn against the facility.

On June 29, 2001, the Company, through its wholly owned subsidiaries, Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. (the “Borrowers”), entered into a $40,000 secured master loan agreement with CoBank, ACB. This master loan agreement allows the Borrowers to make one or more advances in an amount not to exceed $40,000. The loan proceeds may be used to purchase senior discount notes issued by Knology Broadband and to finance capital expenditures, working capital and for general corporate purposes of the Borrowers. Obligations under the loan agreement are secured by substantially all tangible and intangible assets of the Borrowers. The master loan agreement contains a number of covenants that restrict the ability of the Borrowers to take certain actions, including the ability to:

➢	incur indebtedness;

➢	create liens;

➢	merge or consolidate with any other entity;

➢	make distributions or stock repurchases;

➢	make investments;

➢	engage in transactions with affiliates; and

➢	sell or transfer assets.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The CoBank credit facility also includes covenants requiring compliance with certain operating and financial ratios of the borrowers on a consolidated basis, including a total leverage ratio and a debt service coverage ratio. The borrowers are currently in compliance with these covenants, but there can be no assurances that the borrowers will remain in compliance. Should the borrowers not be in compliance with the covenants, the borrowers would be in default and would require a waiver from CoBank. In the event CoBank would not provide a waiver, amounts outstanding under CoBank credit facility could be payable on demand. In connection with the completion of our financial restructuring the maximum amount available under the master loan agreement has been amended to $38,000.

5.    Operating Leases

The Company leases office space, utility poles, and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 are as follows:

2003	$1,574
2004	1,312
2005	1,300
2006	1,046
2007	732
Thereafter	2,785

Total minimum lease payments	$8,749

Total rental expense for all operating leases was approximately $1,127, $1,167 and $2,600 for the years ended December 31, 2000, 2001, and 2002, respectively.

6.    Commitments and Contingencies

Purchase commitments

The Company has entered into contracts with various entities to provide programming to be aired by the Company. The Company pays a monthly fee for the programming services, generally based on the number of average video subscribers to the program, although some fees are adjusted based on the total number of video subscribers to the system and/or the system penetration percentage. Certain contracts have minimum monthly fees. The Company estimates that it will pay approximately $34,669 in programming fees under these contracts during 2003.

Legal proceedings

On September 18, 2002, Broadband filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia. On October 22, 2002, the court confirmed the joint plan of reorganization of Knology and Broadband without modification, and on November 6, 2002, the plan became effective. See Note 1, “Prepackaged Plan of Reorganization Under Chapter 11” for more information.

In September 2000, the City of Louisville, Kentucky granted Knology of Louisville, Inc. a cable television franchise. Insight filed a complaint against the City of Louisville in state court claiming that Knology’s

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

franchise was more favorable than Insight’s franchise. Insight’s complaint suspended Knology’s franchise until there is a final, nonappealable order in Insight’s state court case. In April 2001 the City of Louisville moved for summary judgment in state court against Insight. In March 2002, the state court ruled that Insight’s complaint had no merit and the state court granted the City’s motion to dismiss Insight’s complaint. Insight appealed the state court’s order dismissing their complaint and their appeal is pending.

In November 2000, Knology filed a federal court action against Insight Communications Company, Inc. seeking monetary damages, declaratory and injunctive relief from Insight and the City arising out of Insight’s complaint and the suspension of Knology’s franchise. In March 2001, the federal court issued an Order granting Knology’s motion for preliminary injunctive relief and denying Insight’s motion to dismiss. The federal court order granting Knology’s motion for preliminary injunction found that Insight violated the Cable Act of 1992 and the Telecommunications act of 1996. Knology’s complaint for monetary damages, its request for monetary relief, and both parties’ motions for summary judgment are pending before the federal court. At this time it is impossible to determine with certainty the ultimate outcome of the litigation. The Company incurred $1,266 in litigation fees through December 31, 2002.

In the normal course of business, the Company is subject to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company, which would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7.    Income Taxes

The benefit/(provision) for income taxes from continuing operations consisted of the following for the years ended December 31, 2000, 2001, and 2002:

	2000	2001	2002

Current	$3,170	$(2,789)	$(0)
Deferred	31,381	38,318	(7,840)
(Increase) decrease in valuation allowance	(31,381)	(38,318)	7,840

Income tax benefit (provision)	$3,170	$(2,789)	$(0)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2002 are as follows:

	2001	2002

Deferred tax assets:
Net operating loss & other attributes carryforwards	$65,342	$88,290
Equity in losses of subsidiaries	1,189	1,189
Deferred bond interest	54,521	17,003
Deferred revenues	639	370
Alternative minimum tax credit carryforward	2,334	2,334
Other	2,254	8,567
Valuation allowance	(94,431)	(86,591)

Total deferred tax assets	31,848	31,162
Deferred tax liabilities:
Depreciation and amortization	31,848	31,162

Net deferred income taxes	$0	$0

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At December 31, 2002, the Company had available federal net operating loss carryforwards of approximately $228,000 that expire from 2011 to 2021. The utilization of $112,000 of these loss carryforwards and $2,334 AMT carryforwards is subject to an annual limitation as a result of a change in ownership of the Company, as defined in the Internal Revenue Code. The limitation does not reduce the total amount of net operating losses that may be taken, but rather substantially limits the amount that may be used during a particular year. The Company also had various state net operating loss carryforwards totaling approximately $287,000. Unless utilized, the state net operating loss carryforwards expire from 2011 to 2021. Management has recorded a total valuation allowance of $86,591 against its deferred tax assets including the operating loss carryforwards.

A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 2000, 2001, and 2002 is as follows:

	2000	2001	2002

Income tax benefit at statutory rate	34%	34%	34%
State income taxes, net of federal benefit	3%	3%	4%
Non taxable book gain on early extinguishment			1,587%
Reduction in deferred interest on senior discount notes			(1,883)%
Interest—high yield debt			(13)%
Other	(6)%	3%	(28)%
(Increase) decrease in valuation allowance	(28)%	(42)%	(299)%

Income tax benefit (provision)	3%	(2)%	(0)%

Investment tax credits related to telephone plant have been deferred and are being amortized as a reduction of federal income tax expense over the estimated useful lives of the assets giving rise to the credits.

8.    Equity Interests

Capital transactions

During 2001, the Company issued to certain existing investors and a select group of new accredited investors in private placement transactions 37,219,562 shares of Series C preferred stock at a purchase price of $3.00 per share, for aggregate proceeds of $111,659. In connection with the private placement, the Company amended its amended and restated certificate of incorporation to adjust the ratios at which the Series A preferred stock and Series B preferred stock convert into common stock. Prior to the completion of the private placement of Series C preferred stock, both the shares of Series A preferred stock and shares of Series B preferred stock converted into shares of common stock on a one-to-one basis. As amended, each share of Series A preferred stock converts into .10371 shares of common stock and each share of Series B preferred stock converts into .14865 shares of common stock. In January 2001, a non-cash dividend of $36,579 was recognized in conjunction with the issuance of Series C preferred stock and the amendment of the conversion ratios of the Company’s Series A preferred stock and Series B preferred stock into common stock.

The Company has authorized 200,000,000 shares of $.01 par value common stock, 56,000,000 shares of $.01 par value Series A preferred stock, 21,180,131 shares of $.01 par value Series B preferred stock, 60,000,000 shares of $.01 par value Series C preferred stock, 34,000,000 shares of $.01 par value Series D preferred stock, 25, 000, 000 shares of $.01 par value Series E preferred stock and 25,000,000 shares of $.01 par value non-voting common stock.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The holders of Series A, B, C and D preferred stock have the right to vote together with the holders of common stock, on an as-converted basis, on all matters presented to the holders of common stock. Additionally, the holders of Series A, B, C and D preferred stock, each voting as a separate class, have the right to approve certain matters, including:

➢	authorizations, designations or issuances any new class or series of the Company’s securities with rights and preferences superior to, or in parity with, that series of preferred stock;

➢	authorizations, designations or issuances of shares of that series of preferred stock;

➢	amendments of the Company’s certificate of incorporation or bylaws in a way that materially adversely affects the holders of that series of preferred stock; or

➢	voluntary dissolutions of the Company.

Further, Knology’s preferred stockholders have the right to approve certain business combinations and redemptions of our stock. Additionally, the preferred stockholders have the right to approve any amendment, modification or waiver of the terms of their respective series of preferred stock. The holders of Series E preferred stock do not have rights except with respect to amendment of the terms of the Series E preferred stock and as otherwise required by Delaware law.

In February 2000, ITC Holding distributed to its option holders options to purchase 6,258,036 shares of the Company’s Series A preferred stock and distributed to its shareholders 43,211,531 shares of the Company’s Series A preferred stock.

On February 7, 2000, the Company completed a private placement of shares of its Series B preferred stock to a small group of institutional investors and certain officers of the Company for approximately $100,600 or $4.75 per share.

On November 6, 2002, Knology received $39,000 gross cash proceeds from the issuance of 13 million shares of Series C preferred stock in a private placement to two existing investors. Also on November 6, 2002, Knology issued 10,684,751 shares of Series D preferred stock and 21,701,279 shares of Series E preferred stock in exchange for a portion of the old Broadband senior discount notes.

In connection with the Reorganization, the Company’s warrant holders elected to exchange the warrants to purchase shares of the preferred stock of Broadband for warrants to purchase shares of the Series A preferred stock of Knology. Broadband’s warrants were subsequently canceled.

Knology, Inc. stock option plans

In December 2002, the board of directors and stockholders approved the Knology, Inc. 2002 Long-Term Incentive Plan (the “2002 Plan”). This plan authorizes the issuance of up to 20 million shares of common stock pursuant to stock option awards. Effective December 31, 2002 all outstanding awards previously granted under the Broadband 1995 stock option plan (the “1995 Plan”) and the Knology 1999 Long-Term Incentive Plan (the “1999 Plan”) were canceled. Also effective December 31, 2002, an equal number of the awards canceled under these plans were granted, along with additional awards, under the 2002 Plan. The 1995 Plan and the 1999 Plan are no longer maintained by the Company.

In November 1999, the Company had assumed the 1995 Plan. Each outstanding option to purchase stock of Broadband was converted into an option to purchase four shares of common stock of the Company at the same time the stock option plan was assumed.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Upon the Reorganization, all employees of the Company became eligible to receive stock options under the 1995 Plan and 1999 Plan.

The 2002 Plan is administered by the compensation and stock option committee of the board of directors. Options granted under the plans are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options are granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on private equity transactions and other analyses. The options expire 10 years from the date of grant, with the exception of the options that were granted to replace the canceled options. The expiration date of theses replacement options is the same as the expiration date of the related canceled options.

Knology, Inc. series A preferred spin-off options

Prior to the Distribution, ITC Holding sponsored a stock option plan which provided for the granting of stock options to substantially all employees of ITC Holding and its wholly owned and majority-owned subsidiaries, including the employees of the Company’s telephone operations group. Options were generally granted at a price (established by ITC Holding’s board of directors based on equity transactions and other analyses) equal to at least 100% of the fair market value of ITC Holding’s common stock on the option grant date. Options granted generally became exercisable 40% after two years and 20% per annum for the next three years and remained exercisable for 10 years after the option grant date. At February 4, 2000 (the effective date of the spin-off for option holders), employees of the Company held options outstanding for a total of 410,463 of ITC Holding’s shares at option prices ranging from $1.45 to $19.82 per share.

In connection with the spin-off, stock options outstanding under ITC Holding’s stock option plan were adjusted. Each ITC Holding option holder received 1.09153 options of Series A Preferred shares in the Company (the “Spin-off Options”). The Spin-off Options were at exercise prices that preserved the economic benefit of the ITC Holding options at the spin-off date. As a result, options for 6,258,036 shares of the Company’s Series A Preferred Stock were issued under the Spin-off Plan at exercise prices ranging from $.08 per share to $3.70 per share.

Statement of Financial Accounting Standards No. 123

The Company follows SFAS No. 123, “Accounting for Stock-Based Compensation,” which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

In 2002, the Company elected to adopt the fair value recognition of compensation cost provisions of SFAS No. 123. The Company also elected to report the change in accounting principle from APB No. 25 using the prospective method in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure. Under the prospective method, the recognition of

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

compensation cost is applied to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. In December 2002, the Company canceled all outstanding awards for common stock as of December 31, 2002 and granted an equal number of replacement options at the current fair market value with the same expiration date as the related canceled option. The replacement options, as well as all other awards granted and settled during 2002, were included in the calculation of compensation cost in accordance with SFAS No. 123 and SFAS No. 148. The Company recorded a non-cash stock option compensation charge of $3,266 related to the replacement and the adoption of the provisions of SFAS No. 123 and SFAS no. 148. The following represent the expected stock option compensation expense for the next five years assuming no additional grants.

2003	$1,708
2004	764
2005	444
2006	165
2007	0
Thereafter	0

$3,081

Prior to 2002, the Company accounted for Knology, Inc.’s stock option plans and the Spin-off options under APB Opinion No. 25, under which no compensation cost was recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of Knology common stock and Series A preferred stock to employees of the Company using the Black-Scholes option pricing model and the following weighted average assumptions in 2000, 2001, and 2002:

	2000	2001	2002
	Common

Risk-free interest rate	6.03%-6.88%	3.35%-5.08%	2.79%
Expected dividend yield	0%	0%	0%
Expected lives	Five years	Four years	Four years
Expected volatility	92%	121%	38%

	Series A preferred

Risk-free interest rate		4.60%-7.49%
Expected dividend yield		0%
Expected lives		Six years
Expected volatility		92%

The total fair value of options granted to employees under both plans during 2000 and 2001 was computed as approximately $3,040 and $3,388, respectively, which would be amortized on a pro forma basis over the four-year vesting period of the options.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A summary of the status of the 2002 Plan at December 31, 2002 is presented in the following table:

	Common shares	Weighted average exercise price per share	Series A preferred shares	Weighted average exercise price per share

Outstanding at December 31, 1999	657,104	27.10	0	0
Granted	114,616	44.40	0	0
Assumed at Spin-off	0	0	6,258,036	1.05
Forfeited	(122,666)	29.30	(137,409)	1.85
Exercised	(43,683)	23.40	(2,876,624)	39

Outstanding at December 31, 2000	605,371	30.00	3,244,003	1.62
Granted	160,364	30.00	0	0
Forfeited	(54,041)	30.80	(138,946)	3.36
Exercised	(5,889)	26.40	(78,733)	68

Outstanding at December 31, 2001	705,805	29.90	3,026,324	1.59
Granted	895,886	19.90	0	0
Forfeited	(796,366)	29.90	(68,220)	2.36
Exercised	(100)	26.30	(49,567)	45

Outstanding at December 31, 2002	805,227	$18.70	2,908,537	$1.60

Exercisable shares as of December 31, 2002	443,836	$18.70	2,576,427	$1.44

The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant date:

Common shares

Range of exercise prices	Outstanding as of 12/31/2002	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of 12/31/2002	Average exercise price

$ 0.00-$20.00	804,313	7.1	$18.70	442,997	$18.70
$20.10-$47.50	914	1.7	$32.80	839	$33.10

Series A preferred shares

Range of exercise prices	Outstanding as of 12/31/2002	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of 12/31/2002	Average exercise price

$0.00-$0.27	110,696	1.20	$0.25	110,696	$0.25
$0.28-$1.71	1,673,782	4.00	$0.77	1,569,434	$0.75
$1.72-$3.70	1,124,059	6.30	$2.95	896,297	$2.93

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At December 31, 2002, 443,831 options for the Company’s common shares with a weighted average price of $18.70 per share were exercisable by employees of the Company. At December 31, 2002, 2,576,427 options for the Company’s Series A preferred shares with a weighted average price of $1.25 per share were exercisable by the employees of the Company.

9.    Related Party Transactions

ITC Holding occasionally provides certain administrative services, such as legal and tax planning services, for the Company. The costs of these services are charged to the Company based primarily on the salaries and related expenses for certain of the ITC Holding executives and an estimate of their time spent on projects specific to the Company. For the years ended December 31, 2000, 2001, and 2002, the Company recorded approximately $19, $131, and $0, respectively in selling, operations, and administrative expenses related to these services. In the opinion of management, amounts charged to the Company are consistent with costs that would be incurred from third-party providers.

Certain of ITC Holding’s affiliates provide the Company with various services and/or receive services provided by the Company. These entities include InterCall, Inc., which provides conference calling services. In addition, the Company receives services from ITC/\DeltaCom, Inc., an affiliate of ITC Holding, which provides wholesale long-distance and related services and which leases capacity on certain of its fiber routes. In management’s opinion, the Company’s transactions with these affiliated entities are representative of arm’s-length transactions.

For the years ended December 31, 2000, 2001, and 2002, the Company received services from these affiliated entities in the amounts of approximately $2,567, $3,888, and $3,999, respectively, which are reflected in cost of services and selling, operations, and administrative expenses in the Company’s consolidated statements of operations.

The Company also provides switching, programming, and other services for various affiliated companies on a contracted or time and materials basis. Total amounts paid by the affiliated companies for these services approximated $3,549, $1,845, and $2,467 for the years ended December 31, 2000, 2001, and 2002 respectively, and are reflected in operating revenues in the Company’s consolidated statements of operations.

Relatives of the stockholders of ITC Holding are stockholders and employees of the Company’s insurance provider. The costs charged to the Company for insurance services were approximately $1,239, $1,211, and $141 for the years ended December 31, 2000, 2001, and 2002, respectively.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.    Quarter-by-Quarter Comparison (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2000, 2001 and 2002 are as follows:

Quarters:	First	Second	Third	Fourth
2000
Operating revenues	$18,740	$20,254	$20,885	$22,694
Operating loss	(14,450)	(15,997)	(18,448)	(18,939)
Net loss	(21,042)	(24,063)	(27,300)	(28,491)
Basic and diluted net loss per share	(6,921.71)	(1,231.22)	(620.65)	(642.75)
Basic and diluted weighted average shares outstanding	3,040	19,544	43,986	44,327

2001
Operating revenues	23,506	25,452	27,396	29,835
Operating (loss) income	(20,356)	(20,512)	9,030	(14,843)
Net loss	(29,975)	(30,817)	(1,565)	(28,016)
Non-cash distribution to preferred stockholders	(36,579)	0	0	0
Basic and diluted net loss per share	(671.68)	(669.92)	(32.22)	(557.92)
Basic and diluted weighted average shares outstanding	44,627	46,001	50,135	50,215

2002
Operating revenues	32,034	34,878	36,132	38,822
Operating (loss) income	(15,917)	(15,907)	(28,208)	92,027
Cumulative effect of change in accounting principle	(1,294)	0	0	0
Net (loss) income	(27,882)	(24,258)	(37,470)	86,984
Basic and diluted net loss per share	(555.15)	(482.64)	(745.00)	1,729.48
Basic and diluted weighted average shares outstanding	50,224	50,261	50,295	50,295

The Company has adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which provides for the rescission of several previously issued accounting standards, new accounting guidance for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. In accordance with the adoption of SFAS No. 145, the Company has reclassified the extraordinary gain on extinguishment of debt, as previously reported, of $29,394 and $2,481 for the quarters ended September 30, 2001 and December 31, 2001, respectively, to operating expenses.

Knology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.    Subsequent Events

On November 28, 2003, a one-for-10 reverse stock split of shares of the Company’s common stock and non-voting common stock became effective. As a result, each of the outstanding shares of common stock was reclassified as one-tenth (1/10) of a share of common stock and each of the outstanding shares of non-voting common stock was reclassified as one-tenth (1/10) of a share of non-voting common stock.

On December 1, 2003, Knology Broadband of California, Inc., one of the Company’s indirect subsidiaries, entered into a $6.7 million purchase-money financing promissory note and a purchase-money security agreement with Campbell B. Lanier, III. Amounts outstanding under the promissory note bear interest at a rate of 12% per annum. The proceeds from the promissory note were used on December 1, 2003 to complete the acquisition of the cable system and franchise rights in Cerritos, California and to pay related expenses.

Knology, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	December 31, 2002	September 30, 2003

ASSETS
Current Assets:
Cash and cash equivalents (including $5,745 and $10,359 of restricted cash as of December 31, 2002 and September 30, 2003, respectively)	$43,913	$33,454
Accounts receivable, net of an allowance for doubtful accounts of $2,194 and $1,341 at December 31, 2002 and September 30, 2003, respectively	14,863	14,892
Affiliate receivable	72	101
Prepaid expenses and other	996	2,109

Total current assets	59,844	50,556
Property, Plant and Equipment, net	357,182	325,080
Investments	12,580	174
Goodwill	40,834	40,834
Intangible and Other Assets, net	851	934

Total assets	$471,291	$417,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of notes payable	$3,406	$3,598
Accounts payable	15,729	13,788
Accrued liabilities	8,441	8,047
Unearned revenue	8,268	9,630

Total current liabilities	35,844	35,063

Noncurrent Liabilities:
Notes payable	50,490	47,793
Unamortized investment tax credits	110	57
Senior notes	198,455	218,096
Warrants	1,861	1,861

Total noncurrent liabilities	250,916	267,807

Total liabilities	286,760	302,870

Commitments and Contingencies

Stockholders’ Equity:
Convertible preferred stock	1,548	1,550
Common stock	5	5
Additional paid-in capital	493,046	494,389
Accumulated deficit	(310,068)	(381,236)

Total stockholders’ equity	184,531	114,708

Total liabilities and stockholders’ equity	$471,291	$417,578

See notes to condensed consolidated financial statements.

Knology, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except share data)

	Nine months ended September 30,
	2002	2003

Operating revenues	$103,044	$127,289

Operating expenses:
Costs and expenses, excluding depreciation and amortization	89,387	103,574
Depreciation and amortization	60,147	58,922
Reorganization professional fees	3,212	84
Asset Impairment	9,917	0
Non-cash stock option compensation	0	1,382
Litigation fees	413	907

	163,076	164,869

Operating loss	(60,032)	(37,580)

Other income (expense):
Interest income	280	281
Interest expense	(31,034)	(21,572)
Gain on adjustment of warrants to market	2,865	0
Loss on investments (Note 5)	(45)	(12,406)
Other (expense) income, net	(231)	107

	(28,165)	(33,590)

Loss before income taxes and cumulative effect of change in accounting principle	(88,197)	(71,170)
Income tax provision	(119)	0

Loss before cumulative effect of change in accounting principle	(88,316)	(71,170)
Cumulative effect of change in accounting principle	(1,294)	0

Net loss	$(89,610)	$(71,170)

Basic and diluted net loss per share	$(1,781.69)	$(1,405.91)
Basic and diluted weighted average shares outstanding	50,295	50,622

See notes to condensed consolidated financial statements.

Knology, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(dollars in thousands)

	Nine months ended September 30,
	2002	2003

Cash flows from operating activities:
Net loss	$(89,610)	$(71,170)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	60,147	58,922
Non-cash stock option compensation	0	1,382
Asset Impairment	10,330	0
Loss on investments	45	12,406
Gain on adjustment of warrants to market	(2,865)	0
Accretion of discounted debt	28,949	0
Non-cash bond interest expense	0	19,641
Provision for bad debt	2,451	3,475
(Gain) loss on disposition of assets	(70)	15
Cumulative effect of change in accounting principle—Goodwill impairment	1,294	0
Changes in operating assets and liabilities:
Accounts receivable	(5,663)	(3,504)
Accounts receivable—affiliate	510	(29)
Prepaid expenses and other	(1,842)	(1,269)
Accounts payable	7,444	(1,941)
Accrued liabilities	(1,673)	(394)
Unearned revenue	1,624	1,362

Total adjustments	100,681	90,066

Net cash provided by operating activities	11,071	18,896

Cash flows from investing activities:
Capital expenditures	(35,016)	(26,579)
Expenditures for intangible assets	(617)	(329)
Proceeds from sale of assets	1,024	92

Net cash used in investing activities	(34,609)	(26,816)

Cash flows from financing activities:
Principal payments on debt	(1)	(2,504)
Expenditures related to reorganization	0	(49)
Proceeds from exercised stock options	3	14

Net cash provided by (used in) financing activities	2	(2,539)

Net decrease in cash	(23,536)	(10,459)
Cash at beginning of period	38,074	43,913

Cash at end of period	$14,538	$33,454

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$931	$2,052

Cash received during the period for income taxes	$346	$—

See notes to condensed consolidated financial statements.

Knology, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(unaudited)

(dollars in thousands)

1.    Organization and Nature of Business

Knology, Inc. (including its predecessors, “Knology” or the “Company”) offers residential and business customers broadband communications services, including analog and digital cable television, local and long distance telephone, high-speed Internet access service and broadband carrier services, using advanced interactive broadband networks. The Company owns, operates and manages interactive broadband networks in seven metropolitan areas: Montgomery and Huntsville, Alabama; Columbus and Augusta, Georgia; Panama City, Florida; Charleston, South Carolina; and Knoxville, Tennessee. The Company also provides local telephone, cable and Internet services in West Point, Georgia, and Lanett and Valley, Alabama. The Company’s local telephone service in this area is provided over a traditional copper wire network while its cable and Internet services are provided over its broadband network. Subject to the availability of additional funding, the Company plans to expand to additional mid-to-large-sized cities in the southeastern United States.

2.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements have been included, and the financial statements present fairly the financial position and results of operations for the interim periods presented. Operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management’s discussion and analysis of financial condition and results of operations contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2003, or any other interim period.

3.    Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction,” which provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Effective December 31, 2002, the Company has adopted SFAS No. 145 with no material impact to its financial position or results of operations.

Knology, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The company has adopted SFAS No. 146 with no material impact to our financial position or results of operations.

In November 2002, FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others”, was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provision of FIN 45 are effective for guarantees issued after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002, and had no impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is to be applied for financial statements for fiscal years ending after December 15, 2002. In December 2002 the Company elected to adopt the recognition provisions of SFAS No. 123 which is considered the preferable accounting method for stock-based employee compensation. The Company also elected to report the change in accounting principle using the prospective method in accordance with SFAS No. 148. Under the prospective method, the recognition of compensation costs is applied to all employee awards granted, modified or settled after the beginning of the fiscal year in which the recognition provisions are first applied.

The following table illustrates the effect on net loss if Knology had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Nine months ended September 30,
	2002	2003

Net loss – as reported	$(89,610)	$(71,170)
Total stock-based employee compensation cost, net of related tax effects included in the determination of net income as reported	0	1,382
The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(2,474)	(1,397)

Pro forma net loss	$(92,084)	$(71,185)

Knology, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company does not have any ownership in any variable interest entities as of September 30, 2003. The Company will apply the consolidation requirement of the interpretation in future periods if it should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under FASB statement No. 133 and FIN No. 45. SFAS No. 149 is effective for contracts entered into after September 30, 2003. The Company does not expect the adoption of SFAS No. 149 to materially impact our financial position or statement of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 effective July 1, 2003, which resulted in no material impact to its financial position or statement of operations.

4.    Cash

As of September 30, 2003, the Company has $10,359 of cash that is restricted in use. Of this amount, $9,369 is held at the telephone operations group and is restricted for use by these entities. Also, the Company has pledged $990 of cash as collateral for amounts potentially payable under certain surety bond agreements.

5.    Investments

Due to certain changes in Grande Communications Inc.’s business during the third quarter, including the loss of a significant wholesale contract, the Company evaluated the carrying amount of its investment in Grande. Based on the evaluation, the Company recorded a loss of $12,406 on its investment in Grande during the third quarter of 2003. This loss is deemed to be other than temporary and has been charged to earnings.

6.    Goodwill and Intangible Assets

The Company adopted SFAS No. 142 on January 1, 2002. The Company performs a goodwill impairment test in accordance with SFAS No. 142 annually on January 1. The Company recorded an impairment loss of $1,294 in the first quarter of 2002 as a cumulative effect of change in accounting principle. There was no impairment identified as a result of the January 1, 2003 impairment test.

Knology, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Intangible assets as of December 31, 2002 and September 30, 2003, respectively, were as follows:

	December 31, 2002			September 30, 2003
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to amortization	$1,727	$876	$851	$1,645	$711	$934
Goodwill	54,870	14,036	40,834	54,870	14,036	40,834

Total intangible assets	$56,597	$14,912	$41,685	$56,515	$14,747	$41,768

There were no intangible assets reclassified to goodwill upon adoption of SFAS No. 142.

Amortization expense related to intangible assets was $655 and $302 for the nine months ended September 30, 2002 and 2003, respectively.

7.    Commitments and Contingencies

Legal Proceedings

In September 2000, the City of Louisville, Kentucky granted Knology of Louisville, Inc. a cable television franchise. In November 2002, Insight filed a complaint against the City of Louisville in state court claiming that Knology’s franchise was more favorable than Insight’s franchise. Insight’s complaint suspended Knology’s franchise until there is a final, nonappealable order in Insight’s state court case. In April 2001 the City of Louisville moved for summary judgment in state court against Insight. In March 2002, the state court ruled that Insight’s complaint had no merit and the state court granted the City’s motion to dismiss Insight’s complaint. Insight appealed the state court’s order dismissing their complaint and in June 2003 the state court of appeals upheld the lower court ruling. Insight sought discretionary review of the court of appeals ruling by the Kentucky Supreme Court and that request is pending.

In November 2000, Knology filed a federal court action against Insight seeking monetary damages, declaratory and injunctive relief from Insight and the City arising out of Insight’s complaint and the suspension of Knology’s franchise. In March 2001, the federal court issued an Order granting Knology’s motion for preliminary injunctive relief and denying Insight’s motion to dismiss. In June 2003, the federal court ruled on the parties’ cross motions for summary judgment, resolving certain claims and setting others down for trial. At this time it is impossible to determine with certainty the ultimate outcome of the litigation.

Knology is also subject to other litigation in the normal course of its business. However, in the Company’s opinion, there is no legal proceeding pending against it which would have a material adverse effect on its financial position, results of operations or liquidity. Knology is also a party to regulatory proceedings affecting the relevant segments of the communications industry generally.

Knology, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.    Acquisition

In July 2003, the Company entered into a definitive agreement to acquire substantially all of the assets of, and to assume certain liabilities associated with, the cable systems operated by Verizon Media Ventures Inc. for approximately $15 million in cash, subject to certain adjustments. If all regulatory approvals are received, the transaction is expected to close in the fourth quarter of 2003. The Company has also entered into an agreement to issue to a prior prospective purchaser a warrant to purchase one million shares of our common stock at fair value as compensation for the release of an agreement with Verizon Media granting exclusive rights to negotiate with respect to the purchase of the Verizon Media businesses.

9.    Line of Credit

On September 15, 2003 the Company entered into a $5 million line of credit with certain of its existing investors. The investors have the option, upon consummation of the proposed public offering or a private placement offering generating proceeds in an amount equal to or in excess of $50 million, to convert their pro rata shares of the advances made under this line of credit into shares of our common stock or non-voting common stock. If they do not elect to convert all of their pro rata shares of the advances, and accrued interest thereon, upon the consummation of the proposed public offering or a private placement offering, the entire outstanding principal amount owing to them not so converted, together with all interest accrued thereon and not so converted, shall be due and payable in cash on the earlier to occur of March 31, 2004 or 10 days following the consummation of the proposed public offering or a private placement offering. Advances made under the line of credit are secured by a purchase money security interest limited to the assets so acquired with the proceeds of such advances. Advances under the line of credit bear interest at a rate of 12% per annum. As of September 30, 2003, there have been no advances against the line of credit.

10.    Subsequent Events

On October 1, 2003, the Company filed a Form S-2 Registration Statement with the Securities and Exchange Commission to register common stock pursuant to a contemplated public offering. This Registration Statement is currently not effective.

On November 28, 2003, a one-for-ten reverse stock split of shares of the Company’s common stock and non-voting common stock became effective. As a result, each of the outstanding shares of common stock was reclassified as one-tenth (1/10) of a share of common stock and each of the outstanding shares of non-voting common stock was reclassified as one-tenth (1/10) of a share of non-voting common stock.

On December 1, 2003, Knology Broadband of California, Inc., one of the Company’s indirect subsidiaries, entered into a $6.7 million purchase-money financing promissory note and a purchase-money security agreement with Campbell B. Lanier, III. Amounts outstanding under the promissory note bear interest at a rate of 12% per annum. The proceeds from the promissory note were used on December 1, 2003 to complete the acquisition of the cable system and franchise rights in Cerritos, California and to pay related expenses.

On December 1, 2003, Knology New Media, SCANA, and Campbell B. Lanier, III also entered into an agreement to cancel and terminate that certain $5 million purchase money financing line of credit promissory note and purchase money security agreement dated as of September 15, 2003. See Note 9 above for more information.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

INDEPENDENT AUDITORS’ REPORT

Verizon Media Ventures Inc.

We have audited the accompanying combined balance sheets of the Pinellas County, Florida and Cerritos, California unincorporated divisions (hereinafter referred to as the “Company”) of Verizon Media Ventures Inc. (“VMV”), a wholly owned subsidiary of Verizon Communications Inc. (the “Parent”) as of December 31, 2001 and 2002 and the related combined statements of operations, net parent funding and cash flows for the three years ended December 31, 2002. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002 and the results of their operations and their cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Atlanta, Georgia

September 12, 2003

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2001	2002

ASSETS
Current Assets:
Accounts receivable, net of allowance for doubtful accounts of $274 and $201 as of December 31, 2001 and 2002, respectively	$2,941	$3,287
Current income tax receivable	9,315	6,337
Current portion of deferred taxes	96	70

Total current assets	12,352	9,694

Property, Plant, and Equipment:
System and installation equipment	99,928	105,372
Test and office equipment	563	563
Automobiles and trucks	1,296	1,356
Leasehold improvements	778	778

	102,565	108,069
Less accumulated depreciation and amortization	(56,248)	(64,565)

Property, plant, and equipment, net	46,317	43,504

Other Long-Term Assets:
Deferred income taxes	31,967	21,693

Total assets	$90,636	$74,891

LIABILITIES AND NET PARENT FUNDING
Current Liabilities:
Accounts payable	$991	$939
Accrued liabilities	5,980	4,178
Unearned revenue	1,561	1,600

Total current liabilities	8,532	6,717

Noncurrent Liabilities:
Notes payable	4,999	4,999
Employee benefits	1,501	1,942

Total noncurrent liabilities	6,500	6,941

Total liabilities	15,032	13,658

Commitments and Contingencies (Note 4)
Net Parent Funding	75,604	61,233

Total liabilities and net parent funding	$90,636	$74,891

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Years ended December 31,
	2000	2001	2002

Operating Revenues:
Video	$31,951	$31,801	$30,203
Data	1,652	3,555	4,852

Total operating revenues	33,603	35,356	35,055

Operating Expenses:
Costs and expenses, excluding depreciation (including $14,175, $14,040 and $12,633 of affiliated company expenses)	46,147	43,586	42,235
Depreciation	7,847	8,284	8,590
Asset impairment	145,967	—	—
Allocated parent company expenses	8,881	5,176	6,696

Total operating expenses	208,842	57,046	57,521

Operating Loss	175,239	21,690	22,466

Interest Expense:
Interest expense—affiliate	3,422	3,399	3,311
Interest expense	384	384	384

Total interest expense	3,806	3,783	3,695

Loss Before Income Taxes	(179,045)	(25,473)	(26,161)
Income Tax Benefit	62,666	8,914	9,157

Net Loss	$(116,379)	$(16,559)	$(17,004)

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED STATEMENTS OF NET PARENT FUNDING

(in thousands)

Balance at January 1, 2000	$197,219
Net loss	(116,379)
Net change due to parent funding allocations and intercompany reimbursements with Parent	13,410

Balance at December 31, 2000	94,250
Net loss	(16,559)
Net change due to parent funding allocations and intercompany reimbursements with Parent
(2,087)

Balance at December 31, 2001	75,604
Net loss	(17,004)
Net change due to parent funding allocations and intercompany reimbursements with Parent
2,633

Balance at December 31, 2002	$61,233

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2000	2001	2002

Cash flows from operating activities:
Net loss	$(116,379)	$(16,559)	$(17,004)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	7,847	8,284	8,590
Bad debt expense	64	6	73
Asset impairment	145,967	—	—
Deferred income taxes	(29,358)	23,490	13,278
Changes in operating assets and liabilities:
Accounts receivable	1,813	(386)	(419)
Accounts payable and accrued expenses	(6,041)	(3,433)	(1,374)

Total adjustments	120,292	27,961	20,148

Net cash provided by (used in) operating activities	3,913	11,402	3,144

Cash flows from investing activities:
Capital expenditures	(17,323)	(9,315)	(5,777)

Net cash used in investing activities	(17,323)	(9,315)	(5,777)

Cash flows from financing activities:
Change in net parent funding	13,410	(2,087)	2,633

Net cash provided (used in) by financing activities	13,410	(2,087)	2,633

Net (decrease) increase in cash and cash equivalents	—	—	—
Cash and cash equivalents—at beginning of year	—	—	—

Cash and cash equivalents—at end of year	$—	$—	$—

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$384	$384	$384

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

For the three years ended December 31, 2002

(in thousands, except per share amounts)

1.    Organization and Nature of Business

Organization

The Pinellas County, Florida and Cerritos, California unincorporated divisions (the ”Company”) of Verizon Media Ventures Inc. (“VMV”), a wholly owned subsidiary of Verizon Communications Inc. (the “Parent”).

On July 15, 2003, VMV entered into an agreement to sell certain assets used in the Pinellas and Cerritos operations to Knology New Media, Inc. (“Knology New Media”), a wholly owned subsidiary of Knology, Inc. (“Knology”).

Nature of Business

The Company is a cable operator currently providing cable services to residential subscribers within the city of Cerritos in Los Angeles County, California. As a competitive overbuild cable operator in Pinellas County, Florida, the Company currently provides video and high speed Internet access to residential customers. The Company was the second cable operator in the Pinellas market with a fully upgraded hybrid fiber coax network, and in Cerritos, it has been the sole cable operator with a coax network.

Verizon strategically decided to exit the video business late in 1999 and VMV began divestiture efforts in June of 2000. Since the divestiture process, the Company has focused on minimizing cash outflows. There can be no assurance that the Company will be able to achieve profitability and/or positive cash flow. The Company has been funded to date by GTE Corporation, a wholly owned subsidiary of the Parent.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been derived from the consolidated financial statements of VMV and have been prepared to present the financial position, results of operations, and cash flows of the Company on a stand-alone combined basis. Accordingly, the accompanying financial statements include certain administrative costs and expenses, which have been allocated to the Company by VMV and the Parent. These costs have been allocated on a pro rata basis based primarily on employee headcount, revenues, operating expenses, and capital expenditures, and represent management’s best estimates of what such expenses would have been had the Company been operated as a separate entity. In the opinion of management, the accompanying interim financial statements contain all material adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation expense is principally on a straight-line basis over the estimated asset life. Depreciation commences when the asset is installed or placed in service. Maintenance, repairs, and renewals are charged to expense as incurred. When network equipment is replaced or retired, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation. The cost and accumulated depreciation of property and equipment disposed under the straight-line method (other assets) are removed from the related accounts and any gain or loss is included in or deducted from income. Depreciation is provided over the estimated useful lives as follows:

Years

System and installation equipment	5-20
Test and office equipment	3-7
Automobiles and trucks	5
Leasehold improvements	5

Long-Lived Assets

Prior to 2002, the Company followed the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, and reviewed its recorded long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable.

In the year ended December 31, 2000, the Parent determined that they would divest of all cable assets and as a result classified these assets as held for sale. As such, the Company valued its property and equipment using a market value approach in accordance with SFAS No. 121. The Company concluded that the carrying value of the assets was in excess of the fair value and the assets had been impaired. Accordingly, the Company recorded an asset impairment in the amount of $145,967. The impairment related to the system and installation equipment.

On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined to not be recoverable, a write-down to fair value is recorded.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2002 consist of the following:

	2001	2002

Accrued property taxes	$1,123	$—
Accrued compensation	657	822
Accrued programming	4,200	3,356

Total	$5,980	$4,178

Revenue Recognition

The Company generates recurring revenues for broadband offerings of video and data services. The revenues generated from these services primarily consist of a fixed monthly fee for access to cable programming, and enhanced services and access to the Internet. Additional fees are charged for services including pay-per-view movies, events such as boxing matches and concerts, cable modem rental, advertising sales and other revenue sharing arrangements. Revenues are recognized as services are provided and advance billings or cash payments received in advance of services performed are recorded as deferred revenue. The Company recognizes installation revenue when the customer is initially billed for the connection of services as the installation direct costs exceed installation revenue on a per customer basis.

Advertising Costs

The Company expenses all advertising costs as incurred. Approximately $1,473, $1,142, and $755 of advertising expense are recorded in the Company’s combined statements of operations for the years ended December 31, 2000, 2001, and 2002 respectively.

Sources of Supplies

The Company purchases customer premises equipment and plant materials from outside vendors. Although numerous suppliers market and sell customer premises equipment and plant materials, the Company currently purchases each customer premises component from a single vendor and has several suppliers for plant materials. If the suppliers are unable to meet the Company’s needs, then delays and increased costs could result, which could adversely affect operating results.

Credit Risk

The Company’s accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company’s risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The potential for material credit loss is mitigated by the large number of customers with relatively small receivable balances. The carrying amount of the Company’s receivables approximates fair values.

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company is not a separate taxable entity and the consolidated income tax returns of the Parent include the Company. For purposes of these financial statements, income tax benefits allocated to the

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Company have been based on the utilization of losses generated by the Company. Under a tax sharing arrangement, the combined Company recorded an income tax benefit of $62,666, $8,914 and $9,157 in the year ended December 31, 2000, 2001 and 2002, respectively, for the utilization of net operating losses included in the consolidated tax return of the Parent, excluding state tax benefits.

Comprehensive Loss

The Company follows SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. The Company’s only component of comprehensive loss is the net loss.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 had no impact on the Company’s financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction, which provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 had no material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will not have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others, was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provision of FIN 45 are effective for guarantees issued after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002 and had no impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement permits two additional transition methods (modified prospective and retroactive restatement) for entities that adopt the preferable method of accounting for stock-based employee compensation.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Effective January 1, 2003, the Parent adopted the fair value recognition provisions of SFAS No. 123, using the prospective method, for all new awards granted to employees after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. However, in subsequent years, the vesting of awards issued on or after January 1, 2003 may cause an increase in employee compensation expense.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The adoption of FIN 46 will have no impact on the Company’s financial position, results of operations or cash flows.

3.    Long-Term Debt

The Company has a note payable to a third party, bearing interest at 7.75%. Interest is payable monthly and any unpaid interest and principal is due December 19, 2005. The Company had $4,999 outstanding under the note payable during the years ended December 31, 2001 and 2002.

4.    Commitments and Contingencies

In the normal course of business, the Company is subjected to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company, for which the likelihood is more than remote that there will be an unfavorable outcome or having a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company leases certain facilities and equipment for use in operations under facilities operating leases and pole and conduit lease agreements. There were no capital lease obligations in 2000, 2001, and 2002.

Total facilities rent expense amounted to $955 in 2000, $894 in 2001, and $1,082 in 2002. Of these amounts, $393 in 2000, $364 in 2001, and $445 in 2002 were lease payments to affiliated companies for building space.

The pole and conduit expense amounted to $1,003 in 2000, $1,006 in 2001 and $1,031 in 2002. Of these amounts $617 in 2000, $582 in 2001, and $530 in 2002 were paid to affiliated companies. These agreements are cancelable with a 90-day notification.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

This table displays the aggregate minimum rental commitments under noncancelable operating leases for the period presented as of December 31, 2002:

Facilities Lease
2003	$530
2004	455
2005	385
2006	344
2007	344
Thereafter	58

Total minimum lease payments	$2,116

5.    Income Taxes

The benefit (provision) for income taxes from continuing operations consisted of the following for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002

Current	$21,837	$9,315	$6,337
Deferred	40,829	(401)	2,820

Income tax benefit	$62,666	$8,914	$9,157

The Company’s statutory federal income tax rate and the effective income tax rate is 35% for the years ended December 31, 2000, 2001 and 2002.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets as of December 31, 2001 and 2002 are as follows:

	2001	2002

Deferred tax assets:
Property and equipment	$31,442	$21,013
Pension and other pension benefits	525	680
Allowance for doubtful accounts	96	70

Total deferred tax assets	$32,063	$21,763

6.	Related Party Transactions

The Company has contractual arrangements with certain affiliates of the Parent including Verizon Operating Telephone Companies, Verizon Services Corp., Verizon Media Ventures, Verizon Logistics, Verizon Wireless Inc., Verizon Internet Services Inc., Verizon Information Services Inc., Verizon Data Services Inc., GTE Corporation and other affiliates.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Transactions with affiliates are summarized as follows:

	Years ended December 31,

	2000	2001	2002

Operating expenses:
Verizon Operating Telephone Companies	$12,912	$12,974	$11,713
Verizon Logistics	995	362	92
Verizon Internet Services	196	631	756
Verizon Information Services	52	13	11
Verizon Data Services	—	35	37
Verizon Wireless	20	25	24

Total affiliate costs and expenses	$14,175	$14,040	$12,633

Verizon Services Corp.	$5,356	$2,324	$3,640
Verizon Media Ventures	3,525	2,852	3,056

Total allocated parent company expenses	$8,881	$5,176	$6,696

Interest expense:
Interest expense to GTE Corporation	$3,422	$3,399	$3,311

Verizon Operating Telephone Companies:  customer installation and repair services, call center support, pole and conduit rental, facilities rents, wholesale video and optical networking transport changes.

Verizon Logistics:  materials management services including customer premise equipment repair services.

Verizon Internet Services, Inc.:  e-mail services to the Company’s end-customers.

Verizon Information Services, Inc.:  advertising place in Verizon telephone directories.

Verizon Data Services, Inc.:  maintenance of the Company’s data servers.

Verizon Wireless:  employees’ cellular service for internal business use.

Verizon Services Corp.:  support, which includes functions such as executive, legal, treasury, accounting, other finance, human resources, advertising, and corporate communications.

Verizon Media Ventures:  centralized operations support to the Pinellas and Cerritos properties. This includes programming, customer service, sales support, and back office billing systems support.

GTE Corporation:    The Net Parent Funding account in the accompanying combined balance sheets represents funds advance to the Company by GTE Corporation, a wholly owned subsidiary of the Parent. Affiliate interest expense is based on applying average interest rates of 6.6%, 5.3% and 4.8% for the years ended December 31, 2000, 2001 and 2002, respectively, to the accumulated debt portion of Net Parent Funding balance.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

7.    Stock Incentive Plans

The Company participates in compensation plans sponsored by the Parent with awards of Parent common stock. The Parent applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plans and has adopted the disclosure-only provisions of SFAS No. 123. If the Parent had elected to recognize compensation expense based on the fair value at the grant dates for 2000 and subsequent awards consistent with the provisions of SFAS No. 123, Company net loss would have been changed to the pro forma amounts indicated below:

	Years ended December 31,
	2000	2001	2002

Net loss, as reported	$(116,379)	$(16,559)	$(17,004)
Add: Stock option-related employee compensation expense included in reported net loss, net of related tax effects	—	—	—
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(60)	(135)	(145)

Pro forma net loss	$(116,439)	$(16,694)	$(17,149)

We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2000	2001	2002

Dividend yield	3.3%	2.7%	3.2%
Expected volatility	27.5%	29.1%	28.5%
Risk-free interest rate	6.2%	4.8%	4.6%
Expected lives (in years)	6	6	6

The weighted-average value of options granted during 2000, 2001, and 2002 was $13.09, $15.24, and $12.11 respectively.

The structure of the Parent’s stock incentive plans does not provide for the separate determination of certain disclosures for the Company.

8.    Employee Benefits

The Company participates in the Parent’s benefit plans. The Parent maintains noncontributory defined benefit pension plans for substantially all of the Company’s employees. The postretirement healthcare and life insurance plans for retirees and their dependents are both contributory and noncontributory and include a limit on the Company’s share of cost for recent and future retirees.

The structure of the Parent’s benefit plans does not provide for the separate determination of certain disclosures for the Company.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for the majority of the Company’s employees are subject to collective bargaining agreements. Approximately 82% of the Company’s employees are covered by

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

collective bargaining agreements. Modifications in benefits have been bargained from time to time, and the Parent may also periodically amend the benefits in the management plans.

Benefit Cost

	Years ended December 31,
	Pension			Healthcare and Life
	2000	2001	2002	2000	2001	2002

Net periodic benefit cost	$144	$121	$88	$54	$53	$42

Termination benefits	—	—	91	—	—	15
Settlement loss (gain)	(158)	33	144	—	—	—

Subtotal	(158)	33	235	—	—	15

Total (income) cost	$(14)	$154	$323	$54	$53	$57

As part of the Parent’s workforce reduction plan, the Company continued to reduce its headcount as allowed under various management and associate employee benefit plans. As a result, the Company recorded $106 in 2002 in connection with various pension and retirement benefit enhancements. In addition, the Company recorded a pension settlement loss/(gain) of $144 in 2002, $33 in 2001 and $(158) in 2000 as lump-sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost. The special termination benefits and settlements of pension obligations are recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.

Amounts recognized on the balance sheets consist of:

	December 31,
	Pension		Healthcare and Life
	2001	2002	2001	2002

Employee benefit obligations	$567	$1,082	$185	$190

The changes in the employee benefit obligations from year to year were caused by a number of factors, including changes in actuarial assumptions, special termination benefits and settlements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

	Pension			Healthcare and Life
	2000	2001	2002	2000	2001	2002

Discount rate at end of year	7.75%	7.25%	6.75%	7.75%	7.25%	6.75%
Long-term rate of return on plan assets for the year	9.25	9.25	9.25	8.00	8.00	8.00
Rate of future increases in compensation at end of year	5.00	5.00	5.00	—	—	—
Medical cost trend rate at end of year	—	—	—	5.00	10.00	11.00
Ultimate (year 2007)	—	—	—	5.00	5.00	5.00

Savings Plans and Employee Stock Ownership Plans

Substantially all of the Company’s employees are eligible to participate in savings plans maintained by the Parent. The Parent maintains a leveraged employee stock ownership plan (ESOP) for its management employees of the former GTE Companies. Under this plan, a certain percentage of eligible employee contributions are matched with shares of the Parent’s common stock. The Parent recognizes leveraged ESOP cost based on the modified shares allocated method for this leveraged ESOP which purchased securities before December 15, 1989. The Company recognizes savings plan cost based on its matching obligation attributed to its participating management employees. In addition to the ESOP, the Parent also maintains a savings plan for non-management employees. The Company recorded total savings plan costs of $76 in 2000, $53 in 2001 and $62 in 2002.

9.    Subsequent Events

On July 15, 2003, VMV entered into an Asset Purchase Agreement with Knology New Media pursuant to which Knology New Media will acquire certain assets of the Company for a purchase price of approximately $15 million, subject to certain purchase adjustments.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED BALANCE SHEETS

(unaudited)

(in thousands)

	December 31, 2002	September 30, 2003
ASSETS
Current Assets:
Accounts receivable, net of allowance for doubtful accounts of $201 and $369 as of December 31, 2002 and September 30, 2003, respectively	$3,287	$2,409
Current income tax receivable	6,337	5,513
Current portion of deferred taxes	70	129

Total current assets	9,694	8,051

Property, Plant, and Equipment:
System and installation equipment	105,372	77,569
Test and office equipment	563	563
Automobiles and trucks	1,356	1,343
Leasehold improvements	778	778

	108,069	80,253
Less accumulated depreciation and amortization	(64,565)	(65,647)

Property, plant, and equipment, net	43,504	14,606

Other Long-Term Assets:
Deferred income taxes	21,693	32,293

Total assets	$74,891	$54,950

LIABILITIES AND NET PARENT FUNDING
Current Liabilities:
Accounts payable	$939	$1,379
Accrued liabilities	4,178	5,114
Unearned revenue	1,600	1,490

Total current liabilities	6,717	7,983

Noncurrent Liabilities:
Notes payable	4,999	4,999
Employee benefits	1,942	3,116

Total noncurrent liabilities	6,941	8,115

Total liabilities	13,658	16,098

Commitments and Contingencies (Note 3)
Net Parent Funding	61,233	38,852

Total liabilities and net parent funding	$74,891	$54,950

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands)

	Nine months ended September 30,
	2002	2003
Operating Revenues	$26,390	$24,899

Operating Expenses:
Costs and expenses, excluding depreciation (including $9,411 and $3,442 of affiliated company expenses)	32,605	28,874
Depreciation	6,398	5,254
Asset impairment	—	27,135
Allocated parent company expenses	5,278	5,238

Total operating expenses	44,281	66,501

Operating Loss	17,891	41,602

Interest Expense:
Interest expense—affiliate	2,321	2,510
Interest expense	288	288

Total interest expense	2,609	2,798

Loss Before Income Taxes	(20,500)	(44,400)
Income Tax Benefit	7,175	15,540

Net Loss	$(13,325)	$(28,860)

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine months ended September 30,
	2002	2003
Cash flows from operating activities:
Net loss	$(13,325)	$(28,860)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	6,398	5,254
Bad debt expense	8	167
Asset impairment	—	27,135
Deferred income taxes	12,164	(9,835)
Changes in operating assets and liabilities:
Accounts receivable	(1,302)	711
Accounts payable and accrued expenses	888	2,440

Total adjustments	18,156	25,872

Net cash provided by (used in) operating activities	4,831	(2,988)

Cash flows from investing activities:
Capital expenditures	(4,101)	(3,495)

Net cash used in investing activities	(4,101)	(3,495)

Cash flows from financing activities:
Change in net parent funding	(730)	6,483

Net cash (used in) provided by financing activities	(730)	6,483

Net change in cash and cash equivalents	—	—
Cash and cash equivalents—at beginning of year	—	—

Cash and cash equivalents—at end of year	$—	$—

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$288	$288

See notes to combined financial statements.

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

September 30, 2003

(unaudited)

(in thousands)

1.    Organization and Nature of Business

Organization

The Pinellas County, Florida and Cerritos, California unincorporated divisions (the “Company”) of Verizon Media Ventures Inc. (“VMV”), a wholly owned subsidiary of Verizon Communications Inc. (the “Parent”).

On July 15, 2003, VMV entered into an agreement to sell certain assets used in the Pinellas and Cerritos operations to Knology New Media, Inc. (“Knology New Media”), a wholly owned subsidiary of Knology, Inc. (“Knology”).

Nature of Business

The Company is a cable operator currently providing cable services to residential subscribers within the city of Cerritos in Los Angeles County, California. As a competitive overbuild cable operator in Pinellas County, Florida, the Company currently provides video and high speed Internet access to residential customers. The Company was the second cable operator in the Pinellas market with a fully upgraded hybrid fiber coax network, and in Cerritos, it has been the sole cable operator with a coax network.

Verizon strategically decided to exit the video business late in 1999 and VMV began divestiture efforts in June of 2000. Since the divestiture process, the Company has focused on minimizing cash outflows. There can be no assurance that the Company will be able to achieve profitability and/or positive cash flow. The Company has been funded to date by GTE Corporation, a wholly owned subsidiary of the Parent.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been derived from the consolidated financial statements of VMV and have been prepared to present the financial position, results of operations, and cash flows of the Company on a stand-alone combined basis. Accordingly, the accompanying financial statements include certain administrative costs and expenses, which have been allocated to the Company by VMV and the Parent. These costs have been allocated on a pro rata basis based primarily on employee headcount, revenues, operating expenses, and capital expenditures, and represent management’s best estimates of what such expenses would have been had the Company been operated as a separate entity. In the opinion of management, the accompanying interim financial statements contain all material adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-Lived Assets

During the nine months ended September 30, 2003, the Company determined that the carrying value of its property was in excess of representative fair values based on negotiated transactions. Accordingly, the Company recorded an asset impairment in the amount of $27,135 to writedown the carrying value of the property to the negotiated sale to Knology (Note 4). The impairment related to the writedown of system and installation equipment .

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 had no impact on the Company’s financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction, which provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 had no material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will not have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, FASB Interpretation No, (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others, was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provision of FIN 45 are effective for guarantees issued after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002 and had no impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends

The Pinellas County, Florida and Cerritos, California

Unincorporated Divisions of Verizon Media Ventures Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement permits two additional transition methods (modified prospective and retroactive restatement) for entities that adopt the preferable method of accounting for stock-based employee compensation.

Effective January 1, 2003, the Parent adopted the fair value recognition of SFAS No. 123, using the prospective method, for all new awards granted to employees after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. However, in subsequent years, the vesting of awards issued on or after January 1, 2003 may cause an increase in employee compensation expense.

The following table illustrates the effect on net loss if the fair value method had been applied to all outstanding and unvested awards in the six months ended September 30, 2003 and 2002:

	Nine months ended September 30,
	2002	2003
Net loss, as reported	$(13,325)	$(28,860)
Add: Stock option-related employee compensation expense included in reported net loss, net of related tax effects	—	5
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(109)	(30)

Pro forma net loss	$(13,434)	$(28,885)

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The adoption of FIN 46 will have no impact on the Company’s financial position, results of operations or cash flows.

3.    Commitments and Contingencies

In the normal course of business, the Company is subjected to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company, for which the likelihood is more than remote that there will be an unfavorable outcome or having a material adverse effect on the financial position, results of operations, or liquidity of the Company.

4.    Sale of Business

On July 15, 2003, VMV entered into an Asset Purchase Agreement with Knology New Media pursuant to which Knology New Media will acquire certain assets of the Company for a purchase price of approximately $15 million, subject to certain purchase adjustments.

PART II—Information not required in prospectus

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses payable by the registrant in connection with the issuance and distribution of the securities being registered are as follows:

SEC filing fee	$7,815
NASD filing fee	10,160
Nasdaq listing fee	100,000
Blue sky fees and expenses	25,000
Transfer agent expenses and fees	25,000
Printing and engraving	460,000
Accounting fees and expenses	650,000
Legal fees and expenses	1,000,000
Miscellaneous expenses	22,025

Total	$2,300,000

All of the fees and expenses set forth above will be paid by registrant. Other than the SEC filing fee and the NASD filing fee, all fees and expenses are estimated.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware corporation law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in non derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware corporation law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Our Certificate of Incorporation and our Bylaws contain provisions that provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware corporation law.

ITEM 16.    EXHIBITS

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement by and among Knology, Inc. and the underwriters (previously filed).

2.1

Joint Plan of Reorganization of Knology Broadband, Inc. filed with the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division, by Knology, Inc. and Knology Broadband, Inc., on September 18, 2002, confirmed on October 22, 2002 and effective on November 6, 2002 (Incorporated herein by reference to Exhibit 2.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

2.2	Asset Purchase Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (previously filed).

2.3	Side Letter Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (previously filed).

2.4	Agreement, dated as of July 15, 2003, between GLA New Ventures, LLC and Knology, Inc. (previously filed).

4.1	Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Registration Statement on Form S-8 (File No. 333-103428)).

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Knology, Inc (previously filed).

4.3	Bylaws of Knology, Inc. (Incorporated herein by reference to Exhibit 3.2 to Knology Inc. Registration Statement on Form S-1 (File No. 333-89179)).

4.4	Specimen of Stock Certificate for Shares of Common Stock, par value $0.01 per share (previously filed).

4.5

Indenture, dated as of November 6, 2002, by and between Knology, Inc. and Wilmington Trust Company, as Trustee, relating to the 12% Senior Notes Due 2009 of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No.
000-32647)).

4.6	Form of Senior Note (contained in Exhibit 4.2).

5.1	Opinion of Alston & Bird LLP (previously filed).

10.1.1

Stockholders Agreement dated February 7, 2000 among Knology, Inc., certain holders of the Series A preferred stock, the holders of Series B preferred stock, certain management holders and certain additional stockholders (Incorporated herein by reference to Exhibit 10.84 to Knology, Inc.’s Post-Effective Amendment No. 2 to Form S-1 (File No. 333-89179)).

10.1.2

Amendment No. 1 to Stockholders Agreement, dated as of February 7, 2000, by and among Knology, Inc. and the other signatories thereto, dated as of January 12, 2001, by and among Knology, Inc. and the other signatories thereto (Incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Current Report on Form 8-K filed January 26, 2001 (File No. 000-32647)).

10.1.3

Amendment No. 2 to Stockholders Agreement, dated as of February 7, 2000, by and among Knology, Inc. and the other signatories thereto, as amended as of January 12, 2001, dated as of October 18, 2002, by and among Knology, Inc. and the other signatories thereto. (Incorporated herein by reference to Exhibit 10.1.3 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.2

Lease Agreement dated April 15, 1996 by and between D.L. Jordan and American Cable Company, Inc. (Incorporated herein by reference to Exhibit 10.5 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.3

Pole Attachment Agreement dated January 1, 1998 by and between Gulf Power Company and Beach Cable, Inc. (Incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form
S-4 (File No. 333-43339)).

10.4*

Telecommunications Facility Lease and Capacity Agreement, dated September 10, 1996, by and between Troup EMC Communications, Inc. and Cybernet Holding, Inc. (Incorporated herein by reference to Exhibit 10.16 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.5

Master Pole Attachment agreement dated January 12, 1998 by and between South Carolina Electric and Gas and Knology Holdings, Inc. d/b/a/ Knology of Charleston (Incorporated herein by reference to Exhibit 10.17 to Amendment No. 3 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.6

Lease Agreement, dated December 5, 1997 by and between The Hilton Company and Knology of Panama City, Inc. (Incorporated herein by reference to Exhibit 10.25 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form
S-4 (File No. 333-43339)).

10.7

Certificate of Membership with National Cable Television Cooperative, dated January 29, 1996, of Cybernet Holding, Inc. (Incorporated herein by reference to Exhibit 10.34 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.8

Ordinance No. 99-16 effective March 16, 1999 between Columbus consolidated Government and Knology of Columbus Inc. (Incorporated herein by reference to Exhibit 10.18 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.9	Ordinance No. 16-90 (Montgomery, Alabama) dated March 6, 1990 (Incorporated herein by reference to Exhibit 10.44 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.10	Ordinance No. 50-76 (Montgomery, Alabama) (Incorporated herein by reference to Exhibit 10.45 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.11

Ordinance No. 9-90 (Montgomery, Alabama) dated January 16, 1990 (Incorporated herein by reference to Exhibit 10.45.1 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.12

Resolution No. 58-95 (Montgomery, Alabama) dated April 6, 1995 (Incorporated herein by reference to Exhibit 10.46 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.13

Resolution No. 97-22 (Panama City Beach, Florida) dated December 3, 1997 (Incorporated herein by reference to Exhibit 10.49 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

PART II—Information not required in prospectus

Exhibit Number		Exhibit Description

10.14

Ordinance No. 5999 (Augusta, Georgia) dated January 20, 1998 (Incorporated herein by reference to Exhibit 10.53 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 333-43339)).

10.15

Ordinance No. 1723 (Panama City, Florida) dated March 10, 1998 (Incorporated herein by reference to Exhibit 10.54 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 333-43339)).

10.16

Franchise Agreement (Charleston County, South Carolina) dated December 15, 1998 (Incorporated herein by reference to Exhibit 10.31 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No.333-43339)).

10.17

Ordinance No. 1998-47 (North Charleston, South Carolina) dated May 28, 1999 (Incorporated herein by reference to Exhibit 10.32 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.18

Ordinance No. 1998-77 (Charleston, South Carolina) dated April 28, 1998 (Incorporated herein by reference to Exhibit 10.33 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.19

Ordinance No. 98-5 (Columbia County, Georgia) dated August 18, 1998 (Incorporated herein by reference to Exhibit 10.34 to Knology Broadband Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.20

Network Access Agreement dated July 1, 1998 between SCANA Communications, Inc., f/k/a MPX Systems, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.36 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.21	*

Master Agreement for Internet Access Services dated January 2, 2002, by and between ITC^DeltaCom, Inc. and Knology, Inc. (Incorporated herein by reference to Exhibit 10.21 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-32647)).

10.22	*

Collocation Agreement for Multiple Sites dated on or about June 1998 between Interstate FiberNet, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.38 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.23	*

Lease Agreement dated October 12, 1998 between Southern Company Services, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.39 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.24

Facilities Transfer Agreement dated February 11, 1998 between South Carolina Electric and Gas Company and Knology Holdings, Inc., d/b/a Knology of Charleston (Incorporated herein by reference to Exhibit 10.40 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.25

License Agreement dated March 3, 1998 between BellSouth Telecommunications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.41 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.26

Pole Attachment Agreement dated February 18, 1998 between Knology Holdings, Inc. and Georgia Power Company (Incorporated herein by reference to Exhibit 10.44 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.27

Assignment Agreement dated March 4, 1998 between Gulf Power Company and Knology of Panama City, Inc. (Incorporated herein by reference to Exhibit 10.46 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.28

Registration Rights Agreement, dated November 6, 2002, by and between Knology, Inc. and SCANA Communications Holdings, Inc., (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.29

Carrier Services Agreement dated July 16, 2001 between Business Telecom, Inc. and Knology, Inc. (Incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.30*

Reseller Services Agreement dated September 9, 1998 between Business Telecom, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.51 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.31*

Private Line Services Agreement dated September 10, 1998 between BTI Communications Corporation and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.52 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.32.1

Amended and Restated Credit Agreement, between certain subsidiaries of Knology Broadband, Inc. and Wachovia Bank, National Association, dated October 22, 2002 (Incorporated herein by reference to Exhibit 10.32.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.2

Note Payable to Wachovia, dated October 22, 2002 (Incorporated herein by reference to Exhibit 10.32.2 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.3

Reaffirmation Agreement, dated October 22, 2002. (Incorporated herein by reference to Exhibit 10.32.3 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.4

Collateral Agreement, dated October 22, 2002. (Incorporated herein by reference to Exhibit 10.32.4 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.33	Tax Separation Agreement between ITC Holding and Knology, Inc. (Incorporated herein by reference to Exhibit 10.59 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.34

Right of First Refusal and Option Agreement, Dated November 19, 1999 by and between Knology of Columbus, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.60 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.35

Services Agreement dated November 2, 1999 between Knology, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.61 to Amendment No. 1 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.36

Support Agreement, dated November 2, 1999 between Interstate Telephone Company, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.37	Knology, Inc. 2002 Long Term Incentive Plan (Incorporated by reference to Exhibit 99.1 to Knology, Inc.’s Registration Statement on Form S-8 (File No. 333-103248)).

10.38

Warrant Agreement, dated as of December 3, 1999, between Knology, Inc. and United States Trust Company of New York (including form of Warrant Certificate) (Incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.39

Warrant Registration Rights Agreement, dated as of December 3, 1999, between Knology, Inc. and United States Trust Company of New York (Incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.40	Knology, Inc. Spin-Off Plan (Incorporated herein by reference to Exhibit 10.71 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.41

Residual Note from Knology, Inc. to ITC Holding Company, Inc. (Incorporated herein by reference to Exhibit 10.74 to Amendment No. 4 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.42

Joint Ownership Agreement dated as of December 8, 1998, among ITC Service Company, Powertel, Inc., ITC^DeltaCom Communications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.48 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.43*

On/Line Operating and License Agreement dated March 18, 1998 between Knology Holdings, Inc. and CableData, Inc. (Incorporated herein by reference to Exhibit 10.49 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.44*

Dedicated Capacity Agreement between DeltaCom and Knology Holdings, Inc. dated August 22, 1997. (Incorporated herein by reference to Exhibit 10.50 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.45*

Agreement for Telecommunications Services dated April 28, 1999 between ITC^DeltaCom Communications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.51 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.46*

Amendment to Master Capacity Lease dated November 1, 1999 between Interstate FiberNet, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.52 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.47

Duct Sharing Agreement dated July 27, 1999 between Knology Holdings, Inc. and Interstate Fiber Network. (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.48

Assumption of Lease Agreement dated November 9, 1999 between Knology Holdings, Inc. ITC Holding Company, Inc. and J. Smith Lanier II. (Incorporated herein by reference to Exhibit 10.54 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.49

Assumption of Lease Agreement dated November 9, 1999 among Knology Holdings, Inc., ITC Holding Company, Inc. and Midtown Realty, Inc. (Incorporated herein by reference to Exhibit 10.55 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.50*

Contract for Centrex Switching Services dated January 4, 1999 between Interstate Telephone Company and InterCall, Inc. (Incorporated herein by reference to Exhibit 10.56 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.52.1

Master Loan Agreement, dated as of June 29, 2001, by and between CoBank, ACB and Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. (Incorporated herein by reference to Exhibit 10.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.2

First Supplement to the Master Loan Agreement, dated as of June 29, 2001, by and between CoBank, ACB and Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. (Incorporated herein by reference to Exhibit 10.1.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.3

Promissory Note, dated June 29, 2001, made by Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.4

Stock Pledge Agreement, dated as of June 29, 2001, by and between Globe Telecommunications, Inc. and CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.3 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.5

Security Agreement, dated as of June 29, 2001, made by Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.4 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.52.6

Security Agreement, dated as of June 29, 2001, made by ITC Globe, Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.5 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.7

Continuing Guaranty, dated as of June 29, 2001 by ITC Globe, Inc. for the benefit of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.6 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.8

Stock Pledge Agreement, dated as of June 29, 2001, by and between Knology, Inc. and CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.7 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.9

Letter from CoBank to Globe Telecommunications, Inc., Interstate Telephone Co. and Valley regarding Consent, Waiver and Amendments to Master Loan Agreement, dated June 6, 2002 (Incorporated herein by reference to Exhibit 10.52.9 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.10

Letter from CoBank to Globe Telecommunications, Inc., Interstate Telephone Co. and Valley regarding Amendments to Master Loan Agreement, dated July 3, 2002 (Incorporated herein by reference to Exhibit 10.52.9 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.11

Amended and Restated First Supplement to Master Loan Agreement, dated June 6, 2002 (Incorporated herein by reference to Exhibit 10.52.11 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.12

Continuing Guaranty by Knology of Knoxville, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.12 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.13

Security Agreement by Knology of Knoxville, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.13 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.14

Continuing Guaranty by Knology, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.14 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.15

Continuing Guaranty by Knology Broadband, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.15 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.16

Companion Continuing Guaranty by Knology Broadband, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.16 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.53.1

$6,700,000 Purchase Money Financing Line of Credit Promissory Note, dated December 1, 2003, made by Knology Broadband of California, Inc. in favor of Campbell B. Lanier, III, as also executed by Knology, Inc. with respect to the potential issuance of the stock of Knology, Inc. upon conversion of the note (previously filed).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.53.2	Purchase-Money Security Agreement, dated December 1, 2003, made by Knology Broadband of California, Inc. in favor of Campbell B. Lanier, III (previously filed).

10.53.3

Cancellation of $5,000,000 Promissory Note and Security Agreement, dated December 1, 2003, by and among Knology New Media, Inc., SCANA Communications Holdings, Inc. and Campbell B. Lanier, III (previously filed).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3**	Consent of Arthur Andersen LLP (Omitted pursuant to Rule 437a under the Securities Act of 1933).

23.5	Consent of Alston & Bird LLP (included in Exhibit 5.1).

24.1	Power of Attorney (previously filed).

*	Confidential treatment has been requested pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.
**	After reasonable efforts, the Registrant has been unable to obtain the consent of Arthur Andersen LLP to the inclusion in this Registration Statement of its report with respect to the Registrant’s consolidated financial statements for the three years ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits this Registration Statement to be filed without the written consent from Arthur Andersen LLP. As a result, investors may not be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact or any omission to state a material fact, contained in the Registrant’s consolidated financial statements for the three years ended December 31, 2001.

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act maybe permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registration pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

PART II—Information not required in prospectus

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Point, Georgia on this December 17, 2003.

KNOLOGY, INC.

BY:	/s/ CHAD S. WACHTER
Chad S. Wachter
Vice President, General Counsel & Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of December 17, 2003 by the following persons in the capacities indicated.

Signature	Title

* Campbell B. Lanier, III	Chairman of the Board and Director

* Rodger L. Johnson	President, Chief Executive Officer and Director (Principal executive officer)

* Robert K. Mills	Chief Financial Officer, Vice President and Treasurer (Principal financial officer and principal accounting officer)

* Donald W. Burton	Director

* William H. Scott, III	Director

* Richard S. Bodman	Director

* O. Gene Gabbard	Director

* Alan A. Burgess	Director

* Bret Pearlman	Director

* William Laverack, Jr.	Director

* Eugene I. Davis	Director

*By:	/s/ CHAD S. WACHTER
Attorney-in-fact